AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 1994



                                                       REGISTRATION NO. 33-72354

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                       PETROLEUM HEAT AND POWER CO., INC.
               (Exact name of registrant as specified in charter)

             MINNESOTA                                5983                               06-1183025
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)               Identification No.)

                              2187 ATLANTIC STREET
                          STAMFORD, CONNECTICUT 06902
                                 (203) 325-5400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                 IRIK P. SEVIN,
                                   PRESIDENT
                       PETROLEUM HEAT AND POWER CO., INC.
                              2187 ATLANTIC STREET
                          STAMFORD, CONNECTICUT 06902
                                 (203) 325-5400
          (Name and address, including zip code and telephone number, including area code of agent for service)
                            ------------------------

                                   COPIES TO:

                   ALAN SHAPIRO, ESQ.                                        BETH R. NECKMAN, ESQ.
        PHILLIPS, NIZER, BENJAMIN, KRIM & BALLON                               LATHAM & WATKINS
                    31 W. 52ND STREET                                          885 THIRD AVENUE
              NEW YORK, NEW YORK 10019-6167                              NEW YORK, NEW YORK 10022-4802
                     (212) 977-9700                                             (212) 906-1200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                     PROPOSED MAXIMUM       PROPOSED MAXIMUM
     TITLE OF SECURITIES          AMOUNT TO BE        OFFERING PRICE       AGGREGATE OFFERING        AMOUNT OF
      TO BE REGISTERED             REGISTERED        PER DEBENTURE(1)           PRICE(1)          REGISTRATION FEE
% Subordinated Debentures Due
2006.........................     $75,000,000              100%                $75,000,000           $25,863(2)


(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933.


(2) Previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       PETROLEUM HEAT AND POWER CO., INC.
                             CROSS REFERENCE SHEET
                          PURSUANT TO S-K, ITEM 501(B)

                              ITEM OF FORM S-2                                      PROSPECTUS LOCATION
           ------------------------------------------------------  ------------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus........................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
           Prospectus............................................  Inside Front and Outside Back Cover Pages
       3.  Summary Information, Risk Factors, Ratio of Earnings
           to Fixed Charges......................................  Prospectus Summary; Risk Factors; Selected Financial
                                                                     and Other Data
       4.  Use of Proceeds.......................................  Use of Proceeds
       5.  Determination of Offering Price.......................  Underwriting
       6.  Dilution..............................................  Inapplicable
       7.  Selling Security Holders..............................  Inapplicable
       8.  Plan of Distribution..................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered............  Description of Debentures
      10.  Interests of Named Experts and Counsel................  Legal Matters; Experts
      11.  Information with Respect to the Registrant
             (b)(1) Description of Business......................  Prospectus Summary; The Company; Business
             (b)(2) Financial Statements.........................  Consolidated Financial Statements of Petroleum Heat
                                                                     and Power Co., Inc. and Subsidiaries
             (b)(3) Industry Information.........................  Business
             (b)(4) Dividends and Related Stockholder Matters....  Inapplicable
             (b)(5) Selected Financial Data......................  Selected Financial and Other Data
             (b)(6) Supplementary Financial
                     Information.................................  Consolidated Financial Statements of Petroleum Heat
                                                                     and Power Co., Inc. and Subsidiaries
             (b)(7) Management's Discussion and Analysis of
                    Financial Condition and Results of
                    Operations...................................  Management's Discussion and Analysis of Results of
                                                                     Operations and Financial Condition
             (b)(8) Disagreements with Accountants...............  Inapplicable
      12.  Incorporation of Certain Information by Reference.....  Incorporation of Documents by Reference
      13.  Disclosure of Commission Position on Indemnification
             for Securities Act
             Liabilities.........................................  Inapplicable

      PAGE 1

SUBJECT TO COMPLETION, DATED JANUARY 12, 1994 PROSPECTUS , 1994 $75,000,000* PETROLEUM HEAT AND POWER CO., INC. % SUBORDINATED DEBENTURES DUE 2006 The
    % Subordinated Debentures due 2006 (the "Debentures") are being offered (the "Offering") by Petroleum Heat and Power Co., Inc. (the "Company").
Interest  on the Debentures is payable semi-annually on         and         of
each year, commencing               , 1994. The Debentures are not  redeemable
prior  to              , 1999 . Thereafter, the Debentures are redeem-able, in
whole or in part, at the option of the Company, at the redemption prices set forth herein, together with accrued and unpaid interest to the date of
redemption. In addition, at any time prior to             , 1997, the  Company
may  redeem Debentures with the  net proceeds of a  public offering of Capital
Stock (as defined)  of the  Company at a  redemption price  of       % of  the
principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $50.0 million of the Debentures remain outstanding immediately following any such redemption. Upon a Change of Control (as defined), the Company will be obligated to make an offer to purchase all outstanding Debentures at a price of 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase. See "Description of Debentures." The Debentures will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined) of the Company. As of September 30, 1993, after giving pro forma effect to the Offering, the use of proceeds therefrom* and the Subordinated Debt Amendments (as defined), Senior Debt of the Company* would have been approximately $42.7 million. In addition, the Debentures will* be effectively subordinated to all indebtedness and other liabilities and commitments of the Company's subsidiaries which, as of September 30, 1993, totalled approximately $9.2 million, consisting primarily of trade payables. The Debentures will rank pari passu with other subordinated indebtedness of* the Company, which, after giving pro forma effect to the Subordinated Debt* Amendments, would have aggregated approximately $92.6 million as of September* 30, 1993. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD* BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PRICE TO THE PUBLIC(1) Per Debenture.%% Total.$$
(1) Plus  accrued  interest,  if any,  from  the  date of  issuance.  (2)  See
"Underwriting"   for  indemnification  arrangements   with  the  Underwriters.
(3) Before deducting expenses payable by  the Company estimated at $         .
The Debentures are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including their right to reject any order in whole or part. It is expected that delivery of the Debentures will be made in New
York  on or  about                      ,  1994. DONALDSON,  LUFKIN & JENRETTE
SECURITIES CORPORATION KIDDER, PEABODY & CO. INCORPORATED CHEMICAL SECURITIES INC. MORGAN SCHIFF & CO., INC.
      PAGE 2

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     WITH RESPECT TO SALES OF THE   % SUBORDINATED DEBENTURES DUE 2006 BEING
OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH DEBENTURES MAY BE SOLD ONLY TO THE FOLLOWING INDIVIDUALS: (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES WHICH ARE UNDER COMMON CONTROL, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING OR (3) PERSONS WHO HAVE EITHER: (I) A NET WORTH (EXCLUSIVE OF HOME, HOME FURNISHINGS AND AUTOMOBILES) OF AT LEAST $250,000 AND AN ANNUAL GROSS INCOME OF AT LEAST $75,000, OR (II) IRRESPECTIVE OF ANNUAL GROSS INCOME, A NET WORTH OF AT LEAST $500,000 (EXCLUSIVE OF HOME, HOME FURNISHINGS AND AUTOMOBILES).



                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, upon request, such reports, proxy statements and other information will be made available for inspection and copying at the Commission's public reference facilities at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the American Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Debentures. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company will furnish to holders of the Debentures annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus and by the information and financial statements appearing in the documents incorporated by reference herein. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Debentures offered hereby. Unless the context otherwise requires, all references in this Prospectus to the "Company" and "Petro" include Petroleum Heat and Power Co., Inc. and its subsidiaries.

                                  THE COMPANY

     Petroleum Heat and Power Co., Inc. (the "Company" or "Petro") is the largest retail distributor of home heating oil (#2 fuel oil) in the United States, with total sales of $548.9 million for the twelve months ended September 30, 1993. Petro served approximately 421,000 customers in 26 markets in the Northeast as of September 30, 1993, including the metropolitan areas of Boston, New York City, Baltimore, Providence and Washington, D.C. Despite its leading market position, Petro estimates that its customer base represents approximately 5% of the residential home heating oil customers in the Northeast. For the twelve months ended September 30, 1993, the Company sold approximately 449.7 million gallons of home heating oil and propane.

     The home heating oil business has been relatively stable principally due to the following fundamental characteristics: (i) home heating oil demand has been relatively unaffected by general economic conditions due to the non-discretionary nature of home heating oil purchases, (ii) homeowners have tended to remain with their traditional distributors and (iii) customer loss to other energy sources, primarily natural gas, has been low due to the high cost of conversion. While over short periods of time weather has caused some variability in financial and operating results, the Company has typically been able to adjust gross profit margins and operating expenses to partially offset lower volumes associated with warmer winter temperatures. The Company historically has been able to pass through wholesale price increases to its customers and has minimized its exposure to oil price fluctuations by maintaining an average of no more than a ten day inventory of home heating oil. In addition, the Company has minimized its exposure to environmental liability by storing its oil in third party-owned facilities.


     Management, which assumed control of the Company in 1979, assesses the Company's financial performance by, among other measures, operating income before depreciation and amortization and the amount of non-cash expenses associated with key employees' deferred compensation plans ("EBITDA") and consolidated net income (loss) plus depreciation and amortization and the amount of non-cash expenses associated with key employees' deferred compensation plans, less accrued preferred stock dividends, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company ("NIDA"). Although EBITDA and NIDA should not be considered a substitute for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are the principal bases upon which the Company assesses its financial performance. EBITDA increased from $3.6 million in 1980 to $51.3 million in 1992, a compound annual growth rate of 24.8%. During this same period, NIDA increased from $2.9 million in 1980 to $27.7 million in 1992, a compound annual growth rate of 20.7%. The volume of home heating oil sold by the Company has increased from 59.4 million gallons in 1980 to 423.1 million gallons in 1992, a compound annual growth rate of 17.8%. The growth in EBITDA, NIDA and volume was primarily the result of the Company's purchase of 135 home heating oil distributors during this period and its ability to rapidly integrate these acquisitions while achieving significant economies of scale. On a pro forma basis, adjusted to give effect as of January 1, 1992 to, among other things, the nine acquisitions completed during 1992 and the nine acquisitions completed during the nine months ended September 30, 1993, EBITDA and NIDA would have been $63.2 million and $36.4 million, respectively, for the year ended December 31, 1992. On a
                                       3
pro forma basis, adjusted to give effect as of January 1, 1992 to, among other things, the nine acquisitions completed during the nine months ended September 30, 1993, EBITDA and NIDA would have been $28.4 million and $8.7 million, respectively, for the nine months ended September 30, 1993. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Overview" and Pro Forma Financial Statements included elsewhere in this Prospectus.



     As a result of abnormally warm winter weather in 1990, the Company's EBITDA and volume of home heating oil sold decreased by 34.4% and 11.1%, respectively, as compared to 1989. Although 1991 was also warmer than normal and home heating oil volume declined 3.4% from 1990, EBITDA increased by 52.2% from 1990 principally due to improvement in gross profit margins and lower operating expenses. In 1992, the weather returned to more normal levels, and EBITDA increased by 28.2% to $51.3 million and the volume of home heating oil sold increased by 9.7%. For the years ended December 31, 1990, 1991 and 1992, the Company incurred net losses of $29.3 million, $16.6 million and $4.4 million, respectively. For the nine months ended September 30, 1992 and 1993, the Company incurred net losses of $9.5 million and $17.4 million, respectively. See "Management's Discussion and Analysis of Results of Operations and Financial Condition." At September 30, 1993, the Company had outstanding an aggregate of $185.4 million of long-term debt (including current portion), although $20.0 million had been deposited at that time into a cash collateral account for the repayment of a portion of such debt.


     The home heating oil industry is large, highly fragmented and undergoing consolidation. According to United States Bureau of Census data, there were approximately 3,800 independently-owned and operated home heating oil distributors in the Northeast at the end of 1990. The Company's strategy, as the principal consolidator in the industry, is to grow through the acquisition and integration of distributors in new and existing markets and to emphasize customer retention and internal account growth through a variety of regionally sensitive marketing and customer service initiatives. The Company is continuously evaluating acquisition opportunities, and believes that the warm winter weather in 1990 and 1991 has enhanced its potential to make acquisitions. The Company realizes significant economies of scale from the centralization of accounting, data processing, fuel oil purchasing, credit and marketing functions. It operates under 86 trade names in 30 branch offices that maintain autonomy over oil delivery, heating equipment service and customer relations.

RECENT DEVELOPMENTS


     Based upon preliminary unaudited results for the year ended December 31, 1993, Petro expects to report total sales of approximately $538.5 million with a volume of home heating oil and propane sold of approximately 443.5 million gallons. EBITDA and NIDA are expected to range from $47.7 million to $48.7 million and $22.5 million to $23.5 million, respectively. In addition, the Company anticipates a net loss ranging from $8.0 million to $9.0 million.



     In December 1993, the Company acquired an approximate 29.5% equity interest in Star Gas Corporation ("Star Gas") for $16.0 million in cash. Certain other investors invested a total of $49.0 million of additional equity in Star Gas, of which $11.0 million was in the form of cash and $38.0 million resulted from the conversion of long-term debt and preferred stock into equity of Star Gas. In connection with this investment, the Company entered into a management agreement with Star Gas and acquired options to purchase all of the equity securities of the other investors.


     Star Gas is the tenth largest distributor of propane in the United States, with sales of $154.2 million, representing over 169 million gallons of propane, for the year ended September 30, 1993. Star Gas served approximately 200,000 customers in the midwestern, northeastern and southeastern regions of the United States as of September 30, 1993. See "Risk Factors--Investment in Star Gas" and "Business--Investment in Star Gas."

                                  THE OFFERING


Securities Offered.....................  $75.0 million principal amount of    % Subordinated Debentures due 2006
                                         (the "Debentures").
Maturity Date..........................  , 2006.
Interest Payment Dates.................  and              of each year, commencing , 1994.
Optional Redemption....................  The Debentures will be redeemable at the option of the Company, in whole
                                         or in part, at any time on or after              , 1999, at the
                                         redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time prior to , 1997, the
                                         Company may redeem Debentures with the net proceeds of a public offering
                                         of Capital Stock of the Company at a redemption price of    % of
                                         principal amount, together with accrued and unpaid interest to the date of redemption, provided that at least $50.0 million of the Debentures remain outstanding immediately following any such redemption.
Change of Control......................  Upon a Change of Control, the Company will be obligated to make an offer to purchase all outstanding Debentures at a price of 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase.
Ranking................................  The Debentures will be subordinated in right of payment to all existing and future Senior Debt of the Company. As of September 30, 1993, after giving pro forma effect to the Offering, the use of proceeds therefrom and the Subordinated Debt Amendments, Senior Debt of the Company would have totalled approximately $42.7 million. In addition, the Debentures will be effectively subordinated to all indebtedness and other liabilities and commitments of the Company's subsidiaries which, as of
                                         September 30, 1993, totalled approximately $9.2 million, consisting primarily of trade payables. The Debentures will rank pari passu with other subordinated indebtedness of the Company, which after giving pro forma effect to the Subordinated Debt Amendments would have aggregated approximately $92.6 million as of September 30, 1993.
Certain Covenants......................  The Indenture relating to the Debentures (the "Indenture") will restrict, among other things, dividends and certain other distributions, the purchase, redemption or retirement of Capital Stock or indebtedness that is junior to the Debentures, the incurrence of certain additional indebtedness, the creation of certain liens, certain transactions with
                                         Affiliates (as defined) and certain mergers and consolidations.
Use of Proceeds........................  The net proceeds from the sale of the Debentures will be used (i) to repurchase $50 million in aggregate principal amount of the Company's senior 9% Notes due June 1, 1994 (the "Maxwhale Notes") at a purchase price (assuming a repurchase date of January 31, 1994) equal to 101.33%
                                         of the principal amount thereof, plus accrued but unpaid interest thereon, and (ii) for general corporate purposes, including the
                                         Company's ongoing acquisition program. Pending application of the balance of the proceeds for general corporate purposes, such balance will be applied to reduce working capital borrowings. See "Use of
                                         Proceeds."

                                  SUMMARY DATA
                         (IN THOUSANDS, EXCEPT RATIOS)



     The following tables present summary consolidated financial and operating data subsequent to the assumption of control by the Company's current management in 1979. Management's strategy is to maximize EBITDA and NIDA, rather than net income. Although EBITDA and NIDA should not be considered a substitute for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are included in the following tables as they are the principal bases upon which the Company assesses its financial performance, compensates management and establishes dividends. In addition, certain covenants in the Company's borrowing arrangements are tied to similar measures.



OPERATING DATA:



                                                              DEPRECIATION    INTEREST
                                                   GROSS           AND        EXPENSE,   NET INCOME   RATIO OF EARNINGS
YEAR ENDED DECEMBER 31,             NET SALES     PROFIT     AMORTIZATION(1)     NET       (LOSS)    TO FIXED CHARGES(2)
1980.............................  $    84,582  $    11,938    $     1,542    $       4  $    1,407             6.2x
1981.............................      125,946       17,229          1,336         (434)      1,612             7.2x
1982.............................      168,061       28,370          2,595          245       3,690             7.0x
1983.............................      159,794       33,806          3,633          375       4,723             9.3x
1984.............................      245,249       50,323          7,069        3,394       4,165             3.2x
1985.............................      283,493       59,241         11,016        5,053       1,427             1.5x
1986.............................      279,889       81,843         15,131        6,580       4,116             2.1x
1987.............................      354,508       96,444         20,782        9,212         194             1.0x
1988.............................      462,150      133,601         27,151       13,536       1,565             1.2x
1989.............................      541,521      139,343         32,093       17,915      (4,287)         --    (3)
1990.............................      567,414      132,383         36,313       20,900     (29,267)         --    (3)
1991.............................      523,243      144,471         35,575       20,728     (16,562)         --    (3)
1992.............................      512,430      161,489         34,394       18,622      (4,389)         --    (3)
TWELVE MONTHS ENDED
  SEPTEMBER 30, 1993
Actual...........................      548,922      167,946         35,457       19,742     (12,225)         --    (3)
Pro Forma(4).....................      577,330      176,095         37,688       21,422     (13,335)         --    (3)



OTHER DATA:




                                                        GALLONS OF HOME                            RATIO OF EBITDA
                                                        HEATING OIL AND                              TO INTEREST
YEAR ENDED DECEMBER 31,                                  PROPANE SOLD      EBITDA(5)    NIDA(6)    EXPENSE, NET(7)
1980.................................................          59,399      $   3,581   $   2,949            N/A
1981.................................................          72,653          4,351       2,947            N/A
1982.................................................         104,583          9,713       6,285          39.6x
1983.................................................         123,019         13,560       8,357          36.2x
1984.................................................         180,998         19,756      11,234           5.8x
1985.................................................         212,183         19,106      12,443           3.8x
1986.................................................         255,319         30,274      19,247           4.6x
1987.................................................         317,380         30,557      20,976           3.3x
1988.................................................         414,535         44,470      28,717           3.3x
1989.................................................         449,040         40,076      27,573           2.2x
1990.................................................         398,989         26,307       4,639           1.3x
1991.................................................         385,557         40,036      15,744           1.9x
1992.................................................         423,354         51,325      27,721           2.8x
TWELVE MONTHS ENDED SEPTEMBER 30, 1993
Actual...............................................         449,748         46,424      21,743           2.4x
Pro Forma(4).........................................         478,101         51,176      24,817           2.4x

BALANCE SHEET DATA:                                                                       AT SEPTEMBER 30, 1993
                                                                                       ---------------------------
                                                                                         ACTUAL     AS ADJUSTED(8)
Working capital (deficiency).........................................................  $    (7,489)  $     22,979
Total assets.........................................................................      216,904        240,571
Total long-term debt (before escrow deposit)(9)......................................      157,819        210,319
Redeemable preferred stock (long-term portion).......................................       20,833         20,833
Stockholders' equity (deficiency)....................................................      (63,295)       (64,628)


- ------------------------------

(1) Depreciation and amortization includes depreciation and amortization of plant and equipment and amortization of customer lists and deferred charges.

(2) For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, net income (loss) derived from investments accounted for by the equity method, and extraordinary items, plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt discounts and the interest factor in rental expense.

(3) Earnings were insufficient to cover fixed charges by $7.4 million, $31.1 million, $16.3 million, $4.0 million and $11.0 million for the years ended December 31, 1989, 1990, 1991 and 1992 and the twelve months ended September 30, 1993, respectively. On a pro forma basis, earnings were insufficient to cover fixed charges by $10.1 million for the twelve months ended September 30, 1993. However, if non-cash charges to income consisting of depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans were excluded, the Company's earnings would have exceeded fixed charges by $24.7 million, $5.2 million, $19.3 million, $32.4 million, $26.7 million and $29.7 million, respectively, for such periods.

(4) The Pro Forma Operating and Other Data for the twelve months ended September 30, 1993 represent the historical data derived from the Company's financial statements for the twelve months ended September 30, 1993, adjusted to give
    effect to the following transactions as if each     had occurred on October
    1, 1992:


      (a)  the acquisitions by the Company of fourteen individually insignificant distributorships during the twelve months ended September 30, 1993 (the "Twelve Month Acquisitions");
      (b)  the issuance in March 1993 of approximately $12.8 million of Subordinated Notes due March 1, 2000 in exchange for an equal amount of the Company's 1991 Redeemable Preferred Stock (the "Preferred Stock
           Exchange");
      (c)  the repurchase in May 1993 of approximately $12.4 million of 11.40% Subordinated Notes due July 1, 1993 and approximately $12.5 million of 14.275% Subordinated Notes due October 1, 1995 (the "Subordinated
           Debt Repurchases");
      (d)  the repurchase of the Maxwhale Notes (the "Maxwhale Notes Repurchase");
      (e)  the $16.0 million investment in Star Gas resulting in an approximate 29.5% equity interest in Star Gas, accounted for under the equity method (the "Star Gas Investment"), and the effect of concurrent agreements entered into in connection with such investment;
      (f)  the release of the $20 million cash collateral account which partially secures the Maxwhale Notes for use as unrestricted cash (the "Collateral Release");
      (g)  the issuance in April 1993 (the "10 1/8% Notes Issuance") of $50 million of 10 1/8% Subordinated Notes due 2003 (the "10 1/8% Notes"); and
      (h)  the Offering; provided, however, that the pro forma data do not give effect to approximately $3.3 million of interest expense on, or the use of, approximately $33.3 million of the Debentures, the proceeds of which are not required for acquisitions or refinancings.
The historical and pro forma net loss and the historical and pro forma NIDA for the twelve months ended September
30, 1993 include an extraordinary loss of approximately $0.9 million representing the premium paid and deferred charges written of in connection with the Subordinated Debt Repurchases. Had the Subordinated Debt Repurchases and
the Maxwhale Notes Repurchase occurred on October 1, 1992, the pro forma extraordinary loss would have been approximately $4.3 million. See the Pro Forma Financial Statements included elsewhere in this Prospectus.


                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

(5) EBITDA is defined as operating income before depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans.

(6) NIDA is defined as the sum of consolidated net income (loss), plus depreciation and amortization of plant and equipment and amortization of customer lists and deferred charges, plus non-cash expenses associated with key employees' deferred compensation plans, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.


(7) The ratio of EBITDA to interest expense, net is calculated by dividing EBITDA by interest expense, net for such period. Pursuant to the Indenture, the Company may incur additional Funded Debt (as defined) only if its ratio of EBITDA to interest expense, net exceeds 2.0 to 1.0, subject to certain exceptions. See "Description of Debentures--Certain Covenants--Limitation on Funded Debt."



(8) As adjusted to give effect to the Offering, the Maxwhale Notes Repurchase, the Star Gas Investment and the Subordinated Debt Amendments; provided, however, that the as adjusted data includes approximately $21.0 million of working capital and principal amount of the Debentures, the proceeds of which are not required for the Maxwhale Notes Repurchase.


(9) The Company has escrowed certain amounts to partially secure the repayment of the Maxwhale Notes. The amount on deposit was $20.0 million at September
    30, 1993, and $0 at September 30,     1993, as adjusted.

FINANCIAL SUMMARY

     From 1980 through 1989, as indicated above, the Company's volume and EBITDA increased at compound annual growth rates of 25.2% and 30.8%, respectively. The growth in EBITDA and volume was interrupted in 1990 and 1991 by the warmest and third warmest years of this century in the Northeast. The weather affected financial and operating results, which, in turn, constrained the Company's access to capital and limited its acquisition program.

     In order to partially offset the impact of the warm winter weather, the Company adjusted its operating strategy in 1991 and 1992. This adjustment resulted in the improvement of gross profit margins, the consolidation of 37 of its branch operations into 28 and the reduction of 12% of its personnel by March 31, 1992 from December 31, 1990. As a result, while volume decreased slightly in 1991 compared to 1990 due to the elimination of a number of low margin commercial and industrial accounts, EBITDA and NIDA increased 52.2% and 239.4%, respectively, and the Company's net loss was reduced from $29.3 million in 1990 to $16.6 million in 1991. For the year ended December 31, 1992, EBITDA and NIDA also increased 28.2% and 76.1%, respectively, over the prior year and the Company's net loss decreased from $16.6 million in 1991 to $4.4 million in 1992, as a result of a return to more normal temperatures and the Company's cost saving programs.


     For the twelve months ended September 30, 1993, volume increased 6.2% compared to the twelve months ended December 31, 1992 due primarily to the Company's acquisition program. EBITDA and NIDA declined, however, due to lower than expected home heating oil gross profit margins in the first quarter of 1993, which was reversed in the second and third quarters, and a planned increase in heating equipment repair and maintenance expenses and marketing costs designed to improve the Company's customer retention rate. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."



     Although the Company recorded net income from 1980 through 1988, since 1989 the Company has reported net losses in each year and expects to report a net loss for 1993.

                                  THE COMPANY

     The Company is the largest retail distributor of home heating oil in the United States, with total sales of $548.9 million for the twelve months ended September 30, 1993. As of September 30, 1993, Petro served approximately 421,000 customers in 26 markets in the Northeast, including the metropolitan areas of Boston, New York City, Baltimore, Providence and Washington, D.C. For the twelve months ended September 30, 1993, the Company sold approximately 449.7 million gallons of home heating oil and propane.

     In addition to sales of home heating oil and propane, the Company installs and repairs heating equipment and, to a limited extent, markets other petroleum products to commercial customers, including #4 fuel oil, #6 fuel oil, diesel fuel, kerosene and gasoline.

     The Company is a Minnesota corporation. Its principal executive offices are located at 2187 Atlantic Street, Stamford, Connecticut 06902 and its telephone number is (203) 325-5400. The Company operates directly and through its subsidiaries in nine states and the District of Columbia.

                                  RISK FACTORS

     Investors should carefully consider the factors set forth below as well as the other information set forth in this Prospectus before purchasing the Debentures offered hereby.

LEVERAGE; ABILITY TO SERVICE DEBT

     At September 30, 1993 (after giving effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds"), the Company would have had outstanding an aggregate of $210.4 million of long-term debt (including the current portion) and stockholders' deficiency of $64.6 million. Of such outstanding obligations, there are no maturities or sinking fund requirements for 1994 and 1995 and the 1996 requirement is $2.1 million. Approximately $4.2 million of the Company's 1989 Cumulative Redeemable Exchangeable Preferred Stock (the "Redeemable Preferred Stock") is subject to mandatory redemption in each of 1994, 1995 and 1996. Prior to redemption, the Company has the right to exchange shares of Redeemable Preferred Stock, in whole or in part, for subordinated notes due August 1, 1999 (the "1999 Notes"), subject to meeting certain debt incurrence tests. See "Capitalization." In addition, the Company may incur further indebtedness from time to time to finance expansion, either through capital expenditures or acquisitions, or for other general corporate purposes. The degree to which the Company is leveraged could have important consequences to holders of the Debentures, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest, principal and other repayment obligations, thereby reducing the funds available to the Company for its operations and future acquisitions, (ii) the Company's ability to obtain additional financing in the future may be impeded, and (iii) the Company's degree of leverage may make it vulnerable to a downturn in its business or of the economy generally. The Company believes that it will be able to meet its obligations as they come due and will not be required to refinance or restructure its debt obligations, although it may elect to do so.

     The Company's earnings were insufficient to cover fixed charges by $7.4 million, $31.1 million, $16.3 million, $4.0 million and $11.0 million for the years ended December 31, 1989, 1990, 1991 and 1992 and the twelve months ended September 30, 1993, respectively. On a pro forma basis, earnings were insufficient to cover fixed charges by $10.1 million for the twelve months ended September 30, 1993. However, if non-cash charges to income consisting of depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans were excluded, the Company's earnings would have exceeded fixed charges by $24.7 million, $5.2 million, $19.3 million, $32.4 million, $26.7 million and $29.7 million, respectively, for such periods. See "--Recent Net Losses."

SUBORDINATION

     The Debentures will be subordinated to the prior payment of all existing and future Senior Debt of the Company. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Debentures only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. See "Description of Debentures--Ranking."


SENSITIVITY TO WEATHER; SEASONALITY



     Because the Company's business is directly related to heating, weather patterns during the winter months can have a material effect on the Company's sales of heating oil. Although temperature levels for the heating season have been relatively stable over time, variations can occur from time to time, and warmer than normal winter weather will adversely affect the Company's results. 1990 was the warmest year of this century and, as a result, volume declined for the first time since 1980. 1991 was the third warmest year of this century. Average daily temperatures in the Northeast for the year ended December 31, 1992 and for the nine months ended September 30, 1993 returned to more normal levels.



     The seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its volume in the first quarter and 30% in the fourth quarter of each year. The Company generally realizes positive NIDA in both of these quarters and negative NIDA during the warmer quarters ending June and September.


COMPETITION FROM ALTERNATE ENERGY SOURCES

     In all of its markets, the Company competes for customers with suppliers of alternate energy products, principally natural gas and electricity. Over the past five years, the conversion by the Company's customers from fuel oil to other sources, primarily natural gas, has averaged approximately 1% per annum of the homes served by the Company. This rate of conversion is largely a function of the cost of replacing an oil fired heating system with one that uses natural gas and the relative retail prices of fuel oil and natural gas. During 1980 and 1981, when there were government controls on the price of natural gas, and for a short time in 1990 and 1991, during the Persian Gulf crisis, the Company's customers converted to gas at approximately a 2% annual rate as oil prices increased relative to the price of natural gas. See "Business--Fundamental Characteristics." However, beginning in the spring of 1991, gas conversions by the Company's customers returned to their approximate 1% historical annual rate as the prices for the two products returned to parity. As fuel oil is a less expensive heating source than electricity, the Company believes that an insignificant number of its customers switch to electric heat from oil heat. See "Business--Fundamental Characteristics."

COMPETITION FOR NEW RETAIL CUSTOMERS


     The Company's business is highly competitive. The Company competes with fuel oil distributors offering a broad range of services and prices, from full service distributors, like the Company, to those offering delivery only. Competition with other companies in the fuel oil industry is based primarily on customer service and price. Long-standing customer relationships are typical in the retail home heating oil industry. Many companies in the industry, including Petro, deliver home heating oil to their customers based upon weather conditions and historical consumption patterns without the customer having to make an affirmative purchase decision each time oil is needed. In addition, most companies, including Petro, provide home heating equipment repair service on a 24-hour per day basis, which tends to build customer loyalty. As a result, the Company may experience difficulty in acquiring new retail customers due to existing relationships between potential customers and other home heating oil distributors. In addition, in certain instances, homeowners have formed buying cooperatives which seek to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. To date, these buying groups have not had a material impact on the Company's operations.

GROWTH DEPENDENT UPON ACQUISITIONS


     In recent years, home heating oil demand has been affected by conservation efforts and conversions to natural gas. In addition, as the number of new homes that use oil heat has not been significant, there has been virtually no increase in the customer base due to housing starts. As a result, the size of the home heating oil market is likely to be stagnant and may even decline in the future. The Company's growth in the past decade has been directly tied to the success of its acquisition program, and its future growth will depend on its ability to continue to identify and successfully consummate acquisitions. There is no assurance that the Company will be able to continue to identify new acquisitions or that it will have the access to capital necessary to consummate such acquisitions. As occurred in 1990 and 1991, warm winter weather can adversely affect the Company's operating and financial results which, in turn, may limit the Company's access to capital and its acquisition activities. In addition, the Company loses approximately 90% of customers acquired in an acquisition within the first six years following an acquisition; however, approximately 40% of the Company's customer losses are as a result of homeowners moving out, in which cases the Company acquires as new customers approximately 70% of the homeowners moving in. The Company's actual net loss of customers has averaged approximately 3% per annum over the past five years, as the loss of such purchased customers has been partially offset by new customers obtained through internal marketing. However, there can be no assurance that the Company will be able to maintain or reduce this average customer attrition rate in the future.


RECENT NET LOSSES


     The Company incurred net losses in 1989, 1990, 1991, 1992, the twelve months ended September 30, 1993 and for the nine months ended September 31, 1993 of $4.3 million, $29.3 million, $16.6 million, $4.4 million, $12.2 million and $17.4 million, respectively, primarily as a result of the amortization expense associated with the numerous acquisitions consummated since 1980. In connection with each acquisition, the Company amortizes for book purposes 90% of the amount allocated to customer lists over a six year period and the balance over a 25 year period. In addition, the Company depreciates fixed assets on average over an eight year period. The aggregate amortization of customer lists and deferred charges and depreciation and amortization of property and equipment in 1989, 1990, 1991, 1992, the twelve months ended September 30, 1993 and for the nine months ended September 30, 1993 amounted to $32.1 million, $36.3 million, $35.6 million, $34.4 million, $35.5 million and $26.7 million, respectively. Management's strategy is to maximize EBITDA and NIDA, rather than net income, and net losses may continue in the near term. Continued net losses could adversely affect the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."


SUPPLY OF HOME HEATING OIL

     Home heating oil is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Company purchases home heating oil from a variety of suppliers pursuant to supply contracts or on the spot market. While there can be no assurance that there will be no foreign crude oil disruptions which may adversely affect the Company's business, past disruptions have affected the price but not the availability of home heating oil to the Company. The Company historically has been able to pass through wholesale price increases to its customers and has minimized its exposure to oil price fluctuations by maintaining an average of no more than a ten day inventory. However, there can be no assurance that the Company will be able to pass on such increases in the future.

CONSERVATION AND TECHNOLOGY

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has caused a decline in demand for home heating oil by retail customers. Although the Company believes that current oil prices, which are lower than in recent periods, have resulted in decreased incentive to conserve and that most conservation efforts have already been implemented, the Company cannot predict the impact of future conservation measures. The Company is also unable to predict the effect that any technological advances in heating, conservation, energy generation or other devices might have on the Company's operations.

INVESTMENT IN STAR GAS

     In December 1993, the Company acquired an approximate 29.5% equity interest in Star Gas for $16.0 million in cash. Certain other investors invested a total of $49.0 million of additional equity, of which $11.0 million was in the form of cash and $38.0 million resulted from the conversion of long-term debt and preferred stock into equity of Star Gas (the "Star Gas Recapitalization"). After giving effect to the Star Gas Recapitalization, on a pro forma basis, as of September 30, 1993, Star Gas would have had total long-term debt of $70.0 million and stockholders' equity of $51.1 million. In connection with this investment, the Company entered into a management agreement with Star Gas and acquired options to purchase all of the equity securities of the other investors.


     The propane industry is highly competitive. For the fiscal years ended September 30, 1991, 1992 and 1993, Star Gas had net losses of $5.3 million, $7.3 million and $47.1 million (which includes an impairment of long-lived assets aggregating $33.0 million) and EBITDA of $24.7 million, $22.2 million and $18.6 million, respectively. Continued net losses could adversely affect the Company's investment in Star Gas. For the fiscal years ended September 30, 1991, 1992 and 1993, Star Gas had a ratio of EBITDA to interest expense of 1.3 to 1.0, 1.3 to
1.0 and 1.1 to 1.0, respectively. After giving effect to the Star Gas Recapitalization, Star Gas' ratio of EBITDA to interest expense on a pro forma basis would have been 2.3 to 1.0 for the fiscal year ended September 30, 1993. See "Business--Investment in Star Gas."


DEPENDENCE ON KEY PERSON


     The Company is dependent on the continued services of its President, Irik
P. Sevin, principally in its acquisition program. If Mr. Sevin were no longer to serve as an employee of the Company, the Company's prospects for future growth could be adversely affected. The Company does not maintain key man life insurance with respect to Mr. Sevin.


CONTROL BY PRINCIPAL STOCKHOLDERS

     The directors of the Company and certain affiliated parties own 100% of the Class C Common Stock of the Company. Each share of Class A Common Stock is entitled to one vote per share and each share of Class C Common Stock is entitled to ten votes per share. The shares of Class C Common Stock owned by the directors and such affiliated parties represent, in the aggregate, 57.3% of the voting power of all of the outstanding shares of Common Stock. In addition, the directors own 34.5% of the Class A Common Stock of the Company. Consequently, the directors have the ability to control the business and affairs of the Company by virtue of their ability to elect a majority of the Company's board of directors and by virtue of their voting power with respect to other actions requiring stockholder approval.

ABSENCE OF PUBLIC MARKET

     There is no existing market for the Debentures and there can be no assurance as to the liquidity of any markets that may develop for the Debentures, the ability of holders of the Debentures to sell their Debentures or the price at which holders will be able to sell their Debentures. If such a market were to develop, the Debentures could trade at prices that may be higher or lower than the initial offering price thereof depending on many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Donaldson, Lufkin & Jenrette Securities Corporation, Kidder, Peabody & Co. Incorporated and Chemical Securities Inc. have advised the Company that they currently intend to make a market in the Debentures; however, they are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Debentures on any securities exchange.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Debentures are estimated to be approximately $72.3 million. The Company intends to use approximately $50.7 million of such net proceeds to repurchase $50 million in aggregate principal amount of Maxwhale Notes at a purchase price (assuming a repurchase date of January 31, 1994) equal to 101.33% of the principal amount thereof, plus accrued but unpaid interest thereon. The Maxwhale Notes bear interest at a rate of 9% per annum and are due and payable on June 1, 1994. The Company will use the balance of the net proceeds for general corporate purposes, including the Company's ongoing acquisition program. While the Company regularly considers and evaluates acquisitions as part of such acquisition program, the Company does not have any present agreements or commitments with respect to any acquisitions at this time. Pending application of the balance of the proceeds for general corporate purposes, such balance will be applied to reduce working capital borrowings.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at September 30, 1993 and as adjusted to give effect to the Offering, the Maxwhale Notes Repurchase and the Subordinated Debt Amendments.



                                                                                          AT SEPTEMBER 30, 1993
                                                                                         ------------------------
                                                                                              (IN THOUSANDS)
                                                                                           ACTUAL     AS ADJUSTED
Short-term obligations:
  Working capital borrowings(1)........................................................  $        --   $      --
  Current maturities of long-term debt.................................................           33          33
  Current maturities of Maxwhale Notes(2)..............................................       27,500          --
  Current maturities of Redeemable Preferred Stock(3)..................................        4,167       4,167
                                                                                         -----------  -----------
       Total short-term obligations....................................................  $    31,700   $   4,200
                                                                                         -----------  -----------
                                                                                         -----------  -----------
Long-term debt:
  Maxwhale Notes(2)....................................................................  $    22,500   $      --
  Other long-term debt.................................................................           55          55
  Senior notes(4)......................................................................           --      42,632
     % Subordinated Debentures due 2006................................................           --      75,000
  Subordinated notes payable...........................................................      135,264      92,632
                                                                                         -----------  -----------
       Total long-term debt............................................................      157,819     210,319
                                                                                         -----------  -----------
Redeemable Preferred Stock:
  Cumulative redeemable exchangeable preferred stock, par value $.10 per share; 409,722 shares authorized, 250,000 shares outstanding, of which 41,667 are reflected as
current(3).............................................................................       20,833      20,833
                                                                                         -----------  -----------
Stockholders' equity (deficiency):
  Preferred stock, par value $.10 per share; 5,000,000 shares authorized, none
outstanding............................................................................           --          --
  Class A Common Stock, par value $.10 per share; 40,000,000 shares authorized,
18,992,579 shares outstanding..........................................................        1,899       1,899
  Class B Common Stock; par value $.10 per share; 6,500,000 shares authorized, 216,901
shares outstanding.....................................................................           22          22
  Class C Common Stock; par value $.10 per share; 5,000,000 shares authorized,
2,545,139 shares outstanding...........................................................          255         255
  Additional paid-in capital...........................................................       54,416      54,416
  Deficit(5)...........................................................................     (118,607)   (119,940)
  Note receivable from stockholder.....................................................       (1,280)     (1,280)
                                                                                         -----------  -----------
       Total stockholders' equity (deficiency).........................................      (63,295)    (64,628)
                                                                                         -----------  -----------
          Total capitalization.........................................................  $   115,357   $ 166,524
                                                                                         -----------  -----------
                                                                                         -----------  -----------


- ------------------------------

(1) The Company has available $75 million under an amended and restated credit agreement dated as of December 31, 1992 (the "Credit Agreement"). No borrowings were outstanding under the Credit Agreement at September 30, 1993. The seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its volume in the first quarter and 30% in the fourth quarter of each year with corresponding increases in working capital borrowings during these periods.

(2) As of September 30, 1993, $20 million of U.S. Treasury Notes were held in a cash collateral account to partially secure the Maxwhale Notes. Pursuant to the Credit Agreement, an additional $7.5 million is scheduled to be escrowed on May 15, 1994 for this same purpose. Assuming the consummation of the Offering and the Maxwhale Notes Repurchase, this payment will not have to be made and the $20 million cash collateral account will be released to the Company for use as unrestricted funds.

(3) 41,667 shares of Redeemable Preferred Stock are subject to mandatory redemption in each of 1994 through 1997. Prior to redemption, the Company has the right to exchange shares of Redeemable Preferred Stock, in whole or in part, for 1999 Notes, subject to meeting certain debt incurrence tests. At September 30, 1993, the Company was not able to exchange any shares of Redeemable Preferred Stock for 1999 Notes pursuant to such tests.


(4) In connection with the Subordinated Debt Amendments, the Company has agreed to cause approximately $42.6 million in aggregate principal amount of outstanding subordinated debt to be ranked as Senior Debt. See "Description of Other Indebtedness and Redeemable Preferred Stock-- Subordinated Debt."



(5) Assuming a repurchase date of September 30, 1993, the Company would have recorded an approximate $1.3 million extraordinary loss on the early payment of the Maxwhale Notes.

                       SELECTED FINANCIAL AND OTHER DATA


     The following table sets forth selected financial and other data of the Company and should be read in conjunction with the more detailed financial statements included elsewhere in this Prospectus. The financial data at the end of and for each of the years in the five year period ended December 31, 1992 are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick, independent auditors. The financial data at September 30, 1993 and for the nine month periods ended September 30, 1992 and September 30, 1993 are derived from the unaudited consolidated financial statements of the Company but include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The pro forma financial data for the year ended December 31, 1992 and for the nine months ended September 30, 1993 are derived from the historical consolidated financial statements of the Company. The Company typically generates net income and NIDA in the quarters ending in March and December and experiences net losses and negative NIDA during the non-heating season quarters ending in June and September; thus the results for interim periods are not indicative of the results that may be obtained for the entire fiscal year. Although EBITDA and NIDA should not be considered a substitute for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, they are included in the following table as they are the bases upon which the Company assesses its financial performance, compensates management and establishes dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Pro Forma Financial Statements included elsewhere in this Prospectus.



                                                                                                        NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                             -----------------------------------------------------------------------  ----------------------
                                                                                             PRO
                                                                                          FORMA(1)
                                1988        1989        1990        1991        1992        1992         1992        1993
                                                              (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS
  DATA:
Net sales..................  $  462,150  $  541,521  $  567,414  $  523,243  $  512,430   $ 604,491   $  340,892  $  377,384
Cost of sales..............     328,549     402,178     435,031     378,772     350,941     416,073      232,333     262,368
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
       Gross profit........     133,601     139,343     132,383     144,471     161,489     188,418      108,559     115,016
Operating expenses.........      89,131      99,267     106,076     104,435     110,165     125,185       77,821      89,180
Amortization of customer
lists......................      21,646      24,604      25,571      24,840      23,496      29,018       17,470      18,236
Depreciation and
  amortization of plant and
equipment..................       4,209       5,127       5,796       5,550       5,534       7,228        4,153       4,368
Amortization of deferred
charges....................       1,296       2,362       4,946       5,185       5,363       5,953        4,054       4,137
Provision for supplemental
benefit(3).................          --          --          --          --       1,974       1,974           --         193
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Operating income (loss)....      17,319       7,983     (10,006)      4,461      14,957      19,060        5,061      (1,098)
Interest expense--net......      13,536      17,915      20,900      20,728      18,622      21,864       14,027      15,147
Other income
(expense)--net.............        (126)      2,568        (228)        (45)       (324)       (314)        (339)        (29)
Equity in (share of loss
of) Star Gas...............          --          --          --          --          --         167           --          --
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Income (loss) before income
  taxes and extraordinary
item.......................       3,657      (7,364)    (31,134)    (16,312)     (3,989)     (2,951)      (9,305)    (16,274)
Income taxes (benefit).....       1,584      (3,077)     (1,867)        250         400         400          218         218
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Income (loss) before
extraordinary item.........       2,073      (4,287)    (29,267)    (16,562)     (4,389)     (3,351)      (9,523)    (16,492)
Extraordinary item.........        (508)         --          --          --          --          --           --        (867)
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Net income (loss)..........  $    1,565  $   (4,287) $  (29,267) $  (16,562) $   (4,389)  $  (3,351)  $   (9,523) $  (17,359)
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
                             ----------  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Ratio of earnings to fixed
charges(4).................        1.2x        --(5)       --(5)       --(5)       --(5)       --(5)        --(5)       --(5)


                                 PRO
                              FORMA(2)
                                1993

STATEMENT OF OPERATIONS
  DATA:
Net sales..................   $ 392,005
Cost of sales..............     272,676
                             -----------
       Gross profit........     119,329
Operating expenses.........      90,929
Amortization of customer
lists......................      18,971
Depreciation and
  amortization of plant and
equipment..................       4,546
Amortization of deferred
charges....................       4,268
Provision for supplemental
benefit(3).................         193
                             -----------
Operating income (loss)....         422
Interest expense--net......      16,131
Other income
(expense)--net.............         (29)
Equity in (share of loss
of) Star Gas...............      (3,213)
                             -----------
Income (loss) before income
  taxes and extraordinary
item.......................     (18,951)
Income taxes (benefit).....         218
                             -----------
Income (loss) before
extraordinary item.........     (19,169)
Extraordinary item.........          --
                             -----------
Net income (loss)..........   $ (19,169)
                             -----------
                             -----------
Ratio of earnings to fixed
charges(4).................        --(5)




                                                                                                        NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                             -----------------------------------------------------------------------  ----------------------
                                                                                             PRO
                                                                                          FORMA(1)
                                1988        1989        1990        1991        1992        1992         1992        1993
                                                              (IN THOUSANDS, EXCEPT RATIOS)
OTHER DATA:
EBITDA(6)..................  $   44,470  $   40,076  $   26,307  $   40,036  $   51,325   $  63,233   $   30,737  $   25,836
Interest expense, net......      13,536      17,915      20,900      20,728      18,622      21,864       14,027      15,147
NIDA(7)....................      28,717      27,573       4,639      15,744      27,721      36,398       12,232       6,254
Ratio of EBITDA to interest
  expense, net(8)..........        3.3x        2.2x        1.3x        1.9x        2.8x        2.9x         2.2x        1.7x
Gallons of home heating oil
and propane sold...........     414,535     449,040     398,989     385,557     423,354     492,524      280,853     307,247
EBITDA per gallon of home
  heating oil and propane
sold.......................  $     0.11  $     0.09  $     0.07  $     0.10  $     0.12   $    0.13   $     0.11  $     0.08


                                 PRO
                              FORMA(2)
                                1993

OTHER DATA:
EBITDA(6)..................   $  28,400
Interest expense, net......      16,131
NIDA(7)....................       8,701
Ratio of EBITDA to interest
  expense, net(8)..........        1.8x
Gallons of home heating oil
and propane sold...........     318,739
EBITDA per gallon of home
  heating oil and propane
sold.......................   $    0.09




                                                                AT DECEMBER 31,                        AT SEPTEMBER 30, 1993
                                           ----------------------------------------------------------  ----------------------
                                                                                                                       AS
                                              1988        1989        1990        1991        1992       ACTUAL    ADJUSTED(9)
BALANCE SHEET DATA:
Working capital (deficiency).............  $   12,070  $   13,544  $   (5,520) $  (12,038) $   (6,744) $   (7,489) $   22,979
Total assets.............................     231,151     286,435     260,665     220,010     252,783     216,904     240,571
Senior long-term debt and capital lease
  obligations (before escrow deposit)
(long-term portion)(10)..................      51,260      51,570      50,847      50,217      50,080      22,555      42,687
Subordinated notes (long-term
  portion)...............................      77,376      92,418      95,346      91,613      84,978     135,264     167,632
Redeemable preferred stock (long-term
portion).................................          --      10,000      25,000      30,023      37,718      20,833      20,833
Stockholders' equity (deficiency)........       9,448      (3,287)    (40,087)    (61,444)    (33,917)    (63,295)    (64,628)


- ------------------------------
 (1) The Pro Forma Statement of Operations and Other Data for the year ended December 31, 1992 represent the historical data derived from the Company's financial statements for 1992, adjusted to give effect to the following transactions as if each had occurred as of January 1, 1992:

     (a) the acquisitions by the Company of nine individually insignificant distributorships during 1992 (the "1992 Acquisitions") and nine individually insignificant distributorships during the nine months ended September 30, 1993 (the "1993 Acquisitions");

         (b) the Preferred Stock Exchange;

             (c) the Subordinated Debt Repurchases;

                 (d) the Maxwhale Notes Repurchase;

                     (e) the Star Gas Investment and the effect of concurrent
                         agreements entered into in connection with such investment;

                         (f) the Collateral Release;


                             (g) the 10 1/8% Notes Issuance; and



                                 (h) the Offering; provided, however, that the
                                     pro forma data do not give effect to
                                     approximately $2.7 million of interest
                                     expense on, or the use of, approximately
                                     $27.4 million of the Debentures, the
                                     proceeds of which are not required for
                                     acquisitions or refinancings.



                                     The historical and pro forma net loss and the historical and pro forma NIDA for the year ended December 31, 1992 do not include any extraordinary losses. Had the Subordinated Debt Repurchases and the Maxwhale Notes Repurchase occurred on January 1, 1992, the pro forma extraordinary loss would have been approximately $6.2 million.



 (2) The Pro Forma Statement of Operations and Other Data for the nine months ended September 30, 1993 represent the historical data derived from the Company's financial statements for the nine months ended September 30, 1993, adjusted to give effect to the following transactions as if each had occurred as of January 1, 1992:


     (a) the 1993 Acquisitions;

         (b) the Preferred Stock Exchange;

             (c) the Subordinated Debt Repurchases;

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

                 (d) the Maxwhale Notes Repurchase;

                 (e) the Star Gas Investment and the effect of concurrent
                     agreements entered into in connection with such investment;

                 (f) the Collateral Release;


                             (g) the 10 1/8% Notes Issuance; and



                                 (h) the Offering; provided, however, that the
                                     pro forma data do not give effect to
                                     approximately $2.6 million of interest
                                     expense on, or the use of, approximately
                                     $34.4 million of the Debentures, the
                                     proceeds of which are not required for
                                     acquisitions or refinancings.



                                     The historical net loss and the historical
                                     NIDA for the nine months ended September
                                     30, 1993 include an extraordinary loss of approximately $0.9 million representing the premium paid in connection with the Subordinated Debt Repurchases. Had the Subordinated Debt Repurchases and the Maxwhale Notes Repurchase occurred on January 1, 1992, the pro forma extraordinary loss would have been approximately $6.2 million.


 (3) Represents the present value of supplemental retirement benefits.

 (4) For purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, net income (loss) derived from investments accounted for by the equity method, and extraordinary items, plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt discount and the interest factor in rental expense.

 (5) Earnings were insufficient to cover fixed charges by $7.4 million, $31.1 million, $16.3 million, $4.0 million, $9.3 million and $16.3 million for the years ended December 31, 1989, 1990, 1991 and 1992 and the nine months ended September 30, 1992 and 1993, respectively. On a pro forma basis, earnings were insufficient to cover fixed charges by $3.1 million and $15.7 million for the year ended December 31, 1992 and the nine months ended September 30, 1993, respectively. However, if non-cash charges to income consisting of depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans were excluded, the Company's earnings would have exceeded fixed charges by $24.7 million, $5.2 million, $19.3 million, $32.4 million, $16.4 million, $10.7 million, $41.1 million and $12.2 million, respectively, for such periods.

 (6) EBITDA is defined as operating income before depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans.


 (7) NIDA is defined as the sum of consolidated net income (loss), plus depreciation and amortization of plant and equipment and amortization of customer lists and deferred charges, plus non-cash expenses associated with key employees' deferred compensation plans, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received by the Company.



 (8) The ratio of EBITDA to interest expense, net is calculated by dividing EBITDA by interest expense, net for such period. Pursuant to the Indenture, the Company may incur additional Funded Debt (as defined) only if its ratio of EBITDA to interest expense, net exceeds 2.0 to 1.0, subject to certain exceptions. See "Description of Debentures--Certain Covenants--Limitation on Funded Debt."



 (9) As adjusted to give effect to the Offering, the Maxwhale Notes Repurchase, the Star Gas Investment and the Subordinated Debt Amendments; provided, however, that the as adjusted data includes approximately $21.0 million of working capital and principal amount of the Debentures, the proceeds of which are not required for the Maxwhale Notes Repurchase.


(10) The Company has escrowed certain amounts to partially secure the repayment of the Maxwhale Notes. The amounts on deposit at the dates indicated were as follows: $11.5 million at December 31, 1988, $0 at December 31, 1989, $0 at December 31, 1990, $5.0 million at December 31, 1991, $15.0 million at September 30, 1992, $15.0 million at December 31, 1992, $20.0 million at September 30, 1993 and $0 at September 30, 1993, as adjusted.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW


     In analyzing the Company's results, investors should consider the Company's active acquisition program, the rapid rate of amortization of customer lists purchased in acquisitions, the seasonal nature of the heating oil business and the general ability of heating oil distributors to pass on variations in wholesale heating oil costs to their customers. Therefore, although a company's net income (loss) calculated in accordance with generally accepted accounting principles is generally considered by investors to be an indicator of a company's operating performance, management believes that in evaluating the Company's results, two additional measures should be considered to supplement the net income (loss) analysis. The first such measure is operating income before depreciation and amortization and non-cash expenses associated with key employees' deferred compensation plans (referred to herein as EBITDA) and the second such measure is the sum of consolidated net income (loss), plus depreciation and amortization of plant and equipment and amortization of customer lists and deferred charges, plus non-cash expenses associated with key employees' deferred compensation plans, less dividends accrued on preferred stock, excluding net income (loss) derived from investments accounted for by the equity method, except to the extent of any cash dividends received from the Company (referred to herein as NIDA). Although EBITDA and NIDA should not be considered a substitute for net income (loss) as an indicator of the Company's operating performance and NIDA should not be considered a measure of the Company's liquidity, it is important for an investor to understand these concepts since management's strategy is to maximize EBITDA and NIDA, rather than net income. The computations of EBITDA and NIDA are derived from the Company's financial statements as a supplement to the Company's traditional financial statements. Because of management's acquisition and other strategies, it believes that EBITDA is an important indicator as a measure of earnings derived from operations before non-cash expenses and non-operating expenses, such as other expenses and income taxes. The following expands on the above and enumerates other factors that investors should consider.


     First, the financial results of a given year do not reflect the full impact of that year's acquisitions. Most acquisitions are made during the non-heating season because many sellers desire to retain winter profits but avoid summer losses. Therefore, the effect of acquisitions made after the heating season are not fully reflected in the Company's sales volume and operating and financial results until the following calendar year.


     Second, as stated above, the Company's objective is to maximize NIDA and EBITDA, rather than net income. The large disparity between NIDA and net income
(loss) is primarily attributable to the substantial amortization of customer lists and other intangibles in connection with acquisitions. Customer lists and other intangibles acquired in connection with acquisitions represent the allocation of acquisition costs which are amortized over the future periods benefitted by such acquisitions. In general, costs are allocated to assets based upon the fair market value of the assets purchased, as determined by arms' length negotiations between the Company and the seller. Substantially all purchased intangibles are comprised of customer lists and covenants not to compete. Amortization of customer lists is a non-cash expense which represents the write-off of the amount paid for customers acquired in connection with acquisitions who later terminate their relationship with the Company. Based on the Company's analysis of historical purchased customer attrition rates, these lists are amortized 90% over a six-year period (on average, 15% per annum) and the balance over a 25-year period. However, the Company's net loss of customers has only averaged approximately 3% per annum over the past five years, as the loss of purchased accounts has been partially offset by new customers obtained through internal marketing. See "Business--Customers and Sales." The covenants not to compete are amortized over the lives of the covenants, which generally range from five to seven years.

     Third, the seasonal nature of the Company's business results in the sale by the Company of approximately 50% of its volume in the first quarter and 30% in the fourth quarter of each year. The Company generally realizes positive NIDA in both of these quarters and negative NIDA during the warmer quarters ending June and September. As a result, acquisitions made during the spring and summer months generally have a negative effect on earnings and a limited impact on NIDA in the calendar year in which they are made. Most of the costs associated with an acquired distributor are incurred evenly throughout the remainder of the year, whereas a smaller percentage of the purchased company's annual volume and gross profit is realized during the same period.



     Finally, changes in total dollar sales do not necessarily affect the Company's gross profit, EBITDA, net income or NIDA. Since the Company adds a per gallon margin onto its wholesale costs, variability in wholesale oil prices will affect net sales but generally do not affect EBITDA, net income, NIDA or any other measure of earnings. As a result, the Company's margins are most meaningfully measured on a per gallon basis and not as a percentage of sales. While fluctuations in wholesale prices have not significantly affected demand to date, it is possible that significant wholesale price increases over an extended period of time could have the effect of encouraging conservation. If demand were reduced and the Company was unable to increase its gross profit margin or reduce its operating expenses, the effect of the decrease in volume would be to reduce EBITDA, net income, NIDA and any other measure of earnings.



     Given the Company's operating strategy to maximize EBITDA and NIDA as described above, an investor should also be aware of certain risks that are inherent in such a strategy. Although an increased level of acquisitions (which in turn adds to the Company's plant and equipment and customer lists) is expected to have a positive impact on the long term viability of the business, the near term effect of acquisitions would be to increase EBITDA and NIDA by a significantly greater amount than would be the increase, if any, of net income because of the substantial impact of depreciation and amortization expense, items which generally do not impact EBITDA or NIDA, but which do materially impact net income. A reduced level of acquisitions, which would be expected to have an adverse impact on the long term growth of the business, could lead to decreased EBITDA and NIDA, while possibly increasing net income.



     In the year of an acquisition, depending on the month it is consummated, it is possible that EBITDA and NIDA would not be affected, while net income could be negatively impacted.



     To the extent future acquisitions are financed with debt, the interest expense associated with such debt would not impact EBITDA, but would reduce NIDA and net income. If the Company were to finance future acquisitions by issuing new preferred stock, the preferred stock dividends associated with the new preferred stock would not affect EBITDA or net income, but would reduce NIDA and increase the Company's stockholders' deficiency.



     Since EBITDA and NIDA are not affected by depreciation and amortization, the Company's failure to replace long lived assets or its decision to delay needed capital expenditures could have the short term effect of improving net income (by minimizing depreciation and amortization expense), but could have a negative impact on the long term viability of the business. Because management is concerned with the Company's long term viability, and measures its operating performance by EBITDA and NIDA, it intends to continue making capital improvements as required.



     Factors that impact the Company's ability to continue following its current operating strategy in the foreseeable future include its ability to continue to grow through acquisitions, while continuing to replace lost customers through internal marketing.

RESULTS OF OPERATIONS AND OTHER DATA



  Nine Months Ended September 30, 1993 Compared to Nine Months Ended September 30, 1992



     Net sales increased for the first nine months of 1993 to $377.4 million from $340.9 million in the same period in 1992. The $36.5 million increase was attributable primarily to volume growth associated with acquisitions ($40.3 million or 11.8%) and, to a lesser extent, to higher home heating oil prices ($6.2 million or 1.8%), offset by attrition in the Company's customer base and slightly warmer weather, which was 2.3% warmer than in the prior period.



     During the first nine months of 1993, home heating oil volume, including propane, increased to 307.2 million gallons, 9.4% greater than the number of gallons delivered in the nine months ended September 30, 1992, due to the impact of the nine acquisitions completed in 1992 whose nine month volume was fully reflected for the first time in 1993, and to a lesser extent, the nine acquisitions completed in the nine months ended September 30, 1993. However, seven of the current period's acquisitions were completed in the spring and summer months and provided no meaningful impact on volume growth compared to the prior year. The positive impact of the acquisitions was offset by slightly warmer temperatures and by attrition in the Company's customer base. The Company continues to focus its marketing efforts on smaller, service-sensitive residential accounts and has reduced its customer attrition rate by approximately 25% from a year ago.



     Gross profit increased $6.5 million (5.9%), a 3.4% decrease on a per gallon basis, from $108.6 million (38.7 per gallon) for the nine months ended 1992 to $115.0 million (37.4 per gallon) for the nine months ended 1993. While home heating oil margins increased 0.5 per gallon, which was less than historically experienced, this increase was more than offset by the higher net cost of providing heating equipment repair and maintenance service to a larger customer base and utilizing this service as part of the Company's internal marketing program. The lower than historically experienced increases in home heating oil margins was due to lower than expected home heating oil margins in the first quarter of 1993 which was reversed in the second and third quarters of 1993.



     Operating expenses increased $11.4 million (14.6%) from $77.8 million in the first nine months of 1992 to $89.2 million for the first nine months of 1993. On a per gallon basis, these expenses increased 4.7% from 27.7 per gallon for the first nine months of 1992 to 29.0 for the comparable period in 1993. This increase was attributable to the expansion of the Company's marketing program, which has resulted in a significant reduction in the Company's rate of account attrition, and the severe weather conditions experienced in March 1993 that temporarily increased operating costs, primarily delivery expenses, during that month.



     Provision for supplemental benefit for the nine months ended September 30, 1993 represents the present value of supplemental retirement benefits ($0.2 million).



     Amortization of customer lists and deferred charges increased 3.9%, or $0.8 million, to $22.4 million. These non-cash expenses increased less than volume growth as certain customer lists and capitalized expenses became fully amortized. Depreciation and amortization of plant and equipment increased 5.2%, or $0.2 million, to $4.4 million for the nine months ended September 30, 1993 due to the acquisitions.



     The operating loss for the first nine months of 1993 was $1.1 million as compared to operating income of $5.1 million for the same period of 1992, as the 9.4% increase in volume and the slight increase in home heating oil margins were offset by higher residential service related costs, increased delivery and marketing expenses and higher non-cash expenses.


     Net interest expense for the nine months ended September 30, 1993 increased $1.1 million, 8.0%, to $15.1 million. A reduction in the average borrowing rate was offset by a $28.6 million increase in long-term borrowings from $148.9 million, at an average interest rate of 11.9%, to $177.5 million, at an average interest rate of 11.4%. This increase in long-term borrowing was due to the conversion in March 1993 of $12.8 million of Redeemable Preferred Stock into Subordinated Notes due in 2000 and the issuance in April 1993 of $50 million of 10 1/8% Notes due in 2003. The proceeds of this public issue were used to repay $25.0 million of long-term obligations maturing in 1993 and 1995 with the balance being used to fund, in part, the Company's acquisition program. Offsetting the increase in long-term borrowings was a decline in short-term borrowings from $22.1 million, at an average interest rate of 5.8%, for the first nine months of 1992 to $11.8 million, at an average interest rate of 5.1%, for the comparable period of 1993. In addition, the Company reduced bank fees and generated interest income on higher cash balances in 1993 compared to 1992.



     The loss before income taxes and extraordinary items increased 75%, or $7.0 million, to $16.3 million due to the reduction in operating income and the increase in interest expense. Income taxes of $0.2 million were the same for both periods and represent certain state income taxes applicable to profitable subsidiaries that are not included in consolidated state returns. The Company had losses for federal income tax purposes in each of these periods.


     In May 1993, the Company recorded an extraordinary charge against earnings of $0.9 million. This represented the cash premium paid of $0.4 million to retire $25.0 million of the Company's long-term obligations maturing in 1993 and 1995 and the write-off of $0.5 million in debt discount and deferred charges associated with these obligations.

     The net loss increased from $9.5 million for the first nine months of 1992 to $17.4 million for the comparable period of 1993 due to the increase in the operating loss, higher interest expense and the extraordinary charge. EBITDA decreased from $30.7 million for the nine months ended September 30, 1992 to $25.8 million for the comparable period in 1993 as the 9.4% increase in volume and the slight increase in home heating oil margins were offset by higher residential service related costs and increased marketing expenses.

  1992 Compared to 1991

     Net sales decreased in 1992 to $512.4 million from $523.2 million in 1991. This $10.8 million decrease was due to lower home heating oil prices ($37.9 million or 7.2%) as a result of lower per gallon wholesale costs, as well as to reductions in sales of products other than home heating oil to commercial accounts ($17.0 million or 3.3%), which were partially offset by an increase in home heating oil volume ($41.0 million or 7.8%). The average price of home heating oil in 1992 was approximately 14.8% below the 1991 levels, when prices were affected by the Persian Gulf crisis.

     In 1992, home heating oil volume increased to 423.1 million gallons, 9.7% greater than the 385.6 million gallons delivered in 1991 due to colder temperatures (45.3 million gallons) and the impact of the nine acquisitions completed in 1991 whose full annual volume was realized for the first time in 1992 and from a portion of the annual volume associated with the nine additional acquisitions completed in 1992 (19.2 million gallons). The impact of the acquisitions was offset in part by attrition in the Company's customer base, as well as the loss of certain of its high volume, low margin commercial accounts, as the Company continued to focus its marketing efforts on smaller, higher margin, more service-sensitive residential customers.

     Gross profit increased $17.0 million (11.8%), or 1.9% per gallon, from $144.5 million in 1991 (37.5 per gallon) to $161.5 million in 1992 (38.2 per gallon). This increase exceeded the percentage increase in home heating oil volume due to improved per gallon gross profit margins attributable to the Company's ability to add an increasing gross margin onto its wholesale costs, designed to offset the impact of inflation, account attrition and weather.

     Operating expenses increased 5.5% compared to the 9.7% increase in volume and declined 3.9% on a per gallon basis from 27.1 in 1991 to 26.1 in 1992. The per gallon reduction in operating expenses reflects the savings from the Company's cost reduction program which was begun in April 1991 and economies of scale realized from the Company's acquisition program.

     Amortization of customer lists declined 5.4%, or $1.3 million, to $23.5 million in 1992 as certain customer lists became fully amortized and a greater portion of the purchase price in more recent acquisitions was allocated to restrictive covenants and included in deferred charges. As a result of this allocation, amortization of deferred charges increased 3.5% to $5.4 million in 1992. On a combined basis, amortization of customer lists and deferred charges declined 3.9% as the annual amortization associated with assets that became fully amortized was greater than the amount associated with the limited number of acquisitions in 1991 and the impact of the 1992 acquisitions was not fully realized in the current year.

     Depreciation and amortization of plant and equipment was $5.5 million for 1992, approximately the same as in 1991, as reductions related to assets that became fully depreciated were offset by increases associated with assets purchased in 1991 and 1992.

     Provision for supplemental benefit in 1992 represents the present value of a supplemental retirement benefit ($2.0 million) which is being paid over 10 years.

     Operating income increased to $15.0 million from $4.5 million in 1991. This improvement was due to an increase in home heating oil volume and an improvement in per gallon operating income associated with higher gross profit margins, lower per gallon operating expenses and the decline in non-cash expenses, partially offset by the provision for the supplemental benefit in 1992.

     Net interest expense in 1992 decreased $2.1 million, 10.2% below 1991, due to a decline in average outstanding borrowings from 1991 to 1992 of $15.6 million, which caused a reduction of $1.7 million in interest expense and to an increase in interest income ($0.4 million), generated primarily by a higher average balance in U.S. Treasury Notes held in the cash collateral account. The Company's average borrowing rate increased from 11.2% in 1991 to 11.3% in 1992. Average working capital borrowings dropped from $35.0 million in 1991 at an average interest rate of 8.2% to $17.9 million in 1992 at an average interest rate of 5.9%. Average fixed rate borrowings increased from $147.0 million in 1991 to $148.5 million in 1992 with an average interest rate of 11.9% for both years.

     Pretax loss decreased $12.3 million in 1992 from 1991 due to the increase in operating income and the reduction in interest expense, partially offset by the increase in other expenses. Taxes increased from $0.3 million in 1991 to $0.4 million in 1992. Despite the pretax loss, the Company was required to pay certain state income taxes in 1992 on profitable subsidiaries that are not included in consolidated state returns. The 1992 loss, while not providing any Federal tax benefits in 1992, will increase the Company's tax loss carryforwards to approximately $43.0 million as of December 31, 1992.

     Net loss decreased to $4.4 million in 1992, a $12.2 million improvement over the $16.6 million net loss in 1991.

     EBITDA increased 28.2% to $51.3 million in 1992 from $40.0 million in 1991. This improvement was primarily the result of the 9.7% home heating oil volume increase and a 1.7 per gallon EBITDA margin improvement.

  1991 Compared to 1990

     Net sales decreased in 1991 to $523.2 million from $567.4 million in 1990. This $44.2 million decrease was due to lower home heating oil prices ($25.1 million or 4.4%), which reflected lower wholesale cost and lower volume ($19.1 million or 3.4%). Total home heating oil volume declined in 1991 to 385.6 million gallons, despite an increase in gallonage sold to residential customers, as the Company eliminated a number of low margin commercial and industrial accounts. Home heating oil volume sold to residential homeowners increased in 1991 due primarily to the incremental 18 million gallon impact of 12 acquisitions in 1990, the entire annual volume of which was fully realized in 1991, and from a portion of the volume associated with nine acquisitions in 1991. The volume increase associated with the acquisitions was less than historically experienced, due to the limited number of acquisitions made in 1990 and 1991.

     While 1991 was the third warmest year of this century in the Northeast, it was 3.8% colder than in 1990. This had a positive effect on 1991's sales volume compared with the prior year. Offsetting the acquisition and weather impact on the year to year comparison was the fact that the volume in 1990 was inflated by certain sales attributable to December 1989 (the second coldest December in the century) which could not be delivered in that month, but which were ultimately sold in January 1990.

     1991 home heating oil volume was also negatively affected by attrition in the Company's customer base. This rate increased from historical levels due, in part, to gas conversions increasing from a normal 1.0% to 1.4% per annum, caused by the temporary but significant price advantage of natural gas over home heating oil during the Persian Gulf crisis. With the return to normal market conditions, the two products are again at parity and conversions have returned to their historical 1% annual rate. Also affecting this attrition rate was an increase from 1.2% to 1.9% of customers who did not meet the Company's credit criteria, due partially to poor economic conditions in the Northeast. While application of these standards increased the number of canceled accounts, it enabled the Company to maintain a bad debt rate of only 0.3% of sales.

     Gross profit increased 9.1% from $132.4 million (33.2 per gallon) for 1990 to $144.5 million (37.5 per gallon) in 1991, attributable primarily to the Company's ability to increase per gallon gross profit margins to offset the impact the warmer than normal winter weather had on volume and per gallon operating costs.

     Operating expenses decreased 1.6% to $104.4 million from the prior year but increased on a per gallon basis from 26.6 in 1990 to 27.1 in 1991, which increase was less than the rate of inflation for 1991. While these expenses declined in total in 1991, due primarily to the Company's cost reduction program, on a per gallon basis they were higher than the prior year as costs could not be further reduced in the short term to offset the decline in volume resulting from the warmer than normal weather.

     Amortization of customer lists declined 2.9%, or $0.7 million, to $24.8 million, as certain customer lists became fully amortized in 1991 and 1990 and as a greater portion of the purchase price in more recent acquisitions was allocated to restrictive covenants and included in deferred charges. Primarily as a result of this allocation, amortization of deferred charges increased by $0.2 million, or 4.8%, to $5.2 million. On a combined basis, amortization of customer lists and deferred charges declined 1.6% as the value of assets that became fully amortized was greater than the amount associated with new acquisitions.

     Depreciation and amortization of plant and equipment declined 4.2% from $5.8 million in 1990 to $5.6 million in 1991. Depreciation expense decreased more significantly than volume as certain assets became fully depreciated in 1990.

     Operating income increased $14.5 million from a loss of $10.0 million in 1990 to a profit of $4.5 million in 1991, due to the $12.1 million increase in gross profit and the reduction in operating and non-cash expenses.

     Net interest expense in 1991 declined $0.2 million due to a decrease in the Company's average working capital borrowings which declined from $36.9 million in 1990 at an average interest rate of 9.4% to $35.0 million in 1991 at an average interest rate of 8.2%. In addition, interest income rose as earnings were generated on an escrow deposit made into the cash collateral account in April 1991. The Company's average fixed rate borrowings decreased from $148.0 million in 1990 at an average interest rate of 11.6% to $147.0 million in 1991 at an average interest rate of 11.9%.

     Pretax loss decreased $14.8 million in 1991 from 1990 due to improved gross profit margins and lower operating expenses, depreciation and amortization, interest and other expenses. The Company incurred a pretax loss of $16.3 million due to the $35.6 million of non-cash charges. Taxes increased from a $1.9 million benefit in 1990 to a $0.3 million expense in 1991. Despite the pretax loss, the Company was required to pay certain state income taxes in 1991. Unlike 1990, none of the 1991 losses could be carried back for Federal income tax purposes. The $16.3 million pretax loss, while not providing any Federal tax benefits in 1991, increased the Company's tax loss carryforward.


     Net loss decreased to $16.6 million in 1991, a 43.4% improvement as compared to 1990.

     EBITDA increased 52.2% to $40.0 million in 1991 from $26.3 million in 1990 as a result of the improvement in gross profit margins and lower operating expenses, which offset the impact of the volume decline.

LIQUIDITY AND FINANCIAL CONDITION

     The Company has financed its growth through a combination of internally generated capital, the sale of common stock, and the issuance of Redeemable Preferred Stock and debt. As indicated in the table below, the Company has financed acquisitions and other asset requirements made from January 1, 1988 to December 31, 1992, 62.6% with internally generated cash and funds from a 1992 offering of 4.3 million shares of Class A Common Stock, 20.0% with Redeemable Preferred Stock and 17.4% with long-term debt and working capital. As a result, for the year ended December 31, 1992, EBITDA was 2.8 times net interest expense.



                                                                      FUNDING SOURCES
                                            -------------------------------------------------------------------
                            ACQUISITIONS     INTERNALLY GENERATED   REDEEMABLE PREFERRED   LONG-TERM DEBT AND
                           AND FIXED ASSET   FUNDS AND ADDITIONAL                                  NET
          YEAR                PURCHASES           EQUITY(1)                STOCK           WORKING CAPITAL(2)
- -------------------------  ---------------  ----------------------  --------------------  ---------------------
                                                          (DOLLARS IN THOUSANDS)
1988.....................    $    39,403    $    14,392     36.5%   $      --       --%   $   25,011     63.5%
1989.....................         42,900         20,643     48.1        9,140     21.3        13,117     30.6
1990.....................         33,077           (544)    (1.6)      15,000     45.3        18,621     56.3
1991.....................         16,399         13,834     84.4        4,449     27.1        (1,884)   (11.5)
1992.....................         48,478         64,431    132.9        7,500     15.5       (23,453)   (48.4)
                           ---------------  -----------             ---------             ----------
Total....................    $   180,257    $   112,756     62.6%   $  36,089     20.0%   $   31,412     17.4%
                           ---------------  -----------             ---------             ----------
                           ---------------  -----------             ---------             ----------


- -----------------------------

(1) Internally generated funds consist of net income plus depreciation and amortization less dividends. Additional equity consisted of $42.7 million from the sale of Class A Common Stock in 1992.

(2) Net working capital was used for purposes other than acquisitions and long-term requirements. This column reflects only that portion of net working capital utilized to make acquisitions and purchase fixed assets.

     The Company's cash flow from operations, as well as its ability to access long-term debt and equity in both the public and private markets, has provided sufficient capital to fund the Company's acquisition program. In April 1993, the Company realized net proceeds of $48.1 million from an offering of its 10 1/8% Notes and it is estimated that the net proceeds of the Offering will be $72.3 million. To the extent that internally generated funds are insufficient to fund the Company's acquisition program, it may use such net proceeds for acquisitions. As the Company continues to expand or the opportunity to refinance existing debt arises because of interest rate considerations or maturity, the Company will utilize both the public and private markets to raise capital when it deems appropriate.

     Net cash provided by operating activities of $47.2 million for the nine months ended September 30, 1993, net of repayments of working capital borrowings of $32.0 million, along with the $48.1 million of net proceeds from the April 1993 public offering of the 10 1/8% Notes amounted to $63.3 million. These funds were utilized in investing activities for acquisitions and the purchase of fixed assets of $17.4 million and in financing activities to pay dividends of $11.5 million, to repurchase subordinated debt, including premium, of $25.4 million, to deposit $5.0 million into a cash collateral account to partially secure the Maxwhale Notes, and to make principal payments on other long-term obligations of $0.4 million.

     Net cash provided by operating activities of $26.7 million for the year ended December 31, 1992, net of repayments of working capital borrowings of $7.8 million, amounted to $18.9 million. These funds, along with $42.7 million of net proceeds from the sale of common stock, the $6.8 million of proceeds from the sale of subordinated notes and the $7.5 million of proceeds from the sale of Redeemable Preferred Stock, were utilized in investing activities for acquisitions and the purchase of fixed assets of $49.1 million and in financing activities to retire $6.8 million of subordinated notes, to deposit $10.0 million into a cash collateral account to partially secure the Maxwhale Notes, to pay cash dividends of $8.3 million and to make principal payments on other long term obligations of $0.6 million.

     A consortium of banks has historically provided the Company with credit facilities, currently consisting of a $75 million credit line pursuant to the Credit Agreement. The Credit Agreement was amended in October 1993 to include a $20 million letter of credit facility for use in connection with acquisitions, which letter of credit facility expires on October 20, 1994. As of December 31, 1992, $32 million of borrowings were outstanding, but as of September 30, 1993, due in part to the seasonal nature of the Company's business, the Company did not require any working capital borrowings.


     The Company's working capital deficiency at September 30, 1993 of approximately $7.5 million was generated primarily by the inclusion of $27.5 million of the Maxwhale Notes as a current liability, offset in part by the inclusion of $20 million that has been deposited in a cash collateral account as a current asset. Adjusted to give effect to the Offering, the Maxwhale Notes Repurchase, the Star Gas Investment and the Subordinated Debt Amendments, the Company's working capital would have been approximately $23.0 million at September 30, 1993.



     For the remainder of 1993, the Company's financing obligations included making its investment of $16.0 million in Star Gas, principal payments on other long-term obligations of $0.1 million and paying common stock dividends of approximately $3.1 million. For 1994, after giving effect to the completion of the Offering and the application of the net proceeds therefrom, the Company's financing obligations include redeeming $4.2 million of Redeemable Preferred Stock and paying $2.8 million in dividends for such stock. In addition, the Company anticipates paying $12.0 million in Common Stock dividends. Based on the Company's current cash position, bank credit availability and expected net cash to be provided by operating activities for the remainder of 1993 and for 1994, the Company expects to be able to meet all of the above mentioned obligations in 1993 and 1994, as well as meet all of its other current obligations as they become due.


TAX MATTERS

     Federal tax legislation, passed on August 10, 1993, will affect the manner in which the Company amortizes intangible assets, primarily customer lists and restrictive covenants associated with acquisitions for Federal income tax purposes. For financial reporting purposes, the Company historically has amortized 90% of acquired customer lists over a six year period and the balance over a 25 year period, and has followed substantially the same policy for Federal income tax reporting purposes.

     The new tax legislation will require amortization of all intangible assets on a straight line basis over 15 years for Federal income tax reporting purposes, beginning with acquisitions made after the date of enactment. The legislation has no effect on the Company's historic results for financial reporting or for Federal income tax reporting purposes. For financial reporting purposes, the Company periodically reviews the appropriate allocation of purchase price among the assets acquired. No changes are currently contemplated in the various amortization lives for the intangible assets acquired; however the

Company periodically reviews such periods from time to time. The legislation will reduce the Company's annual Federal income tax deduction attributable to future acquisitions by requiring the amortization of such intangibles for Federal income tax purposes over a longer period than the Company currently utilizes. This could cause the Company to pay income taxes in advance of recording financial statement income in the future after utilization of the Company's available net operating loss carryforwards.


NEW ACCOUNTING PRONOUNCEMENTS

     During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standard No. 106 ("SFAS No. 106"), "Employers' Accounting for Post Retirement Benefits Other Than Pensions." This statement requires that the expected cost of post retirement benefits be fully accrued by the first date of full benefit eligibility, rather than expensing the benefit when payment is made. As the Company generally does not provide for post retirement benefits, other than pensions, the adoption of the new statement did not have any material effect on the Company's financial condition or results of operations.

     During the first quarter of 1993, the Company also adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new statement did not have any effect on the Company's financial condition or results of operations since the Company did not carry any deferred tax accounts on its balance sheet at December 31, 1992 and any net deferred tax asset set up as a result of applying SFAS No. 109 has been fully reserved.

                                    BUSINESS

     The Company is the largest retail distributor of home heating oil in the United States, with total sales of $548.9 million for the twelve months ended September 30, 1993. As of September 30, 1993, Petro served approximately 421,000 customers in 26 markets in the Northeast, including the metropolitan areas of Boston, New York City, Baltimore, Providence and Washington, D.C. Despite its market position, the Company's customer base is estimated to represent approximately 5% of the residential home heating oil customers in the Northeast. For the twelve months ended September 30, 1993, the Company sold approximately
449.7 million gallons of home heating oil and propane.

     In addition to sales of home heating oil and propane, the Company installs and repairs heating equipment and, to a limited extent, markets other petroleum products to commercial customers, including #4 fuel oil, #6 fuel oil, diesel fuel, kerosene and gasoline.

     Installation and repair of heating equipment is provided as a service by the Company to its heating oil customers, and has represented approximately 11% per year of the Company's net sales for the last three fiscal years. The Company considers the provision of service and installation services to be an integral part of its basic fuel oil business. Accordingly, the Company regularly provides various service incentives to obtain and retain fuel oil customers and such services are not designed to generate profits. Except in isolated instances, the Company does not provide service to any person who is not a heating oil customer.

     For the years ended December 31, 1990, 1991 and 1992, and for the nine months ended September 30, 1992 and 1993, sales of home heating oil and propane (not including related installation and service) constituted approximately 78%, 80%, 83%, 82% and 83%, respectively, of the Company's net sales.

FUNDAMENTAL CHARACTERISTICS

  Unaffected by General Economy

     The Company's business is relatively unaffected by business cycles. As home heating oil is such a basic necessity, variations in the amount purchased as a result of general economic conditions have been limited.

  Customer Stability


     The Company has a relatively stable customer base due to the tendency of homeowners to remain with their traditional distributors and a majority of homebuyers tending to remain with the previous homeowner's distributor. As a result, the Company's customer base each year includes approximately 90% of the prior year's customers and homebuyers who have purchased their homes from prior Petro customers. In an acquisition, while the Company loses approximately 90% of the acquired customers within the first six years, the retention of a majority of the homes underlying such customers make the homes included in the customer list similar to the prior year.



     Like many other companies in its industry, the Company delivers home heating oil to each of its customers an average of approximately six times during the year, depending upon weather conditions and historical consumption patterns, without the customer having to make an affirmative purchase decision each time oil is needed. Approximately 85% of the Company's customers receive their fuel oil pursuant to an automatic delivery system. In addition, the Company provides home heating equipment repair service on a seven days a week, 52 weeks a year basis, generally within four hours of request. Each customer requires such service an average of twice a year.


  Weather Stability

     Average temperatures over time have varied to a very limited extent notwithstanding the warm winter weather experienced in 1990 and 1991.

     The following table presents the average daily temperature (in degrees Fahrenheit) in the metropolitan New York City area for January through March and October through December of the year indicated (which are considered to be the heating season months):

                          AVERAGE
        YEAR            TEMPERATURE
1960................          40.4
1961................          41.9
1962................          40.0
1963................          41.1
1964................          42.1
1965................          41.5
1966................          41.9
1967................          40.5
1968................          40.2
1969................          40.4
1970................          39.8
1971................          41.9
1972................          40.5
1973................          43.8
1974................          41.9
1975................          43.5
1976................          39.3
1977................          40.1
1978................          39.5
1979................          43.0
1980................          39.8
1981................          41.1
1982................          42.6
1983................          42.9
1984................          43.4
1985................          42.5
1986................          42.5
1987................          42.1
1988................          41.1
1989................          40.8
1990................          47.0
1991................          44.3
1992................          41.9

- ------------------------------

Source: National Oceanic and Atmospheric Administration

     Based upon the average temperatures experienced since 1960, the Company does not believe that the 1990 and 1991 weather is necessarily indicative that higher than normal winter temperatures will prevail in the future. This belief is based in part on the fact that the weather in 1992 and for the nine months ended September 30, 1993 has returned to relatively normal levels and that the four warmest years in this century other than 1990 and 1991 occurred in 1953, 1949, 1946 and 1913.

  Insulation from Oil Price Volatility

     The Company has been insulated from the volatility of wholesale oil prices due to its policy of maintaining on average no more than a ten day inventory of home heating oil and by limiting its activities to the retail distribution of home heating oil. Although the price of crude oil has been volatile, this has not materially affected the Company's performance. As a retailer, the Company has been able to add an increasing gross margin onto its wholesale costs, whatever their level, designed to offset the impact of inflation, account attrition and weather.

  Oil Supply

     Petro's policy of contracting for a majority of its oil supply with a diverse group of domestic sources minimizes the potential impact of foreign supply disruptions. This diversity, along with purchasing a certain portion of its needs on the spot market, enables the Company to obtain supplies at the lowest possible cost without jeopardizing product security. In addition, given the low proportion of crude oil that is refined into fuel oil and the importance of home heating oil during cold periods, the Company believes that, in the event of foreign oil supply disruptions, the level of production of home heating oil will generally continue unaffected compared to other oil products.

  Conversions to Natural Gas

     The rate of conversion from the use of home heating oil to natural gas is primarily affected by the relative prices of the two products and the cost of replacing an oil fired heating system with one that uses natural gas. The Company believes that approximately 1% of its customer base annually converts from home heating oil to natural gas. Even when natural gas had a significant price advantage over home heating oil, such as in 1980 and 1981 when there were government controls on natural gas prices or, for a short time in 1990 and 1991, during the Persian Gulf crisis, the Company's customers converted to natural gas at only a 2% annual rate. During the latter part of 1991 and through 1992, natural gas conversions have returned to their approximate 1% historical annual rate as the prices for the two products have been at parity.

     In 1992, the Iroquois natural gas pipeline, which extends from Canada to Long Island, New York commenced operations. This pipeline serves the Northeast and has the capacity for transporting more than 600 million cubic feet of natural gas per day.

     The following table presents the percentage of the Company's customers that have converted to natural gas annually from 1982-1992:

                            NATURAL GAS CONVERSIONS


YEAR                                                                                    PERCENT
1982................................................................................         1.3%
1983................................................................................         0.5
1984................................................................................         0.6
1985................................................................................         0.7
1986................................................................................         0.8
1987................................................................................         0.9
1988................................................................................         1.0
1989................................................................................         1.0
1990................................................................................         1.5
1991................................................................................         1.4
1992................................................................................         1.1


  Environmental Matters

     Petro has not incurred any significant environmental compliance costs. This is primarily due to the Company's general policy of not owning or operating fuel oil terminals and of closely monitoring its compliance with all environmental laws. While Petro has received notifications for three sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, two claims against the Company were voluntarily dismissed and the third was closed for $20,000.

INDUSTRY OVERVIEW

     Since the 1930s, oil has been a primary source of home heat in the Northeast. The Northeast accounts for approximately two-thirds of the demand for home heating oil in the United States and, during 1991, approximately 7.7 million homes, or approximately 40% of all homes in the Northeast, were heated by oil. In recent years, demand has been affected by conservation efforts and conversions to natural gas. In addition, as the number of new homes that use oil heat has not been significant, there has been virtually no increase in the customer base due to housing starts. As a result, home heating oil consumption in the Northeast has declined from approximately 5.9 billion gallons in 1981 to approximately 4.4 billion gallons in 1991. The Company does not expect consumption to decline materially as a result of further conservation efforts and conversions to natural gas because, unless worldwide oil shortages develop, consumers have little incentive to take additional conservation measures beyond what they have already implemented. In addition, losses of customers to gas heat as an alternate energy source are presently insignificant due to the recent stabilization of retail oil prices relative to retail natural gas prices and the cost of conversion. See "Business--Fundamental Characteristics--Conversions to Natural Gas."

     The home heating oil distribution business is highly fragmented and characterized by numerous local fuel oil distributors, most of which have fewer than 20 employees and operate within a 25 mile radius from their distribution facility. According to the United States Bureau of Census, there were approximately 3,800 independently-owned and operated home heating oil distributors in the Northeast at the end of 1990. Generally, these companies were established in the late 1940s and early 1950s in response to the post-World War II suburban housing boom. Now, 45 years later, many of the proprietors of these businesses are considering retirement and selling their operations.

BUSINESS STRATEGY

     Current management assumed control of the Company in 1979 and restructured the Company by consolidating operating branches and focusing primarily on the retail sale of home heating oil. In addition, corporate overhead was significantly reduced, primarily through a reduction in the number of employees and related expenses. After this reorganization, management perceived an opportunity to achieve substantial growth and increased profitability by acquiring fuel oil distributors in new and existing markets.

  Acquisition Strategy

     The Company's strategy is to continue to grow through the acquisition and integration of additional distributors in existing and new markets.

     The Company acquires two types of distributors. The first type are relatively small and easily integrated into the Company's branch system, resulting in significant economies of scale through the centralization of the purchasing, marketing, credit, data processing and other administrative functions of the acquired distributor. The second type are larger, stand-alone businesses that are not integratable but are usually in new markets. Acquisitions of these businesses not only provide attractive investment returns, but also provide hubs for future expansion.

     From January 1, 1980 through September 30, 1993, the Company made 144 acquisitions of fuel oil distributors, of which 18 resulted in the Company's expansion into new markets and the remaining were located in existing markets. After an initial start-up period, the Company's acquisitions have been made at a relatively steady pace, with the Company acquiring an average of 14 companies annually from 1984 through 1989, which, excluding one large acquisition in 1987, averaged 3.4 million gallons annually per acquisition, and cost an average of $1.6 million per acquisition. While the Company continued to acquire distributors in 1990 and 1991, it did so at a reduced pace, despite an increase in opportunities, since the warm winter weather in those years limited the Company's internally generated capital and access to attractively priced external capital. The Company completed nine acquisitions in 1992 with an annual volume of 65.6 million gallons and completed nine acquisitions during the nine months ended September 30, 1993 with an annual volume of 25.6 million gallons.


     On December 22, 1992 the Company acquired a fuel oil distribution business from Agway Energy Products. This acquired business, which has distributors in eight locations, sold, in the aggregate, approximately 15.5 million gallons of home heating oil and 10.0 million gallons of other petroleum products in 1992. Four of the distributors are also engaged in the distribution of propane, primarily for home heating. These four distributors sold approximately 5.5 million gallons of propane during 1992. The Company believes that the propane delivery business is a natural extension of its home heating oil delivery business, and it has integrated these four propane distributors into its existing operations. In December 1993, Petro acquired an approximate 29.5% interest in another propane distributor, Star Gas, for $16 million. Star Gas has a right of first refusal with respect to future acquisition opportunities in the propane industry that are offered to the Company. There can be no assurance that the investment will be profitable. The Company intends to explore the acquisition of other distributors in the propane industry. See "Risk Factors--Investment in Star Gas" and "--Investment in Star Gas."

     The following table sets forth the number of acquisitions made by the Company during the 1979 to 1992 period, including the approximate number of customers acquired and the gallons which such customers purchased from the acquired distributors in the year preceding such acquisition:

                                                                                               NUMBER OF
                                                       NUMBERS OF           NUMBER OF       GALLONS ACQUIRED
                       YEAR                           ACQUISITIONS     CUSTOMERS ACQUIRED    (IN THOUSANDS)
1979..............................................              1                 800                 900
1980..............................................              3               6,950               8,910
1981..............................................              6              50,800              49,050
1982..............................................              4              19,900              23,600
1983..............................................              5              40,000              65,151
1984..............................................             13              51,300              62,420
1985..............................................             10              49,900              61,934
1986..............................................             16              46,800              53,375
1987..............................................             12              76,300             114,527
1988..............................................             20              47,300              53,287
1989..............................................             16              34,400              51,569
1990..............................................             12              35,600              42,859
1991..............................................              9              15,300              18,220
1992..............................................              9              65,200              65,618

     The Company's active acquisition program is designed to capitalize on the highly fragmented nature of the home heating oil industry, Petro's acquisition expertise, as well as what management believes to be an absence of competitors with acquisition experience, reputation and access to capital equivalent to that of Petro. In the Northeast, there are approximately 3,800 independently owned and operated home heating oil distributors. Many of the proprietors of these businesses are of retirement age and may be receptive to selling their operations. Another source of acquisitions are companies that are owned by individual entrepreneurs who find expansion within the heating oil industry difficult, either operationally or financially, or who have other investment opportunities. Recently, acquisition opportunities have increased due to the effect of an increasingly difficult business environment on these independently owned and operated businesses, especially as a result of the warm 1990 and 1991 heating seasons. In addition, the retail home heating oil divisions of major oil companies, which strategically desire to concentrate their capital and management in other segments of the petroleum industry, have also become available.

     The Company has an acquisition staff whose responsibility it is to develop leads, analyze potential purchases, negotiate purchase prices and contracts and oversee the integration process. This has resulted in acquisitions generally requiring only three to four weeks from the time an understanding is reached to the consummation of the transaction and the integration of the acquired distributor into Petro's operations. In August 1993, the Company added two senior managers to its acquisition staff in order to enhance the Company's ability to actively identify new acquisition opportunities.

     The two principal criteria the Company uses to evaluate a potential acquisition are return on investment and operational fit. The Company determines the earnings potential of a possible acquisition using its historical home heating oil volume and gross profit margin and the Company's anticipated cost of operating the acquired distributor. Based on the anticipated earnings, the Company determines the price it will offer for the distributor to be acquired which is calculated to provide the appropriate return on investment. The Company seeks an annual EBITDA return of 25% to 30% on its capital investments. The determination of operational fit is based on the Company's evaluation of such distributor's customer profile, including annual home heating oil gallons sold, the number of customers on automatic delivery, types of service plans, customer payment patterns and other operating matters such as fleet and supply requirements and compliance with environmental and other laws.

     Recognizing the service nature of the home heating oil business, Petro has attempted to retain the local identity of companies it purchases. In addition, while economies of scale are sought with each acquisition, the Company tries to minimize changes that could adversely affect customer or employee relations. By paying close attention to the operational, as well as financial, characteristics of an acquisition, the Company has avoided significant problems relating to its acquisitions over the past 13 years. This policy has not only reduced the potential monetary risks associated with an acquisition but has also enabled senior management to focus on new purchases rather than on post-acquisition matters.

     Petro is the largest retail distributor of home heating oil in the United States and management believes there is no home heating oil distributor comparable to Petro in its access to capital. Petro is the only distributor operating in as many as 26 markets, and the Company believes that it sells approximately 3.5 times as many gallons of retail home heating oil as the next largest distributor. While in each of Petro's markets there are a limited number of distributors that from time to time compete for acquisitions, these are generally small enterprises that have limited capital resources and lack structured acquisition programs. In addition, after 145 acquisitions, there is an awareness throughout the home heating oil industry of Petro's interest in and ability to consummate transactions. This high profile within the industry, combined with the Company's reputation among potential sellers, results in Petro having the opportunity to review many of the acquisition opportunities in the Northeast. Several acquisition opportunities are currently being evaluated.

  Operating Strategy

     The Company currently operates from 30 branch locations and a corporate office in Stamford, Connecticut. The accounting, data processing, purchasing and credit functions are centralized, while branch offices maintain autonomy over oil delivery, heating equipment service and customer relations. The Company obtains its fuel oil in either barge or truckload quantities. When purchasing in barge quantities, the Company hires independent barging companies on an as needed basis to transport the Company's oil from refineries and other bulk storage facilities to third-party storage terminals. The Company has contracted with approximately 71 third party storage terminals for the right to temporarily store its fuel oil at their facilities. The fuel oil is then transported by the Company's fleet of approximately 725 delivery trucks to its customers.

     Approximately 85% of the Company's customers receive their fuel oil pursuant to an automatic delivery system in which individual deliveries are scheduled by computer based upon each customer's historical consumption patterns and prevailing weather conditions. The Company delivers home heating oil approximately six times during the year to the average customer. The Company's practice is to bill customers promptly after delivery. In addition, approximately 30% of the Company's customers are on the Company's budget payment plan whereby their estimated annual oil purchases and service contract is paid for in a series of equal monthly payments over an 11 or 12 month period.

SUPPLIERS


     The Company obtains home heating oil from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers, many of which have been suppliers to the Company for over 10 years. The Company's purchases are made pursuant to supply contracts or on the spot market. The Company has market price based contracts for substantially all its petroleum requirements with 14 different suppliers, all of which have significant domestic sources for their product. The Company's current suppliers are (in alphabetical order): Amerada Hess Corporation; Bayway Refining Co.; Citgo Petroleum Corp.; Coastal New England and New York; Crown Central Petroleum; Exxon Company USA; Global Petroleum Corp.; Kerr McGee Refining Corp.; MG Refining and Marketing Co.; Mobil Oil Corporation; Northeast Petroleum, a division of Cargill, Inc.; S&S Hartwell and Co., Inc., a division of Sprague Energy Group; Stuart Petroleum Company; and Sun Oil Company. The Company's supply contracts each have terms of 12 months and typically expire in May or June of each year. All of the supply contracts provide for maximum quantities, but do not establish in
                                       32
advance the price at which fuel oil is sold, which, like the Company's price to its customers, is established from time to time. The Company believes that its policy of contracting for substantially all its supply needs with diverse and reliable sources will enable it to obtain sufficient product should unforeseen shortages develop in the worldwide supply of crude oil. The Company further believes that relations with its current suppliers are satisfactory.

CUSTOMERS AND SALES


     As of September 30, 1993, the Company served approximately 421,000 customers in the following 26 markets through a sales force of 193 individuals based primarily in the Company's branch offices:


NEW YORK
  Bronx, Queens and Kings Counties
  Eastern Long Island
  Staten Island
  Western Long Island

CONNECTICUT
  Bridgeport--New Haven
  Hartford (Metropolitan)
  Litchfield County
  Southern Fairfield County

PENNSYLVANIA
  Allentown
  Berks County (Centered in Reading)
  Lebanon County (Centered in Palmyra)

MASSACHUSETTS
  Boston (Metropolitan)
  Northeastern Massachusetts
    (Centered in Lawrence)
  Springfield
  Worcester

MARYLAND/VIRGINIA/D.C.
  Baltimore (Metropolitan)
  Washington, D.C. (Metropolitan)

NEW JERSEY
  Camden
  Neptune
  Newark (Metropolitan)
  North Brunswick
  Rockaway
  Trenton

NEW HAMPSHIRE
  Milford
  Portsmouth

RHODE ISLAND
  Providence

     Approximately 85% of the Company's sales of home heating oil are made to homeowners with the balance to industrial, commercial and institutional customers. Historically, the Company has lost a portion of its customer base each year for various reasons, including customer relocation, price competition and conversions to natural gas.


     To generate leads for new customers, the Company utilizes a variety of techniques such as telemarketing and monitoring real estate turnover. The Company has implemented various sales incentives designed to attract new customers and reduce account losses. The Company has instituted an ongoing customer service training and sensitivity program in an effort to provide superior service to its existing customers.


COMPETITION

     The Company's business is highly competitive. The Company competes with fuel oil distributors offering a broad range of services and prices, from full service distributors, like the Company, to those offering delivery only. Competition with other companies in the fuel oil industry is based primarily on customer service and price. Long-standing customer relationships are typical in the retail home heating oil industry. Many companies in the industry, including Petro, deliver home heating oil to their customers based upon weather conditions and historical consumption patterns without the customer having to make an affirmative purchase decision each time oil is needed. In addition, most companies, including Petro, provide home heating equipment repair service on a 24-hour a day basis, which tends to build customer loyalty.

EMPLOYEES

     As of September 30, 1993, the Company had 2,071 employees, of whom 634 were office, clerical and customer service personnel, 723 were heating equipment repairmen, 324 were oil truck drivers and mechanics, 197 were management and staff and 193 were employed in sales. Approximately 62 of those employees are seasonal, and management expects to rehire the majority of them for the next heating season. Approximately 726 full time employees and 32 seasonal employees are represented by 18 different local chapters of labor unions. Management believes that its relations with both its union and non-union employees are satisfactory.

LITIGATION

     The Company is not party to any litigation which individually or in the aggregate could reasonably be expected to have a material adverse effect on the results of operations or the financial condition of the Company.

INVESTMENT IN STAR GAS


     In December 1993, the Company acquired an approximate 29.5% equity interest (42.8% voting interest) in Star Gas for $16.0 million in cash. Of such $16.0 million investment, $14.0 million was invested directly in Star Gas through the purchase of Series A 8% pay-in-kind Cumulative Convertible Preferred Stock of Star Gas, which is convertible into common stock of Star Gas, and $2.0 million was invested through Star Gas Holdings, Inc. ("Holdings"), a corporation formed in connection with the Star Gas Recapitalization. Certain other investors (including Holdings) invested a total of $49.0 million of additional equity in Star Gas, of which $11.0 million was in the form of cash and $38.0 million resulted from the conversion of long-term debt and preferred stock into equity. As a result of redemptions of a portion of the equity in Star Gas held by certain of the other investors that the Company expects will occur in connection with the Star Gas Recapitalization, the Company expects that its direct and indirect equity interest in Star Gas will increase to 36.7% without any additional investment by the Company.



     Star Gas has granted to the Company an option, exercisable through December 20, 1998, to purchase 500,000 shares of common stock of Star Gas (representing 10% of Star Gas' equity) for an aggregate purchase price of approximately $5.0 million. In addition, each of the other investors in Star Gas (including each such investor whose investment is held through Holdings) has granted to the Company an option, exercisable for the period beginning on the date that Star Gas' audited financial statements for the year ended September 30, 1994 are first delivered to such investors and ending on December 31, 1998, to purchase such investor's interest in Star Gas (or, in the case of Holdings, to purchase such investor's interest in Holdings). In addition, each such investor has an option, exercisable beginning January 1, 1999 and ending on December 31, 1999, to require the Company to purchase such investor's interest in Star Gas (or Holdings). In any such case, the purchase price for such interests would be calculated based upon a multiple of Star Gas' EBITDA, subject to certain minimum prices, and would be payable in cash or common stock of the Company or, in the case of the Holdings options, in cash, subordinated debt of the Company or, if the Company is not then permitted to issue such debt, preferred stock of the Company. For additional information regarding the Star Gas Recapitalization, see
Note 2 of Notes to Consolidated Financial Statements of Star Gas.



     The Company's decision whether or not to exercise any of its options will be based, among other things, upon Star Gas' results of operations and the availability of financing to the Company. As a result, the exercise of any such option cannot be considered probable at this time.



     The investors in Star Gas have entered into a shareholders' agreement, which provides that the Company is entitled to nominate for election up to three persons to serve as directors of Star Gas, Holdings is entitled to nominate up to two persons, and the other investors (as a group) are entitled to nominate up to three persons.

     The Company will manage Star Gas' business under a Management Services Agreement which provides for an annual cash fee of $500,000 and an annual bonus equal to 5% of the increase in Star Gas' EBITDA over the year ended September 30, 1993, payable in common stock of Star Gas pursuant to a formula set forth in the Management Services Agreement. Star Gas also will reimburse the Company for its expenses and the cost of certain Company personnel.



     After giving effect to the Star Gas Recapitalization on a pro forma basis as of September 30, 1993, Star Gas would have had total long-term debt of $70.0 million and stockholders' equity of $51.1 million. The Company is not contingently liable for any indebtedness of Star Gas.


     Star Gas is the tenth largest distributor of propane in the United States, with sales of $154.2 million, representing over 169 million gallons of propane, for the year ended September 30, 1993. Star Gas served approximately 200,000 customers in the midwestern, northeastern and southeastern regions of the United States as of September 30, 1993.


     Star Gas distributes propane primarily for home heating as well as for commercial uses from 89 locations employing a fleet of over 300 delivery trucks. Star Gas acquires propane from approximately 30 sources, including Ashland Petroleum Company, Amoco Canada Marathon Corp., Enron Gas Liquids, Inc. and Texaco Exploration and Production, Inc. Star Gas owns a storage facility in the Midwest in which it is able to store approximately 22 million gallons of propane in an underground cavern located approximately 400 feet below the surface. The Company believes that there is little risk associated with the storage facility due to its depth and location and that there is no significant environmental risk due to the nature of the product stored.



     The propane industry is highly competitive. For the fiscal years ended September 30, 1991, 1992 and 1993, Star Gas had net losses of $5.3 million, $7.3 million and $47.1 million and EBITDA of $24.7 million, $22.2 million and $18.6 million, respectively. See the Consolidated Financial Statements of Star Gas which appear elsewhere in this Prospectus. For the fiscal years ended September 30, 1991, 1992 and 1993, Star Gas had a ratio of EBITDA to interest expense of
1.3 to 1.0, 1.3 to 1.0, and 1.1 to 1.0, respectively. After giving effect to the Star Gas Recapitalization, the ratio of EBITDA to interest expense on a pro forma basis would have been 2.3 to 1.0 for the fiscal year ended September 30, 1993.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information with respect to the directors and executive officers of the Company is set forth below:


     NAME                                AGE                                      OFFICE
Irik P. Sevin......................          46   Chief Executive Officer, Chairman of the Board, President and Director
C. Justin McCarthy.................          49   Senior Vice President--Operations
Joseph P. Cavanaugh................          56   Senior Vice President--Administration--Controller
Audrey L. Sevin....................          67   Secretary and Director
George Leibowitz...................          56   Senior Vice President--Finance and Corporate Development
George P. Russell..................          38   Senior Vice President--Marketing and Sales
Richard F. Ambury..................          36   Vice President and Assistant Controller
James J. Bottiglieri...............          37   Vice President and Assistant Controller
Matthew J. Ryan....................          36   Vice President--Supply
Phillip Ean Cohen(1)...............          46   Director
Thomas J. Edelman..................          42   Director
Richard O'Connell(1)(2)............          47   Director
Wolfgang Traber(1)(2)..............          49   Director
Max M. Warburg.....................          45   Director

- -----------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Irik P. Sevin has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. Sevin has been President of Petro, Inc. since November 1979 and of the Company since 1983 and Chairman of the Board of the Company since January 1993. Between January 1979 and November 1979, he was Executive Vice President of Petro, Inc. Mr. Sevin was an associate in the investment banking division of Kuhn Loeb & Co. and then Lehman Brothers Kuhn Loeb Incorporated from February 1975 to December 1978. Mr. Sevin is a graduate of the Cornell University School of Industrial and Labor Relations (B.S.), New York University School of Law (J.D.) and the Columbia University School of Business Administration (M.B.A.).

     C. Justin McCarthy has been Senior Vice President--Operations of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Prior to his joining the Company, Mr. McCarthy was General Manager of the New York City operations for Whaleco Fuel Oil Company from 1976 to 1979 and was General Manager of the Long Island Division of Meenan Oil Co., Inc. from 1973 to 1976. Mr. McCarthy is a graduate of Boston College (B.B.A.) and the New York University Graduate School of Business Administration (M.B.A.).

     Joseph P. Cavanaugh has been Controller of Petro, Inc. since 1973 and of the Company since its organization in 1983. He was elected a Vice President of the Company in October 1983 and a Senior Vice President since January 1993. Mr. Cavanaugh is a graduate of Iona College (B.B.A.) and Pace University (M.S. in Taxation).

     Audrey L. Sevin has been a director and Secretary of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mrs. Sevin was a director, executive officer and principal shareholder of A.W. Fuel Co., Inc. from 1952 until its purchase by the Company in May 1981. Mrs. Sevin is a graduate of New York University (B.S.).

     George Leibowitz has been Senior Vice President of the Company since November 1, 1992. From 1985 to 1992, prior to joining the Company, Mr. Leibowitz was the Chief Financial Officer of Slomin's Inc., a retail heating oil dealer. From 1984 to 1985, Mr. Leibowitz was the President of Lawrence Energy Corp., a consulting and oil trading company. From 1971 to 1984, Mr. Leibowitz was Vice President--Finance and Treasurer of Meenan Oil Co., Inc. Mr. Leibowitz is a Certified Public Accountant and a graduate of Columbia University (B.A. 1957) and the Wharton Graduate Division, University of Pennsylvania (M.B.A. 1958).

     George P. Russell has been Senior Vice President--Marketing and Sales since May 1993. From 1986 to 1993, prior to joining the Company, Mr. Russell was the Vice President of Marketing and Sales for Harvard Community Health Plan. From 1981 to 1986, Mr. Russell was a Marketing Manager with The Gillette Company. Mr. Russell is a graduate of Western New England College (B.S. 1977), St. John's University (M.B.A. 1979) and Harvard Graduate School of Business (Advanced Management Program--Marketing 1988).

     Richard F. Ambury has been Assistant Controller of the Company since June 1983 and was elected Vice President--Assistant Controller in December 1992. From 1979 to 1983, Mr. Ambury was employed by a predecessor firm of KPMG Peat Marwick, a public accounting firm. Mr. Ambury graduated from Marist College with a degree in Business Administration in 1979 and has been a Certified Public Accountant since 1981.

     James J. Bottiglieri has been Assistant Controller of the Company since 1985 and was elected Vice President--Assistant Controller in December 1992. From 1978 to 1984, Mr. Bottiglieri was employed by a predecessor firm of KPMG Peat Marwick, a public accounting firm. Mr. Bottiglieri graduated from Pace University with a degree in Business Administration in 1978 and has been a Certified Public Accountant since 1980.

     Matthew J. Ryan, who has been employed by the Company since 1987, has been Manager of Supply and Distribution of the Company since 1990 and was elected Vice President--Supply in December 1992. From 1974 to 1987, Mr. Ryan was employed by Whaleco Fuel Corp., a subsidiary of the Company which was acquired in 1987. Mr. Ryan graduated from St. Francis College with a degree in Accounting in 1983 (B.S.).

     Phillip Ean Cohen has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Since 1985, Mr. Cohen has been Chairman of Morgan Schiff & Co., Inc., an investment banking firm. Mr. Cohen is presently a director of AmeriHealth, Inc.

     Thomas J. Edelman has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. Edelman is the President and a director of Snyder Oil Corporation, a Fort Worth, Texas based independent oil company. Prior to 1981, he was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman is a graduate of Princeton University (B.A.) and the Harvard Graduate School of Business Administration (M.B.A.). Mr. Edelman is also the Chairman of the Board of Lomak Petroleum, Inc., an Ohio based independent oil company and a director of Total Energy Services Corporation, a Houston based oil service company.

     Richard O'Connell has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October 1983. Mr. O'Connell is a private investor.

     Wolfgang Traber has been a director of Petro, Inc. since January 1979 and of the Company since its organization in October of 1983. Mr. Traber is Managing Director of Hanseatic Corporation, in

Hamburg, Germany, a private investment corporation. Mr. Traber is a director of Deltec Securities Corporation, Blue Ridge Real Estate Company, Hellespont Tankers Ltd. and M.M. Warburg & Co.

     Max M. Warburg has been a director of the Company since May 1984. Since January 1, 1982, Mr. Warburg has been a partner of M.M. Warburg & Co., a private bank. For the prior four years he was a Managing Director of the same organization. Since March 1988, he has been a member of the board of Holsten Brauerei AG, Hamburg. Since May 1, 1987, he has been a member of the board of Eurokai-Eckelmann Gruppe, Hamburg. Mr. Warburg is a member of the Board of DWS Deutsche Gesellschaft fur Wertpapiersparen GmbH, Frankfurt; DEG Deutsche Finanzierungsgesellschaft fur Beteilingungen in Entwicklungslandern GmbH, Koln; the Hamburg Stock Exchange; and the Hamburg Banking Association.

     Audrey L. Sevin is the mother of Irik P. Sevin. There are no other familial relationships between any of the directors and executive officers.

     The Company pays each of its directors other than Irik P. Sevin an annual fee of $12,000. Directors are elected annually and serve until the next annual meeting of shareholders and until their successors are elected and qualified. Officers serve at the discretion of the Board.


     Certain holders of the Class A Common Stock have entered into a shareholders' agreement (the "Shareholders' Agreement") which provides that they will vote their shares of Class A Common Stock and Class C Common Stock to elect as directors of the Company five persons designated by a group consisting of the Estate of Malvin P. Sevin, Irik P. Sevin, Audrey L. Sevin, Thomas J. Edelman, Phillip Ean Cohen and Margot Gordon (the "Sevin Group") and three persons designated by certain other shareholders of the Company (the "Traber Group"). Each group may designate its nominees by action of the holders of a majority of the Class C Common Stock held by the group.



     At present, there are seven directors serving and one vacancy on the Board. Of the present directors, Irik P. Sevin, Audrey L. Sevin, Thomas J. Edelman and Phillip Ean Cohen have been designated by the Sevin Group and Wolfgang Traber, Richard O'Connell and Max A. Warburg have been designated by the Traber Group. All such obligations to vote for directors shall lapse if the Estate of Malvin
P. Sevin, Irik P. Sevin or Audrey L. Sevin, no longer owns, directly or indirectly, or has sole voting power over shares having at least 51% of the voting power of all shares of Class C Common Stock held by the Sevin Group.



     The Shareholders' Agreement (as well as the Company's Restated Articles of Incorporation) provides that certain actions may not be taken without the affirmative vote of 80% of the entire Board of Directors (irrespective of vacancies) including at least one director who has been designated by the Traber Group. The Shareholders' Agreement also provides for first refusal rights to the Company if a holder of Class C Common Stock receives a bona fide written offer from a third party to buy such holder's Class C Common Stock.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued pursuant to an Indenture, to be dated as of
              , 1994, between the Company and Chemical Bank, as trustee (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Definitions of certain terms used in this section appear at the end of this section under "Certain Definitions."

GENERAL

     The Indenture authorizes the issuance of an aggregate principal amount of
$75 million of Debentures. The Debentures will mature on               , 2006.
The Debentures will be general unsecured obligations of the Company and will bear interest at the rate per annum shown on the cover page of this Prospectus,
payable semi-annually in arrears on              and              in each year
to the holders of record at the close of business on the              and
             next preceding such interest payment date. Interest will initially accrue from the date of issuance, and the first interest payment date will be
              , 1994. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof.

     As indicated under "Ranking" below, the Debentures will be subordinated in right of payment to all Senior Debt of the Company.

     Principal, premium, if any, and interest will be payable, and the Debentures may be presented for redemption, repurchase, exchange or transfer, at the office of the Trustee in the Borough of Manhattan, City of New York and at any other office or agency maintained by the Company for such purpose. The registrar and paying agent will be Chemical Bank. The Company may change the registrar or paying agent without prior notice to holders and the Company or any Subsidiary may act in such capacity.

OPTIONAL REDEMPTION

     The Debentures will be redeemable for cash on or after               , 1999
at the option of the Company, in whole or from time to time in part, at the redemption prices set forth herein, together with interest accrued to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The redemption prices (expressed as percentages of principal amount) are as follows for Debentures redeemed during the twelve-month period beginning of the years indicated:

 YEAR                                                                              PERCENTAGE
1999.............................................................................            %
2000.............................................................................
2001.............................................................................
2002.............................................................................
2003 and thereafter..............................................................     100.000

     In addition, at any time prior to            , 1997, the Company may redeem
up to $25 million in principal amount of the Debentures with the net proceeds of a public offering of Capital Stock (other than Redeemable Stock) at a redemption price of % of the principal amount thereof, plus accrued and unpaid interest thereon, provided that at least $50 million in aggregate principal amount of the Debentures remain outstanding immediately following any such redemption.

SINKING FUND

     There will be no mandatory sinking fund payments for the Debentures.

SELECTION OF DEBENTURES TO BE REDEEMED AND NOTICE OF REDEMPTION

     In the event of optional redemption, as described above, of less than all of the Debentures, the Trustee will select the Debentures for redemption pro rata or by lot or by a method that complies with applicable legal and securities exchange requirements, if any, and that the Trustee considers fair and appropriate and in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

     Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at such holder's registered address. The notice of redemption will identify the Debentures to be redeemed and will state the redemption date; the redemption price; the name and address of the paying agent; that Debentures called for redemption must be surrendered to the paying agent to collect the redemption price plus accrued interest; that, unless the Company defaults in making such redemption payment or the paying agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on Debentures called for redemption ceases to accrue on and after the redemption date; the paragraph of the Debentures pursuant to which the Debentures called for redemption are being redeemed; and that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Debentures.

     Prior to the redemption date, the Company will deposit with the paying agent (or, if the Company or a Subsidiary is the paying agent, will segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest on all Debentures to be redeemed on that date other than Debentures or portions of Debentures called for redemption which have been delivered by the Company to the Trustee for cancellation.

RANKING

     The payment of the principal of, premium (if any) and interest on the Debentures is subordinated in right of payment, as set forth in the Indenture, to the payment when due of all Senior Debt of the Company. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Debt or subject to the restrictions described herein. At September 30, 1993, after giving pro forma effect to the Offering, application of the net proceeds therefrom as described under "Use of Proceeds" and the Subordinated Debt Amendments, the outstanding Senior Debt of the Company would have been approximately $42.7 million. The Indenture contains limitations on the amount of additional Funded Debt that the Company may incur; however, under certain circumstances the amount of such Funded Debt could be substantial. The Indenture does not contain limitations on the amount of Indebtedness that is not Funded Debt that the Company may incur. In addition, any Indebtedness that the Company may incur may be Senior Debt. See "--Certain Covenants--Limitation on Funded Debt." A portion of the operations of the Company is conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees issued by such Subsidiaries, and claims of preferred stockholders (if any) of such Subsidiaries, generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Debentures, even though such obligations do not constitute Senior Debt. The Debentures, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Company. At September 30, 1993, such Subsidiaries had outstanding Indebtedness (other than guarantees of the Company's Indebtedness under the Credit Agreement) and trade credit of approximately $9.2 million, consisting primarily of trade credit. The Debentures will rank pari passu with other subordinated indebtedness of the

Company, which, after giving pro forma effect to the Subordinated Debt Amendments would have aggregated approximately $92.6 million as of September 30, 1993.


     Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock by the Company's Subsidiaries, such limitation is subject to a number of significant qualifications. See "Limitation on Subsidiary Indebtedness and Preferred Stock."

     "Senior Debt" means the following obligations, whether outstanding on the date of the Indenture or thereafter issued:

          (i) all obligations consisting of the Bank Debt;

          (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable;

          (iii) all Capital Lease Obligations of the Company;

          (iv) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (B) under interest rate swaps, caps, collars, options and similar arrangements and foreign currency hedges entered into in respect of any obligations described in clauses (i), (ii) and (iii) or (C) issued or assumed as the deferred purchase price of property and all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement;

          (v) all obligations of other persons of the type referred to in clauses (ii), (iii) and (iv) and all dividends of other persons for the payment of which, in any case, the Company is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including guarantees of such obligations and dividends; and

          (vi) all obligations of the Company consisting of modifications, renewals, extensions, replacements and refundings of any obligations described in clauses (i), (ii), (iii), (iv) or (v);

unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Debentures; provided, however, that Senior Debt will not include (1) any obligation of the Company to any Subsidiary or other Affiliate of the Company, (2) any liability for federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities) or (4) that portion of any Indebtedness that was incurred in violation of the Indenture.

     The Company may not pay principal of, premium (if any) or interest on, the Debentures or make any deposit pursuant to the provisions described under "Defeasance" below and may not repurchase, redeem or otherwise retire any Debentures if (i) any Designated Senior Debt is not paid when due or (ii) any other default on Designated Senior Debt occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Designated Senior Debt has been paid in full. However, the Company may pay the Debentures without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of each issue of Designated Senior Debt with respect to which any such default relates. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Debentures for a period (a "Payment Blockage Period") commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of the holders of any such Designated Senior Debt specifying an election to effect such prohibition (a "Payment Blockage Notice") and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated
(i) by written notice to the Trustee and the Company from the Representative that gave such Payment Blockage Notice, (ii) by repayment in full of such Designated Senior Debt or (iii) because such default is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first two sentences of this paragraph), unless the holders of such Designated Senior Debt or the Representative of such holders have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Debentures after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period.

     Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Debt will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment.

     If payment of the Debentures is accelerated because of an Event of Default, the Company or the Trustee will promptly notify the holders of the Designated Senior Debt or their Representatives of the acceleration.

     By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than the holders of the Debentures, and creditors of the Company who are not holders of Senior Debt (including the Debentures) may recover less, ratably, than holders of Senior Debt.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of Debentures will have the right to require the Company to repurchase all or any part of such holder's Debentures at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). A "Change of Control" will be deemed to occur if (i) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the members of the Sevin Group and the Traber Group, becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to be the beneficial owner of all shares that such person has the right to acquire, regardless of whether such right is exercisable immediately or after the passage of time), directly or indirectly, of 50% or more of the total voting power of all classes of the Voting Stock of the Company and the members of the Sevin Group and the Traber Group cease to have the right to appoint at least a majority of the members of the Board of Directors of the Company, (ii) the holders of the 10 1/8% Notes have the right to require the Company to purchase any such 10 1/8% Notes pursuant to Section 4.08 of the Indenture, dated as of April 1, 1993, between the Company and Chemical Bank, as trustee, relating thereto, (iii) any holder of the 11.85% Notes, the 12.17% Notes or the 12.18% Notes exercises its right to declare any such notes to be due and payable pursuant to Section 2.1 of the Note Agreement, dated as of September 1, 1988, relating thereto (the "1988 Note Agreement"), (iv) any holder of the 14.10% Notes exercises its right to declare any such notes to be due and payable pursuant to Section 5.2(A) of the Note Agreement, dated as of January 15, 1991, relating thereto (the "1991 Note Agreement") and any holder of the 2000 Notes exercises its right to declare any such notes to be due and payable pursuant to Section 5.2(A) of the Purchase Agreement, dated as of September 1, 1991, relating thereto (the "1991 Purchase

Agreement") or (v) any holder of 11.85% Notes, 12.17% Notes, 12.18% Notes, 14.10% Notes or 2000 Notes shall have received any consideration (whether in the form of cash, a change in the rate of interest relating to such notes, a change in any other provision of the terms of such notes, or otherwise) to amend, modify, waive or otherwise give up its right to declare any such notes to be due and payable upon a "Change of Ownership," as defined in the 1988 Note Agreement, the 1991 Note Agreement or the 1991 Purchase Agreement, as the case may be; provided, however, that an amendment to or waiver or other modification of
Section 2.1 of the 1988 Note Agreement, Section 5.2(A) of the 1991 Note Agreement or 5.2(A) of the 1991 Purchase Agreement shall not, in the absence of any consideration, constitute a Change of Control under the Indenture.



     Within 30 days following any Change of Control, the Company will mail a notice to each holder stating (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Debentures at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); (ii) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the purchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions, determined by the Company consistent with the Indenture, that a holder must follow in order to have its Debentures repurchased.


     If, at the time of a Change of Control, the Company is prohibited by the terms of Bank Debt from purchasing Debentures that may be tendered by holders at the purchase price described above as a result of such Change of Control, then prior to the mailing of the notice to holders described in the preceding paragraph but in any event within 30 days following any Change of Control, the Company must (i) repay in full all Bank Debt or offer to repay in full all Bank Debt and repay the Bank Debt of each lender who has accepted such offer or (ii) obtain the requisite consent under the Bank Debt to permit the purchase of the Debentures as described above. The Company must first comply with the covenant described in the preceding sentence before it will be required to purchase Debentures in the event of a Change of Control, provided that the Company's failure to comply with the covenant described in the preceding sentence will constitute a Default described in clause (iii) under "Defaults" below. As a result of the foregoing, a holder of the Debentures may not be able to compel the Company to purchase the Debentures unless the Company is able at the time to refinance the Bank Debt.

     The Change of Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

     The Company's existing subordinated indebtedness contains provisions that require the Company to repurchase such Indebtedness upon the occurrence of certain events which are substantially similar to the event constituting a Change of Control. The Credit Agreement limits the amount of the Company's cash that may be used to repurchase indebtedness of the Company. In addition, the Company's ability to pay cash to the holders of Debentures upon a repurchase may be limited by the Company's then existing financial resources.

     The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, in connection with any offer required to be made by the Company to purchase the Debentures as a result of a Change of Control.

CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture:

     SEC Reports. Whether or not required by the rules and regulations of the Commission, so long as any Debentures are outstanding, the Company will furnish to the holders of Debentures all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability and make such information available to investors who request it in writing. The Company also will comply with the provisions of Sec. 314(a) of the Trust Indenture Act.

     Limitation on Funded Debt. The Company will not, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Funded Debt unless, after giving effect thereto, the Company's Consolidated EBITDA Coverage Ratio exceeds 2.0 to 1.

     Notwithstanding the foregoing paragraph, the Company may incur the following Funded Debt: (i) Funded Debt owed to and held by a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Funded Debt (other than to a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the incurrence of such Funded Debt by the Company; (ii) the Debentures and Funded Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Funded Debt permitted by this clause (ii); provided, however, that (1) the principal amount of the Funded Debt so incurred will not exceed the principal amount of the Funded Debt so exchanged, refunded or refinanced and (2) the Funded Debt so incurred (A) will not mature prior to the Stated Maturity of the Funded Debt so exchanged, refunded or refinanced and (B) will have an Average Life equal to or greater than the remaining Average Life of the Funded Debt so exchanged, refunded or refinanced; (iii) Funded Debt (other than Funded Debt described in clause (i) or (ii) of this paragraph) outstanding on the date of the Indenture and Funded Debt issued in exchange for, or the proceeds of which are used to refund or refinance, any Funded Debt permitted by this clause
(iii) or by the first paragraph of this covenant; provided, however, that (1) the principal amount of the Funded Debt so incurred will not exceed the principal amount of the Funded Debt so exchanged, refunded or refinanced, (2) the Funded Debt so incurred (A) will not mature prior to the Stated Maturity of the Funded Debt so exchanged, refunded or refinanced and (B) will have an Average Life equal to or greater than the remaining Average Life of the Funded Debt so exchanged, refunded or refinanced and (3) if the Funded Debt so exchanged, refunded or refinanced is a Subordinated Obligation, the Funded Debt so incurred will be subordinated to the Debentures and; (iv) additional Funded Debt in an aggregate amount not to exceed $50 million at any one time outstanding.

     In addition, the Company will not create, incur, assume or permit to exist any Lien (other than Permitted Liens) upon or with respect to any of the property of the Company or any Subsidiary to secure Funded Debt that is not Senior Debt unless contemporaneously therewith effective provision is made to secure the Debentures equally and ratably with such Funded Debt for so long as such Funded Debt is secured by a Lien.

     Limitation on Indebtedness and Preferred Stock of Subsidiaries. The Company will not permit any Subsidiary to incur any Indebtedness or issue any Preferred Stock except: (i) Indebtedness or Preferred Stock issued to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness or Preferred Stock (other than to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the incurrence of such Indebtedness or the issuance of such Preferred Stock, as the case may be, by the issuer thereof;
(ii) Indebtedness incurred or Preferred Stock of a Subsidiary issued and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness incurred or Preferred Stock issued in contemplation of, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company), provided that at the time such Subsidiary is acquired by the Company, after giving effect to such Indebtedness or Preferred Stock of such Subsidiary, the Company's Consolidated EBITDA Coverage Ratio exceeds 2.0 to 1; (iii) Indebtedness or Preferred Stock (other than Indebtedness or Preferred Stock described in clause (i), (ii), (iv) or (vi) of this covenant) incurred or issued and outstanding on or prior to the date of the Indenture;
(iv) Indebtedness of a Subsidiary consisting of guarantees issued by such Subsidiary and outstanding on the date of the Indenture and Indebtedness of a Subsidiary consisting of guarantees issued subsequent to the date of the Indenture, in each case, to the extent such guarantee guarantees Bank Debt; (v) Indebtedness of a Subsidiary (other than Indebtedness described in clause (iv) above) consisting of guarantees of Funded Debt of the Company permitted by the first paragraph of "Limitation on Funded Debt," provided that contemporaneously with the incurrence of such Indebtedness by such Subsidiary, such Subsidiary issues a guarantee for the pro rata benefit of the holders of the Debentures that is subordinated to such Indebtedness of such Subsidiary to the same extent as the Debentures are subordinated to such Funded Debt of the Company; and (vi) Indebtedness or Preferred Stock issued in exchange for, or the proceeds of which are used to refund or refinance, Indebtedness or Preferred Stock referred to in the foregoing clause (ii) or (iii); provided, however, that (1) the principal amount of such Indebtedness or Preferred Stock so incurred or issued will not exceed the principal amount of the Indebtedness or Preferred Stock so exchanged or refinanced and (2) the Indebtedness or Preferred Stock so incurred or issued will (A) have a Stated Maturity later than the Stated Maturity of the Indebtedness or Preferred Stock being exchanged or refinanced and (B) will have an Average Life equal to or greater than the remaining Average Life of the Indebtedness or Preferred Stock so exchanged, refunded or refinanced.

     Limitation on Restricted Payments. The Company will not, and will not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of its Capital Stock (except
(x) dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase its Non-Convertible Capital Stock and (y) dividends or distributions payable to the Company or a Subsidiary, and, if a Subsidiary is not wholly owned, to the other shareholders of such Subsidiary on a pro rata basis in accordance with their ownership interest in such Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent of the Company, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Restricted Investment (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition or retirement, or any such Restricted Investment, being herein referred to as a "Restricted Payment") if at the time the Company or such Subsidiary makes such Restricted
Payment: (1) a Default will have occurred and be continuing (or would result therefrom); or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments subsequent to December 31, 1993 would exceed the sum of: (A) 50% of the Cash Flow of the Company and its Subsidiaries accrued during the period (treated as one accounting period) subsequent to December 31, 1993, to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Cash Flow will be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock subsequent to December 31, 1993 (other than an issuance or sale to a Subsidiary or Unrestricted Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any Subsidiary or Unrestricted Subsidiary of the Company); (C) the amount by which indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to December 31, 1993, of any Indebtedness of the Company convertible or exchangeable for Capital Stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); and (D) $20 million.

     The provisions of the foregoing paragraph will not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any Subsidiary); provided, however, that (A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale will be excluded from clause (2)(B) of the foregoing paragraph; (ii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default will have occurred and be continuing (or result therefrom); provided further, however, that such dividend will be included in the calculation of the amount of Restricted Payments; (iii) dividends declared and paid in respect of the Company's Class B Common Stock outstanding on the date of the Indenture in an amount in respect of any fiscal year not to exceed 1.5% of the Company's Class B Cash Flow for the immediately preceding fiscal year (provided that no dividend will theretofore have been declared on the Class A Common Stock or Class C Common Stock in the same fiscal year); provided, however, that at the time of such dividend, redemption or exchange, no Default will have occurred or be continuing; provided further, however, that any such dividends, redemptions and exchanges will be included in the calculation of Restricted Payments; (iv) dividends on, and mandatory redemptions and exchanges of, the 1989 Preferred Stock outstanding on the date of the Indenture; provided, however, that at the time of such dividend, redemption or exchange, no Default will have occurred or be continuing; provided further, however, that any such dividends, redemptions and exchanges will be excluded in the calculation of Restricted Payments; or (v) Restricted Investments in an aggregate amount not to exceed the sum of (A) $25 million, plus (B) $5 million on each anniversary of the date of the Indenture, plus (C) the amount of all dividends or other distributions received in cash by the Company or any of its Wholly Owned Subsidiaries from, and the amount of any Net Cash Proceeds to the Company or any of its Wholly Owned Subsidiaries from the sale of Capital Stock (other than a sale of Capital Stock to the Company, a Subsidiary or Unrestricted Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any Subsidiary or Unrestricted Subsidiary of the Company) of, an Unrestricted Subsidiary of the Company, to the extent that the aggregate amount of such dividends or other distributions, together with the aggregate amount of any such Net Cash Proceeds, do not exceed the aggregate amount of Restricted Investments made by the Company in such Unrestricted Subsidiary since the date of the Indenture; provided, however,that Restricted Investments permitted by this clause (v) will be excluded in the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Subsidiaries. The Company will not, and will not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary to: (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company,
(ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to an agreement in effect on the date of the Indenture; (2) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Indebtedness issued by such Subsidiary on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness issued in contemplation of, as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company) and outstanding on such date; (3) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness issued pursuant to an agreement referred to in the foregoing clause (1) or (2) or contained in any amendment to an agreement referred to in the foregoing clause (1) or (2); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to holders of the Debentures than the encumbrances and restrictions contained in such agreements;
(4) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease; (5) in the case of clause (iii) above, restrictions contained in security agreements securing Indebtedness of a Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements; and (6) any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition.

     Limitation on Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, conduct any business or enter into any transaction or series of similar transactions in an aggregate amount in excess of $100,000 (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any legal or beneficial owner of 5% or more of any class of Capital Stock of the Company or with an Affiliate of any such owner (any such business, transaction or series of similar transactions, an "Affiliate Transaction") unless the terms of such Affiliate Transaction are: (i) set forth in writing, (ii) fair to the Company and its Subsidiaries from a financial point of view, (iii) in the case of any Affiliate Transaction (other than an Affiliate Transaction with an Unrestricted Subsidiary of the Company) in an aggregate amount in excess of $500,000, the disinterested members of the Board of Directors have determined in good faith that the criteria set forth in clause (ii) are satisfied and (iv) in the case of any Affiliate Transaction involving an Unrestricted Subsidiary of the Company in an aggregate amount in excess of $2.0 million, the members of the Board of Directors have determined in good faith that the criteria set forth in clause
(ii) are satisfied. This covenant will not prohibit: (i) any Restricted Payment permitted under "Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) loans or advances to employees in the ordinary course of business; (iv) the payment of reasonable fees to directors of the Company and its subsidiaries who are not employees of the Company or its subsidiaries, (v) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries or (vi) the Investment represented by the Sevin Note.

     Limitation on Liens on Subsidiary Stock. The Company will not directly or indirectly create, assume or suffer to exist, any Lien on any Capital Stock of any of its Subsidiaries.

     Except for the limitations on dividends and redemptions of capital stock and the limitations on the incurrence of Indebtedness, the Indenture will not contain any covenants or provisions that may afford holders of the Debentures protection in the event of a highly leveraged transaction.

SUCCESSOR COMPANY

     The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person unless: (i) the resulting, surviving or transferee person (if not the Company) is organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and such entity expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Debentures; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee person or any Subsidiary as a result of such transaction as having been issued by such person or such Subsidiary at the time of such transaction), no Default has happened and is continuing; (iii) immediately after giving effect to such transaction, the resulting, surviving or transferee person would be able to issue an additional $1.00 of Funded Debt pursuant to the first paragraph of "Limitation on Funded Debt"; and (iv) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company.

DEFAULTS


     An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Debentures when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking" above, (ii)(A) a default in the payment of principal of any Debenture when due at its Stated Maturity, upon redemption, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "Ranking" above or (B) the failure by the Company to redeem or purchase Debentures when required pursuant to the Indenture or the Debentures, whether or not such redemption or purchase will be prohibited by the provisions described under "Ranking" above, (iii) the failure by the Company to comply for 30 days after notice with its agreements contained in the Debentures or the Indenture (other than those referred to in clauses (i) and (ii) above) (the "covenant default provision"), (iv) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $1 million or its foreign currency equivalent (the "cross acceleration provision"), (v) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions") or (vi) any judgment or decree for the payment of money in excess of $1 million is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or
(B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed, and, in the case of (B), such default continues for 10 days after notice (the "judgment default provision").


     If an Event of Default (other than an Event of Default specified in clause
(v) above with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Debentures may declare the principal of and accrued but unpaid interest on all the Debentures to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization with respect to the Company occurs and is continuing, the principal of and interest on all the Debentures will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Debentures. Under certain circumstances, the holders of a majority in principal amount of the Debentures may rescind any such acceleration with respect to the Debentures and its consequences. If payment of the Debentures is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Debt of the acceleration.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Debentures unless such holders have offered to the Trustee indemnification satisfactory to it in its sole discretion against all such losses and expenses caused by taking or not taking any such action. No holder of a Debenture may pursue any remedy with respect to the Indenture or the Debentures unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the Debentures have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the

Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the Debentures have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the Debentures are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or, subject to the provisions of the Indenture relating to the duties of the Trustee, that the Trustee determines is unduly prejudicial to the rights of any other holder of a Debenture or that would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Debentures notice of the Default within 90 days after it occurs; provided, however, that, except in the case of a Default in the payment of principal of or interest on any Debenture, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is in the interest of the holders of the Debentures. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Except as described below and except for amendments or waivers of the Change of Control provisions (including the related definitions) of the Indenture (which require the consent of the holders at least 66 2/3% in principal amount of the Debentures), the Indenture may be amended with the consent of the holders of a majority in principal amount of the Debentures then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Debentures then outstanding. However, without the consent of each holder of Debentures affected, no amendment may, among other things, (i) reduce the amount of Debentures whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Debenture, (iii) reduce the principal of or extend the Stated Maturity of any Debenture, (iv) reduce the premium payable upon the redemption of any Debenture or change the time at which any Debenture may or will be redeemed as described under "Optional Redemption" above, (v) make any Debenture payable in money other than that stated in the Debenture, (vi) impair the right of any holder of the Debentures to receive payment of principal of and interest on such holder's Debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Debentures, (vii) make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder or (viii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

     Without the consent of any holder of the Debentures, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures (provided that the uncertificated Debentures are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Debentures are described in Section 163(f)(2)(B) of the Code), to make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt (or Representatives therefor), to add guarantees with respect to the Debentures, to secure the Debentures, to add to the covenants of the Company for the benefit of the holders of the Debentures or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Debentures or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust

Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of such Senior Debt (or any group or representative thereof authorized to give a consent) consent to such change.


     The consent of the holders of the Debentures is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.



     After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Debentures a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Debentures, or any defect therein, will not impair or affect the validity of the amendment.


TRANSFER

     The Debentures will be issued in registered form and will be transferable only upon the surrender of the Debentures being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE


     The Company at any time may terminate all its obligations under the Debentures and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debentures, to replace mutilated, destroyed, lost or stolen Debentures and to maintain a registrar and paying agent in respect of the Debentures. The Company at any time may terminate its obligations under the covenants described under "Certain Covenants" (other than under "SEC Reports") and "Change of Control," the operation of the covenant default provision, the cross acceleration provision, the bankruptcy provisions which respect to Significant Subsidiaries and the judgment default provision described under "Defaults" above and the limitations contained in clause (iii) described under "Successor Company" above ("covenant defeasance").



     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Debentures may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Debentures may not be accelerated because of an Event of Default specified in clause (iii), (iv), (v) (with respect only to Significant Subsidiaries) or (vi) under "Defaults" above or because of the failure of the Company to comply with the covenants described under "Certain Covenants" (other than the covenant described under "SEC Reports" and certain other covenants not described above) above or "Change of Control" above or with clause (iii) under "Successor Company" above.


     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Debentures to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been in the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE

     Chemical Bank is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Debentures.

GOVERNING LAW

     The Indenture provides that it and the Debentures will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "Affiliate" of any person specified means (i) any person directly or indirectly controlling or under direct or indirect common control with such specified person, (ii) any spouse, immediate family member or other relative who has the same principal residence as any person described in clause (i) above,
(iii) any trust in which any persons described in clause (i) or (ii) above has a beneficial interest and (iv) in the case of the Company, any Unrestricted Subsidiary of the Company. For the purposes of this definition, "control," when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, a contract or otherwise, and the terms "controlling" and "controlled" have meaning correlative to the foregoing.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property or assets at fair market value in the ordinary course of business or (iii) a disposition of obsolete assets in the ordinary course of business.

     "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as of the time of determination, the present value (discounted at the interest rate borne by the Debentures, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bank Debt" means any and all amounts payable under or in respect of the Credit Agreement, as amended from time to time, any Refinancing Agreement, any Working Capital Financing Agreement, or any other loan agreement with a bank, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Banks" has the meaning specified in the Credit Agreement.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means each day which is not a Legal Holiday.

     "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with generally accepted accounting principles; the amount of such obligation will be the capitalized amount thereof, determined in accordance with generally accepted accounting principles; and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

     "Cash Flow" of a person for any fiscal year, means the sum of (i) the Consolidated Net Income of such person for such fiscal year, plus (ii) to the extent deducted in the calculation of such Consolidated Net Income, the amortization of customer lists and other deferred charges and the amortization and depreciation of capital assets, plus (iii) to the extent not included in Consolidated Net Income, the amount of all dividends or other distributions received in cash by the Company or any of its Wholly Owned Subsidiaries from, and the amount of any Net Cash Proceeds to the Company or any of its Wholly Owned Subsidiaries from the sale of Capital Stock of, an Unrestricted Subsidiary of the Company; provided, however, that any amounts included in clause (v)(C) of the second paragraph under "Limitations on Restricted Payments" shall be excluded from Cash Flow of the Company.


     "Class B Cash Flow" for any fiscal year means the sum of (i) net income of the Company and its consolidated subsidiaries for such fiscal year determined in accordance with generally accepted accounting principles, plus (ii) depreciation and amortization of plant and equipment and amortization of customer lists and restrictive covenants of the Company and its consolidated subsidiaries for such fiscal year determined in accordance with generally accepted accounting principles; provided, however, that (a) the net income of any person other than a consolidated subsidiary in which the Company or any subsidiary has an interest shall be included only to the extent of the amount of dividends or other distributions paid to the Company or a consolidated subsidiary, (b) the net income of any person acquired in a pooling transaction shall be excluded for any period prior to the date of acquisition and (c) Class B Cash Flow with respect to a fiscal year shall never be less than zero.


     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein and required by the TIA, each other obligor on the indenture securities.

     "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Subsidiary has incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to (A) such Indebtedness as if such Indebtedness had been incurred on the first day of such period, (B) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, and (C) the interest income realized by the Company and its Subsidiaries on the proceeds of such Indebtedness, to the extent not yet applied at the date of determination, assuming such proceeds earned interest at the Treasury Rate from the date such proceeds were received through such date of determination, (2) if since the beginning of such period the Company or any Subsidiary will have made any Asset Disposition, EBITDA for such period will be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable for the Indebtedness of such Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such Indebtedness after such sale) and (3) if since the beginning of such period the Company or any Subsidiary (by merger or otherwise) will have made an Investment in any Subsidiary (or any person which becomes a Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all an operating unit of a business, EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company; provided, however, that such Officer shall assume (i) the historical sales and gross profit margins associated with such assets for any consecutive 12-month period ended prior to the date of purchase (provided that the first month of such period will be no more than 18 months prior to such date of purchase), less estimated post-acquisition loss of customers (not to be less than 3%) and (ii) other expenses as if such assets had been owned by the Company since the first day of such period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Subsidiaries, determined on a consolidated basis, including (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest, (iv) non-cash interest expense,
(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) interest actually paid by the Company or any such Subsidiary under any guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (including amortization of fees), (viii) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries held by persons other than the Company or a Wholly Owned Subsidiary, (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan to pay interest or fees to any person (other than the Company) in connection with loans incurred by such plan or trust to purchase newly issued or treasury shares of the Company (but excluding interest expense associated with the accretion of principal on a non-interest bearing or other discount security) and (x) to the extent not already included in Consolidated Interest Expense, the interest expense attributable to Indebtedness of another person that is guaranteed by the Company or any of its Subsidiaries, less interest income (exclusive of deferred financing fees) of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Net Income" of a person, for any period, means the aggregate of the Net Income of such person and its Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, provided that (i) the Net Income of any other person (other than a Subsidiary) in which such person has an interest will be included only to the extent of the amount of dividends or distributions paid to such person, (ii) the Net Income of any person acquired by such person in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, (iii) any Net Income of any Subsidiary will be excluded if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to such person, except that (A) such person's equity in the Net Income of any such Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to such person as a dividend or other distribution (subject, in the case of a dividend or other distribution to another subsidiary, to the limitation contained in this clause) and (B) such person's equity in a net loss of any such Subsidiary for such period will be included in determining such Consolidated Net Income, and (iv) the cumulative effect of a change in accounting principles will be excluded.

     "Credit Agreement" means the Second Amended and Restated Credit Agreement dated as of December 31, 1992, between the Company and Chemical Bank, as agent, as amended from time to time.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Debt" means (i) the Bank Debt and (ii) any other Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $10 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

     "EBITDA" for any period means the Consolidated Net Income for such period (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Dispositions), plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense,
(ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash expenses.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

     "Funded Debt" as applied to any person means, without duplication, (a) any Indebtedness with a Stated Maturity of more than one year from the date of incurrence, (b) any Indebtedness, regardless of its term, if such Indebtedness is renewable or extendable at the option of the obligor of such Indebtedness pursuant to the terms thereof to a date more than one year from the date of incurrence; and (c) any Indebtedness, regardless of its term, that by its terms or by the terms of the agreement pursuant to which it is issued, may be paid with the proceeds of other Indebtedness that may be incurred pursuant to the terms of such first-mentioned Indebtedness or by the terms of such agreement, which other Indebtedness has a Stated Maturity of more than one year from the date of incurrence of such first-mentioned Indebtedness; provided, however, that Working Capital Borrowings shall be excluded from Funded Debt except to the extent that Working Capital Borrowings exceed an amount equal to (i) 100% of the current assets (excluding cash) of such person and its Subsidiaries, less (ii) the excess, if any, of current liabilities over current assets of such person and its Subsidiaries, in each case determined on a consolidated basis in accordance with generally accepted accounting principles.

     "guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness or other obligation of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any person means the obligations of such person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such person against changes in interest rates or foreign exchange rates.

     "Indebtedness" of any person means, without duplication,

          (i) the principal of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

          (ii) all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person;

          (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

          (v) all obligations of the type referred to in clauses (i) through
     (iv) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any guarantees of such obligations and dividends, including by means of any agreement which has the economic effect of a guarantee; and

          (vi) all obligations of the type referred to in clauses (i) through
     (v) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Investment" in any person means any loan or advance to, any guarantee of, any acquisition of any Capital Stock, equity interest, obligation or other security of, or capital contribution or other investment in, such person. Investments will exclude advances to customers and suppliers in the ordinary course of business.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

     "Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

     "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Net Income" of any person means the net income (loss) of such person, determined in accordance with generally accepted accounting principles; excluding, however, from the determination of Net Income any gain (but not loss) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to leaseback transactions) of any real property or equipment of such person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of the Company or a Subsidiary owned by such person.

     "Non-Convertible Capital Stock" means, with respect to any corporation, any non-convertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into non-convertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock will not include any Redeemable Stock or Exchangeable Stock.

     "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.


     "Permitted Liens" means (i) Liens existing on the date of the Indenture and renewals, extensions and refinancings thereof; (ii) rights of banks to set off deposits against debts owed to said banks; (iii) Purchase Money Indebtedness;
(iv) Liens on the property of any entity existing at the time such property is acquired by the Company or any of its Subsidiaries and renewals, extensions and refinancings thereof, whether by merger, consolidation, purchase of assets or otherwise; provided, however,that in the case of this clause (iv) that such Liens (x) are not created, incurred or assumed in contemplation of such assets being acquired by the Company and (y) do not extend to any other assets of the Company or any of its Subsidiaries; and (v) Liens for taxes not yet due.


     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation; provided, however, that Preferred Stock will not include the Company's Class B Common Stock.

     "Purchase Money Indebtedness" means Indebtedness (i) consisting of the deferred purchase price of property, conditional sale obligations, obligation under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (ii) incurred to finance the acquisition by the Company or a Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness will be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the Debentures or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Debentures.

     "Refinancing Agreement" means any credit agreement or other agreement between the Company and bank lenders pursuant to which the Company refinances borrowings under the Credit Agreement or another Refinancing Agreement.

     "Representative" means the holder, trustee, agent or representative (if any) for an issue of Senior Debt.

     "Restricted Investment" means any Investment in an Unrestricted Subsidiary. At the time any Subsidiary of the Company is designated by the Board of Directors of the Company as an Unrestricted Subsidiary, the Company shall be deemed to have made a Restricted Investment in an amount equal to the fair market value as of such time of the Company's interest in such Unrestricted Subsidiary, as determined in good faith by the Board of Directors and set forth in a Board Resolution.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a person and the Company or a Subsidiary leases it from such person.


     "Sevin Group" means the Estate of Malvin P. Sevin and trusts created thereunder, Audrey L. Sevin, Irik P. Sevin, Thomas J. Edelman, Margot Gordon and Phillip Ean Cohen and any trust over which such persons have sole voting power.


     "Sevin Note" means the promissory note, dated December 31, 1992, of Irik P. Sevin to the Company in a principal amount of $1,499,378 and due on December 31, 1993, as the same may be extended (but not otherwise amended) on a year-by-year basis in accordance with the Company's past practices and the principal amount of which may not be increased in any one year by more than the amount of accrued and unpaid interest during the immediately preceding year.

     "Significant Subsidiary" means (i) any Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 3% of the Company's total assets on a consolidated basis as of such date, or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 3% of the Company's total revenues on a consolidated basis for such period, or (ii) any Subsidiary of the Company which, if merged with all Defaulting Subsidiaries of the Company, would at the time of determination either (A) have had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, would have constituted at least 10% of the Company's total assets on a consolidated basis as of such date or (B) have had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with generally accepted accounting principles). "Defaulting Subsidiary" means any Subsidiary of the Company with respect to which an event described under clause (iv), (v) or (vi) under "Defaults" above has occurred and is continuing unless such contingency has occurred.

     "Stated Maturity" means, with respect to any Indebtedness, the date specified in such Indebtedness, or in any agreement pursuant to which such Indebtedness was incurred, as the fixed date on which the principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such Indebtedness at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligations" means any Indebtedness of the Company (whether outstanding on the date hereof or hereafter incurred) which is subordinate or junior in right of payment to the Debentures.

     "Subsidiary" means a corporation of which a majority of the Capital Stock having voting power under ordinary circumstances to elect a majority of the board of directors is owned by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries; provided, however,that an Unrestricted Subsidiary shall be deemed not to be a Subsidiary (except as used in the definition thereof).

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. Sec.Sec. 77aaa-77bbbb) as in effect on the date of the Indenture.


     "Traber Group" means (i) all the holders of Class C Common Stock as of the date of the Indenture who are not members of the Sevin Group, (ii) any person who receives shares from persons described in clause (i) without such transfer of shares being subject to the first refusal right referred to in the shareholders agreement among the holders of Class C Common Stock dated November 25, 1986, as amended through the date of the Indenture, and (iii) any trust over which persons described in clause (i) or (ii) have sole voting power.


     "Treasury Rate" as of any date of determination means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to such date of determination (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) of five years.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     "Unrestricted Subsidiary" means a Subsidiary of the Company, and each Subsidiary of such Subsidiary, designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution set forth in an Officers' Certificate and delivered to the Trustee, (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof and (b) with which neither the Company nor any other Subsidiary of the Company has any obligation (i) to subscribe for additional shares of Capital Stock or other equity interests therein or (ii) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. An Unrestricted Subsidiary may be designated a Subsidiary, provided that (A) no Default or Event of Default shall have occurred and be continuing and (B) immediately after giving effect to such designation, the Company would be able to issue an additional $1.00 of Funded Debt pursuant to the first paragraph of "Limitation on Funded Debt."


     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.



     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.


     "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

     "Working Capital Borrowings" means, on any date of determination, all Indebtedness of the Company and its Subsidiaries on a consolidated basis incurred to finance current assets.

     "Working Capital Financing Agreement" means any agreement entered into after the date of the Indenture by the Company and bank lenders pursuant to which the Company issues Working Capital Borrowings.

     "1989 Preferred Stock" means the preference stock of the Company designated as "1989 Preferred Stock, Par Value $.10."

        DESCRIPTION OF OTHER INDEBTEDNESS AND REDEEMABLE PREFERRED STOCK

CREDIT AGREEMENT

     The Company has entered into the Credit Agreement with Chemical Bank as agent. A copy of the Credit Agreement has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Credit Agreement does not purport to be complete and is subject to, and is qualified by reference to, all of the provisions of the Credit Agreement.

     The Credit Agreement provides for maximum aggregate advances of $75 million to finance working capital requirements of the Company ("Revolving Credit Loans") with a sublimit under a borrowing base established each month. Amounts borrowed under the Revolving Credit Loans are subject to a 45-day clean-up requirement prior to September 30 of each year and the revolving credit portion of the facility terminates on June 30, 1996. At September 30, 1993 no Revolving Credit Loans were outstanding. The Credit Agreement includes a letter of credit facility which expires on October 20, 1994 pursuant to which the Company may open letters of credit in the aggregate amount of $20.0 million to support the Company's obligation to redeem equity securities issued in acquisitions.

     The Company has previously issued the Maxwhale Notes aggregating $50 million due June 1, 1994 in connection with the purchase of a fuel oil distributor, which are secured by letters of credit issued by certain of the banks which are parties to the Credit Agreement. The Credit Agreement requires deposits by the Company into a cash collateral account to partially secure the Company's obligation to the banks under such letters of credit. As of September 30, 1993, $20.0 million had been deposited and an additional $7.5 million is required to be deposited on May 15, 1994. At the maturity of the Maxwhale Notes, the banks are committed under the Credit Agreement to make term loans ("Term Loans") to the Company to refund the balance due on the Maxwhale Notes in excess of the cash collateral account. The Company will repay the Maxwhale Notes from the proceeds of the Offering and the amount in the cash collateral account will be released to the Company.

     Interest on the Revolving Credit Loans and the Term Loans is payable monthly and is based upon a floating rate selected by the Company of either the Eurodollar Rate (as defined below) or the Alternate Base Rate (as defined below), plus 0 to 50 basis points on Alternate Base Rate Loans which are Revolving Credit Loans or 25 to 75 basis points on Alternate Base Rate Loans which are Term Loans and 125 to 175 basis points on Eurodollar Loans which are Revolving Credit Loans or 225 to 275 basis points on Eurodollar Loans which are Term Loans, based upon the ratio of Consolidated Operating Profit to Interest Expense (as defined in the Credit Agreement). Eurodollar Rate means the prevailing rate in the interbank Eurodollar market adjusted for reserve requirements. Alternate Base Rate means the greater of (i) the prime or base rate of Chemical Bank in effect or (ii) the Federal funds rate in effect rate plus 1/2 of 1%. In addition, the Company is required to pay certain fees for balance deficiencies, if any, and unused commitments.

     The Company's obligations under the Credit Agreement are secured by all of its and its subsidiaries' customer lists, tradenames and trademarks.

     The Credit Agreement contains significant financial and other covenants. Under the Credit Agreement, the Company and its subsidiaries may not:

          (i) incur any indebtedness, whether recourse or non-recourse and whether senior or junior, except subordinated debt and certain other indebtedness as specifically authorized by the Credit Agreement;

          (ii) create or permit any lien on any of its assets or properties, except for identified permitted encumbrances; and

          (iii) sell, transfer or convey customer lists, except, among other exceptions, a sale of from which a portion of the net cash proceeds, if not reinvested in customer lists, are used to prepay the Revolving Credit Loans and Term Loans.

     The Credit Agreement also provides that the Company must meet the following financial ratios and tests:

          (i) for any fiscal year, the Company may not permit the ratio of Adjusted Net Income to Consolidated Net Lease Obligations (as those terms are defined in the Credit Agreement) to be less than 4.0 to 1.0;

          (ii) the Company may not permit Consolidated Cash Flow (as defined in the Credit Agreement) for any period of four consecutive fiscal quarters to be less than $25.0 million (which may increase to $29.0 million under certain circumstances);

          (iii) for any fiscal year, Company may not permit the excess of 6 times Consolidated Operating Profit over Consolidated Funded Debt (other than Subordinated Debt) (as those terms are defined in the Credit Agreement) to be less than $125.0 million;

          (iv) the Company may not incur Funded Debt if after giving effect thereto to the ratio of Consolidated Funded Debt to Consolidated Cash Flow (as those terms are defined in the Credit Agreement) exceeds 5.0 to 1.0; and

          (v) the Company may not permit at any time Consolidated Cash Uses (as defined in the Credit Agreement), which include dividends and stock redemptions, for the period from March 31, 1992 to such time to exceed $57.4 million plus the sum of (a) net proceeds received from the issuance of capital stock and Funded Debt after March 31, 1992 and (b) the positive or negative amount of annual Cash Flow, in each annual period ending on March 31 subsequent to March 31, 1992 (as those terms are defined in the Credit Agreement).

     The Company is currently seeking a modification of the Credit Agreement to eliminate the limitation on Funded Debt contained therein and to substitute in its place the limitation on Funded Debt which is contained in the Indenture. See "Description of Debentures."

     The Credit Agreement contains various events of default customary for such types of agreements, including breaches of the covenants described above. If an Event of Default occurs and is occurring, the lenders may, without notice, terminate the Revolving Credit Loans and the Term Loans and/or declare all obligations under the Credit Agreement immediately due and payable, except that in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all such obligations shall become due and payable without declaration, notice or demand.

SUBORDINATED DEBT

     On September 1, 1988, the Company authorized the issuance of $60.0 million of Subordinated Notes due October 1, 1998. The Company issued $40.0 million of such notes on October 14, 1988 bearing interest at the rate of 11.85% per annum (the "11.85% Notes"), $15.0 million of such notes on March 31, 1989 bearing interest at the rate of 12.17% per annum (the "12.17% Notes") and $5.0 million of such notes on May 1, 1990 bearing interest at the rate of 12.18% per annum (the "12.18% Notes"). On January 15, 1991, the Company authorized the issuance of $12.5 million of Subordinated Notes due January 15, 2001 bearing interest at the rate of 14.10% per annum (the "14.10% Notes"). The Company issued $5.7 million of such notes in April 1991 and $6.8 million in March 1992. In March 1993, the Company issued $12.764 million of Subordinated Notes due March 1, 2000 (the "2000 Notes") in exchange for an equal amount of 1991 Redeemable Preferred Stock. The Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that it was permitted to incur Funded Debt (as defined). The 2000 Notes pay interest monthly based on the sum of LIBOR plus 9.28%. On April 6, 1993, the Company issued $50.0 million of 10 1/8 Notes. The 11.85% Notes, 12.17% Notes,

12.18% Notes, 14.10% Notes, 2000 Notes and 10 1/8% Notes are collectively referred to herein as the "Subordinated Debt."


     The Debentures will rank pari passu with the Subordinated Debt which, after giving pro forma effect to the Subordinated Debt Amendments, would have aggregated approximately $92.6 million as of September 30, 1993. The agreements pursuant to which the Company has issued the Subordinated Debt contain various financial and other covenants relating to the maintenance of corporate existence, timely payment of taxes, preservation of the Company's assets and engaging in other businesses. Such agreements also contain covenants relating to limitations on funded debt, restricted payments, mergers, consolidations and sale of assets and transactions with affiliates which (except as described below) are generally comparable to those contained in the Indenture.



     In connection with the Offering, the Company is soliciting (the "Debt Solicitations") consents of holders of at least a majority in aggregate principal amount of each class of Subordinated Debt and the Redeemable Preferred Stock described below to certain amendments (the "Subordinated Debt Amendments") to the agreements under which the Subordinated Debt and the Redeemable Preferred Stock was issued (the "Old Agreements"). The Company has received the requisite consents from the holders of the 10 1/8% Notes and anticipates receiving the requisites consents from the holders of the remaining Subordinated Debt and the Redeemable Preferred Stock. The Old Agreements currently provide that the Company shall not issue Funded Debt (as defined) unless, after giving effect thereto, (x) the ratio of Consolidated Funded Debt (as defined) of the Company and its subsidiaries to Consolidated Operating Cash Flow (as defined) for the most recent four consecutive fiscal quarters ending at least 45 days prior to the date such Funded Debt is issued, does not exceed 5.0 to 1.0, and (y) (in the case of the 10 1/8% Notes) the Consolidated EBITDA Coverage Ratio (as defined) exceeds 1.5 to 1.0. The Subordinated Debt Amendments would eliminate this limitation and substitute in its place the Consolidated EBITDA Coverage Ratio of
2.0 to 1.0 which is contained in the Indenture for the Debentures and would also make certain conforming changes in the language of the Old Agreements. See "Capitalization" and "Description of Debentures."



     In consideration for the consents to the Subordinated Debt Amendments, the Company will pay to the holders of the Subordinated Debt (other than holders who also own Redeemable Preferred Stock), a cash payment aggregating $0.4 million and will cause approximately $42.6 million of the aggregate principal amount of the Subordinated Debt to be ranked as Senior Debt. In addition, the Company will increase dividends on the Redeemable Preferred Stock by $2.00 per share per annum.


REDEEMABLE PREFERRED STOCK


     The Company has outstanding 250,000 shares of Redeemable Preferred Stock, of which 50,000 shares are classified as Series A, 50,000 shares are classified as Series B and 150,000 shares are classified as Series C. The holders of the Series A, Series B and Series C Redeemable Preferred Stock are entitled to receive, as and when declared by the Board of Directors, annual dividends at the rate of $12, $11.84 and $12.61 per share, respectively. The shares of Redeemable Preferred Stock are exchangeable, in whole or in part, at the option of the Company, for 1999 Notes, subject to meeting certain debt incurrence tests. On August 1, 1994 and on August 1 of each year thereafter, so long as any of the shares of Redeemable Preferred Stock remain outstanding, 1/6 of the number of originally issued shares of each series of Redeemable Preferred Stock, less the number of shares of such series previously exchanged for 1999 Notes, must be redeemed in cash, with the final redemption of the remaining outstanding shares on August 1, 1999. The redemption price of the Redeemable Preferred Stock is $100 per share plus all accrued and unpaid dividends to the redemption date. Except for dividends on the Company's Class B Common Stock, no dividends may be declared or paid on any other capital stock of the Company during any fiscal year until the Company has paid or declared and set apart all dividends and satisfied the mandatory redemption requirements on all outstanding shares of Redeemable Preferred Stock. The Redeemable Preferred Stock has no voting rights, except as may be provided by law. The terms of the agreement pursuant to which the Redeemable Preferred Stock was issued is being amended pursuant to the Subordinated Debt Amendments. See "--Subordinated Debt."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Kidder, Peabody & Co. Incorporated, Chemical Securities Inc. and Morgan Schiff & Co., Inc. (together, the "Underwriters"), the Underwriters have agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective amount of Debentures set forth in the table below:

                                                                                                 PRINCIPAL AMOUNT
                                          UNDERWRITER                                              OF DEBENTURES
Donaldson, Lufkin & Jenrette Securities Corporation............................................   $
Kidder, Peabody & Co. Incorporated.............................................................
Chemical Securities Inc........................................................................
Morgan Schiff & Co., Inc.......................................................................
                                                                                                 -----------------
       Total...................................................................................   $    75,000,000
                                                                                                 -----------------
                                                                                                 -----------------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are required to purchase all of the Debentures if any of the Debentures are purchased.

     The Underwriters propose to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of     % of the
principal amount. The Underwriters may allow and such dealers may reallow, a
concession not in excess of     % of the principal amount. After the initial
public offering of the Debentures, the offering price and other selling terms may be changed by the Underwriters.

     The Debentures are a new issue of securities, have no established trading market and may not be widely distributed. The Company has been informed by Donaldson, Lufkin & Jenrette Securities Corporation, Kidder, Peabody & Co. Incorporated and Chemical Securities Inc. that they currently intend to make a market in the Debentures; however, they are not obligated to do so and may discontinue market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Debentures.

     Chemical Securities Inc. is an affiliate of Chemical Bank, which is the agent bank and a lender under the Credit Agreement and certain standby and support letters of credit. The Company plans to use a portion of the proceeds from the Offering to pay the outstanding amount under the Credit Agreement and will terminate the standby letter of credit supporting the Maxwhale Notes. In addition, Chemical Bank, or its affiliates, participates on a regular basis in various general financing and banking transactions for the Company and certain of its affiliates.


     Under the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of debt securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a "qualified independent underwriter," as defined in Schedule E to the Bylaws of the NASD. Because Chemical Bank, an affiliate of Chemical Securities Inc., will receive more than 10% of the net proceeds of the Offering as a result of the repayment of certain amounts under the Credit Agreement, Donaldson, Lufkin & Jenrette Securities Corporation will act as a qualified independent underwriter in connection with the Offering.

     Pursuant to an engagement letter dated December 16, 1993, the Underwriters have been engaged by the Company to assist in the Debt Solicitations, for which they will receive customary fees and reimbursement of expenses.


     Mr. Phillip Ean Cohen, who is chairman and sole stockholder of Morgan Schiff & Co., Inc., is a member of the Board of Directors of the Company.

                                 LEGAL MATTERS

     The validity of the Debentures offered hereby will be passed upon for the Company by Phillips, Nizer, Benjamin, Krim & Ballon, New York, New York. Phillips, Nizer, Benjamin, Krim & Ballon will rely upon Dorsey & Whitney, Minneapolis, Minnesota with respect to certain matters concerning Minnesota law. Certain legal matters with respect to the Debentures will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The audited financial statements and schedules of the Company included in this Prospectus or appearing in the Company's Annual Report on Form 10-K, have been examined by KPMG Peat Marwick, independent certified public accountants, to the extent and for the periods set forth in their reports appearing herein and in the Company's Annual Report on Form 10-K and have been included and incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.


     The audited consolidated financial statement of Star Gas Corporation and Subsidiaries, included in this Prospectus and Registration Statement, have been audited by KPMG Peat Marwick, independent certified public accountants, as of September 30, 1993 and for the year then ended and by Ernst & Young, independent auditors, as of September 30, 1992 and for each of the two years in the period ended September 30, 1992, as set forth in their respective reports thereon appearing elsewhere herein, and has been so included in reliance upon the reports of KPMG Peat Marwick and Ernst & Young given upon the authority of such firms as experts in accounting and auditing.





                    INCORPORATION OF DOCUMENTS BY REFERENCE



     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and Amendment No. 1 thereto filed under cover of Form 8, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1993 and its Current Report on Form 8-K filed on January 4, 1994 are incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the effective date of the Registration Statement shall be deemed incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contain herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are incorporated by reference in such document). Requests shall be directed to the attention of Richard Ambury, Vice President and Assistant Controller, Petroleum Heat and Power Co., Inc., 2187 Atlantic Street, Stamford, CT 06902 (telephone (203) 325-5400).

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                         PAGE
Consolidated Financial Statements of Petroleum Heat and Power Co., Inc. and Subsidiaries:
  Independent Auditors' Report....................................................................       F-2
  Consolidated Balance Sheets.....................................................................       F-3
  Consolidated Statements of Operations...........................................................       F-4
  Consolidated Statements of Changes in Stockholders' Equity (Deficiency).........................       F-5
  Consolidated Statements of Cash Flows...........................................................       F-6
  Notes to Consolidated Financial Statements......................................................       F-7
Consolidated Financial Statements of Star Gas Corporation and Subsidiaries:
  Independent Auditors' Reports...................................................................       F-25
  Consolidated Balance Sheets.....................................................................       F-27
  Consolidated Statements of Operations...........................................................       F-28
  Consolidated Statements of Shareholders' Equity.................................................       F-29
  Consolidated Statements of Cash Flows...........................................................       F-30
  Notes to Consolidated Financial Statements......................................................       F-31

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
  PETROLEUM HEAT AND POWER CO., INC.:

     We have audited the accompanying consolidated balance sheets of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1991 and 1992, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1992. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petroleum Heat and Power Co., Inc. and subsidiaries as of December 31, 1991 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1992 in conformity with generally accepted accounting principles.

                                                        KPMG PEAT MARWICK

New York, New York
February 26, 1993

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                                            DECEMBER 31,          SEPTEMBER
                                                                                     --------------------------      30,
                                                                                         1991          1992          1993
                                                                                     ------------  ------------  ------------
                                                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash.............................................................................  $  2,907,460  $  3,859,557  $  7,436,907
  Accounts receivable (net of allowance of $809,714, $1,270,754 and $2,459,983)....    73,808,576    78,358,514    43,186,509
  Inventories......................................................................    13,290,997    15,729,305    12,788,059
  Prepaid expenses.................................................................     4,620,048     4,623,433     6,301,317
  Notes receivable and other current assets........................................     1,671,195     1,680,633     1,468,739
  U.S. Treasury Notes held in a Cash Collateral Account............................       --            --         20,000,000
                                                                                     ------------  ------------  ------------
        Total current assets.......................................................    96,298,276   104,251,442    91,181,531
                                                                                     ------------  ------------  ------------
Property, plant and equipment......................................................    51,620,915    61,092,297    63,966,168
  Less accumulated depreciation and amortization...................................    27,325,673    28,342,302    31,432,958
                                                                                     ------------  ------------  ------------
                                                                                       24,295,242    32,749,995    32,533,210
                                                                                     ------------  ------------  ------------
Intangible assets (net of accumulated amortization of $159,599,408, $188,459,167 and $210,831,831)
    Customer lists.................................................................    76,228,321    86,093,145    78,056,098
    Deferred charges...............................................................    17,828,621    14,128,629    14,583,437
                                                                                     ------------  ------------  ------------
                                                                                       94,056,942   100,221,774    92,639,535
                                                                                     ------------  ------------  ------------
U.S. Treasury Notes held in a Cash Collateral Account..............................     5,000,000    15,000,000       --
                                                                                     ------------  ------------  ------------
Other assets.......................................................................       360,000       560,000       550,000
                                                                                     ------------  ------------  ------------
                                                                                     $220,010,460  $252,783,211  $216,904,276
                                                                                     ------------  ------------  ------------
                                                                                     ------------  ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Working capital borrowings.......................................................  $ 39,750,000  $ 32,000,000  $    --
  Current maturities of other long-term debt.......................................        33,345        33,345        33,345
  Current installments of capital lease obligations................................       596,833       103,595       --
  Current maturities of Maxwhale Notes.............................................       --            --         27,500,000
  Current maturities of cumulative redeemable preferred stock......................       --            --          4,166,667
  Subordinated notes payable.......................................................     5,704,000    12,400,373       --
  Accounts payable.................................................................    12,929,206    15,289,518     9,173,905
  Customer credit balances.........................................................    20,140,437    19,317,863    26,486,378
  Unearned service contract revenue................................................    12,356,529    13,180,431    12,334,492
  Accrued expenses:
    Wages and bonuses..............................................................     5,622,354     5,030,100     5,335,366
    Taxes other than income taxes..................................................     2,127,655     1,856,074       686,493
    Pension........................................................................     2,664,637     2,373,188       663,983
    Other..........................................................................     6,411,741     9,410,757    12,289,552
                                                                                     ------------  ------------  ------------
        Total current liabilities..................................................   108,336,737   110,995,244    98,670,181
                                                                                     ------------  ------------  ------------
Maxwhale Notes Payable.............................................................    50,000,000    50,000,000    22,500,000
                                                                                     ------------  ------------  ------------
Other long-term debt...............................................................       113,750        80,404        55,395
                                                                                     ------------  ------------  ------------
Capital lease obligations..........................................................       103,595       --            --
                                                                                     ------------  ------------  ------------
Supplemental benefits payable......................................................       --          1,688,728     1,656,850
                                                                                     ------------  ------------  ------------
Pension plan obligation acquired...................................................     1,264,035     1,239,250     1,219,431
                                                                                     ------------  ------------  ------------
Subordinated notes payable.........................................................    91,613,067    84,978,349   135,263,663
                                                                                     ------------  ------------  ------------
Cumulative redeemable exchangeable preferred stock, par value $.10 per share,
  409,722 shares authorized, 313,889, 408,884 and 250,000 shares outstanding of
  which 41,667 at September 30, 1993 are reflected as current......................    30,023,100    37,717,790    20,833,333
                                                                                     ------------  ------------  ------------
Commitments and contingencies
Stockholders' equity (deficiency):
  Preferred stock--par value $.10 per share; 1,590,278, 5,000,000 and 5,000,000 shares authorized, none outstanding............................................
  Class A common stock--par value $.10 per share; 15,500,000, 40,000,000 and
    40,000,000 shares authorized, 10,180,558, 18,992,579 and 18,992,579 shares
outstanding........................................................................     1,018,056     1,899,258     1,899,258
  Class B common stock--par value $.10 per share; 6,500,000 shares authorized,
    3,034,060, 216,901and 216,901 shares outstanding (liquidation
    preference--$12,826,630, $1,236,336 and $1,236,336)............................       303,406        21,690        21,690
  Class C common stock--par value $.10 per share; 5,000,000 shares authorized,
    2,545,139 shares outstanding...................................................       254,514       254,514       254,514
  Additional paid-in capital.......................................................    12,550,522    54,462,132    54,416,259
  Deficit..........................................................................   (74,290,322)  (89,274,148) (118,606,298)
                                                                                     ------------  ------------  ------------
                                                                                      (60,163,824)  (32,636,554)  (62,014,577)
  Note receivable from stockholder.................................................    (1,280,000)   (1,280,000)   (1,280,000)
                                                                                     ------------  ------------  ------------
        Total stockholders' equity (deficiency)....................................   (61,443,824)  (33,916,554)  (63,294,577)
                                                                                     ------------  ------------  ------------
                                                                                     $220,010,460  $252,783,211  $216,904,276
                                                                                     ------------  ------------  ------------
                                                                                     ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                          NINE MONTHS ENDED SEPTEMBER
                                                    YEAR ENDED DECEMBER 31,                           30,
                                         ----------------------------------------------  ------------------------------
                                              1990            1991            1992            1992            1993
                                         --------------  --------------  --------------  --------------  --------------
                                                                                                  (UNAUDITED)
Net sales..............................  $  567,414,067  $  523,243,243  $  512,430,194  $  340,892,396  $  377,383,609
Cost of sales..........................     435,030,967     378,771,961     350,941,386     232,333,611     262,367,466
                                         --------------  --------------  --------------  --------------  --------------
       Gross profit....................     132,383,100     144,471,282     161,488,808     108,558,785     115,016,143
Selling, general and administrative
expenses...............................      80,596,935      79,427,873      83,407,680      59,768,363      68,270,664
Direct delivery expense................      25,479,485      25,007,204      26,756,585      18,053,267      20,909,602
Amortization of customer lists.........      25,570,792      24,839,983      23,496,438      17,469,592      18,236,229
Depreciation and amortization of plant
and equipment..........................       5,795,654       5,550,381       5,534,205       4,152,623       4,368,314
Amortization of deferred charges.......       4,946,043       5,185,113       5,363,321       4,054,427       4,136,435
Provision for supplemental benefit.....        --              --             1,973,728        --               193,122
                                         --------------  --------------  --------------  --------------  --------------
       Operating income (loss).........     (10,005,809)      4,460,728      14,956,851       5,060,513      (1,098,223)
Other income (expense):
  Interest expense.....................     (21,925,775)    (21,916,205)    (20,204,808)    (15,343,869)    (16,501,218)
  Interest income......................       1,024,871       1,187,676       1,582,885       1,316,376       1,354,068
  Gains (losses) on sales of fixed
assets.................................        (154,824)       (104,911)          8,297          (5,379)        (28,817)
  Other................................         (72,914)         60,147        (332,590)       (332,590)       --
                                         --------------  --------------  --------------  --------------  --------------
       Loss before income taxes........     (31,134,451)    (16,312,565)     (3,989,365)     (9,304,949)    (16,274,190)
Income taxes (benefit).................      (1,867,000)        250,000         400,000         218,000         218,000
                                         --------------  --------------  --------------  --------------  --------------
       Loss before extraordinary
item...................................     (29,267,451)    (16,562,565)     (4,389,365)     (9,522,949)    (16,492,190)
Extraordinary item--loss on early
extinguishment of debt.................        --              --              --              --              (867,110)
                                         --------------  --------------  --------------  --------------  --------------
  Net loss.............................  $  (29,267,451) $  (16,562,565) $   (4,389,365) $   (9,522,949) $  (17,359,300)
                                         --------------  --------------  --------------  --------------  --------------
                                         --------------  --------------  --------------  --------------  --------------
Net loss applicable to common stock....  $  (30,624,451) $  (19,854,648) $   (8,842,105) $  (13,579,607) $  (20,726,296)
Income (loss) before extraordinary item
  per common share
  Class A Common Stock.................          $(2.81)         $(1.64)          $(.81)         $(1.19)          $(.94)
  Class B Common Stock.................            1.70             .31            1.14             .86            1.41
  Class C Common Stock.................           (2.81)          (1.64)           (.81)          (1.19)           (.94)
Extraordinary loss per common share
  Class A Common Stock.................            $ --            $ --            $ --            $ --          $ (.04)
  Class B Common Stock.................              --              --              --              --              --
  Class C Common Stock.................              --              --              --              --            (.04)
Net income (loss) per common share:
  Class A Common Stock.................          $(2.81)         $(1.64)          $(.81)         $(1.19)          $(.98)
  Class B Common Stock.................            1.70             .31            1.14             .86            1.41
  Class C Common Stock.................           (2.81)          (1.64)           (.81)          (1.19)           (.98)
Weighted average number of common
  shares outstanding:
  Class A Common Stock.................      10,180,558      10,180,558      12,854,266      11,050,778      18,992,579
  Class B Common Stock.................       3,034,060       3,034,060       2,447,473       3,034,060         216,901
  Class C Common Stock.................       2,545,139       2,545,139       2,545,139       2,545,139       2,545,139

          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) YEARS ENDED DECEMBER 31, 1990, 1991 AND 1992 AND NINE MONTHS ENDED SEPTEMBER 30,
                                1993 (UNAUDITED)

                                                  COMMON STOCK
                     ----------------------------------------------------------------------
                             CLASS A                  CLASS B                CLASS C                                        NOTE
                     ------------------------  ---------------------  ---------------------  ADDITIONAL                  RECEIVABLE
                       NO. OF                    NO. OF                 NO. OF                 PAID-IN                      FROM
                       SHARES       AMOUNT       SHARES     AMOUNT      SHARES     AMOUNT      CAPITAL       DEFICIT     STOCKHOLDER
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
Balance at December
  31, 1989, as
previously
reported...........   12,725,697  $ 1,272,570   3,034,060  $ 303,406      --      $  --      $13,124,567  $(16,707,679) $(1,280,000)
Effect of exchange
  of Class C Common
  Stock for Class A
Common Stock.......   (2,545,139)    (254,514)                         2,545,139    254,514
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
Balance at December
  31, 1989, as
adjusted...........   10,180,558    1,018,056   3,034,060    303,406   2,545,139    254,514   13,124,567    (16,707,679) (1,280,000)
Net loss...........                                                                                         (29,267,451)
Cash dividends
declared and paid..                                                                                          (6,243,096)
Cash dividends
payable............                                                                                          (1,289,475)
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
Balance at December
  31, 1990.........   10,180,558    1,018,056   3,034,060    303,406   2,545,139    254,514   13,124,567    (53,507,701) (1,280,000)
Net loss...........                                                                                         (16,562,565)
Cash dividends
declared and paid..                                                                                          (3,927,446)
Cash dividends
payable............                                                                                            (292,610)
Redeemable
  preferred stock
issuance costs.....                                                                             (550,962)
Accretion of
  redeemable
preferred stock....                                                                              (23,083)
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
Balance at December
  31, 1991.........   10,180,558    1,018,056   3,034,060    303,406   2,545,139    254,514   12,550,522    (74,290,322) (1,280,000)
Net loss...........                                                                                          (4,389,365)
Cash dividends
declared and paid..                                                                                          (7,987,026)
Cash dividends
payable............                                                                                          (2,607,435)
Accretion of
  redeemable
preferred stock....                                                                             (194,740)
Class A Common
Stock issued.......    4,330,000      433,000                                                 47,197,000
Class A Common
  Stock exchanged
  for Class B
Common Stock.......    4,482,021      448,202  (2,817,159)  (281,716)                           (166,486)
Class A Common
  Stock issuance
  and exchange
  offer costs......                                                                           (4,924,164)
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
Balance at December
  31, 1992.........   18,992,579    1,899,258     216,901     21,690   2,545,139    254,514   54,462,132    (89,274,148) (1,280,000)
Net loss...........                                                                                         (17,359,300)
Cash dividends
declared and paid..                                                                                          (8,909,470)
Cash dividends
payable............                                                                                          (3,063,380)
Accretion of
  redeemable
preferred stock....                                                                              (45,873)
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
Balance at
  September 30,
1993...............   18,992,579  $ 1,899,258     216,901  $  21,690   2,545,139  $ 254,514  $54,416,259  $(118,606,298)$(1,280,000)
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------
                     -----------  -----------  ----------  ---------  ----------  ---------  -----------  -------------  -----------


                        TOTAL
                     ------------
Balance at December
  31, 1989, as
previously
reported...........  $ (3,287,136)
Effect of exchange
  of Class C Common
  Stock for Class A
Common Stock.......
                     ------------
Balance at December
  31, 1989, as
adjusted...........    (3,287,136)
Net loss...........   (29,267,451)
Cash dividends
declared and paid..    (6,243,096)
Cash dividends
payable............    (1,289,475)
                     ------------
Balance at December
  31, 1990.........   (40,087,158)
Net loss...........   (16,562,565)
Cash dividends
declared and paid..    (3,927,446)
Cash dividends
payable............      (292,610)
Redeemable
  preferred stock
issuance costs.....      (550,962)
Accretion of
  redeemable
preferred stock....       (23,083)
                     ------------
Balance at December
  31, 1991.........   (61,443,824)
Net loss...........    (4,389,365)
Cash dividends
declared and paid..    (7,987,026)
Cash dividends
payable............    (2,607,435)
Accretion of
  redeemable
preferred stock....      (194,740)
Class A Common
Stock issued.......    47,630,000
Class A Common
  Stock exchanged
  for Class B
Common Stock.......       --
Class A Common
  Stock issuance
  and exchange
  offer costs......    (4,924,164)
                     ------------
Balance at December
  31, 1992.........   (33,916,554)
Net loss...........   (17,359,300)
Cash dividends
declared and paid..    (8,909,470)
Cash dividends
payable............    (3,063,380)
Accretion of
  redeemable
preferred stock....       (45,873)
                     ------------
Balance at
  September 30,
1993...............  $(63,294,577)
                     ------------
                     ------------



          See accompanying notes to consolidated financial statements.

              PETROLEUM HEAT AND POWER CO., INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               NINE MONTHS ENDED SEPTEMBER
                                                            YEAR ENDED DECEMBER 31,                        30,
                                                  -------------------------------------------  ----------------------------
                                                      1990           1991           1992           1992           1993
                                                  -------------  -------------  -------------  -------------  -------------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net loss......................................  $ (29,267,451) $ (16,562,565) $  (4,389,365) $  (9,522,949) $ (17,359,300)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Amortization of customer lists..............     25,570,792     24,839,983     23,496,438     17,469,592     18,236,229
    Depreciation and amortization of plant and
equipment.......................................      5,795,654      5,550,381      5,534,205      4,152,623      4,368,314
    Amortization of deferred charges and debt
      discount..................................      4,988,415      5,223,354      5,394,397      4,078,537      4,148,045
    Provision for losses on accounts
receivable......................................      1,953,691      2,156,320      2,444,581      1,723,912      1,649,988
    Provision for supplemental benefit..........       --             --            1,973,728       --              193,122
    (Gain) loss on bond redemptions.............       --              (60,147)       332,590        332,590        867,110
    (Gain) loss on sales of fixed assets........        154,824        104,911         (8,297)         5,379         28,817
    Amortization of acquired pension plan
obligation......................................        (21,712)       (23,328)       (24,785)       (18,497)       (19,819)
    Decrease (increase) in accounts
receivable......................................     12,036,996      8,217,612     (6,994,519)    32,662,403     33,522,017
    Decrease (increase) in inventory............      7,398,733     12,509,679     (2,438,308)       519,311      2,941,246
    Decrease in income taxes receivable.........      3,078,781        668,000       --             --             --
    Decrease (increase) in prepaid expenses,
notes receivable and other current assets.......       (514,729)       279,716        (12,823)      (147,400)    (1,465,990)
    Decrease (increase) in other assets.........        (35,000)      (100,000)      (200,000)      (175,000)        10,000
    Increase (decrease) in accounts payable.....    (12,147,594)    (6,133,548)     2,360,312     (5,995,795)    (6,115,613)
    Increase (decrease) in customer credit
balances........................................      6,209,289      2,378,664       (822,574)     6,428,953      7,168,515
    Increase (decrease) in unearned service
contract revenue................................        938,660        104,643        823,902       (701,399)      (845,939)
    Decrease in deferred taxes..................     (1,520,000)      --             --             --             --
    Increase (decrease) in accrued expenses.....       (227,157)       461,857       (756,093)    (3,143,508)      (150,670)
                                                  -------------  -------------  -------------  -------------  -------------
         Net cash provided by operating
activities......................................     24,392,192     39,615,532     26,713,389     47,668,752     47,176,072
                                                  -------------  -------------  -------------  -------------  -------------
Cash flows used in investing activities:
  Acquisition of customer lists.................    (18,536,065)   (10,127,482)   (33,361,262)   (18,416,935)   (10,199,182)
  Increase in deferred charges..................     (8,958,281)    (2,570,234)    (1,800,647)    (1,045,225)    (3,047,753)
  Capital expenditures..........................     (6,486,285)    (4,146,765)   (14,509,037)    (5,377,188)    (4,309,984)
  Proceeds from sales of fixed assets...........        651,840        261,333        528,376        145,014        129,638
                                                  -------------  -------------  -------------  -------------  -------------
         Net cash used in investing
activities......................................    (33,328,791)   (16,583,148)   (49,142,570)   (24,694,334)   (17,427,281)
                                                  -------------  -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Proceeds from issuance of common stock........       --             --           47,630,000     47,630,000       --
  Costs of issuing and exchanging common
stock...........................................       --             --           (4,924,164)    (4,134,100)      --
  Net proceeds from issuance of redeemable
exchangeable preferred stock....................     15,000,000      4,449,055      7,499,950      7,499,950       --
  Net proceeds from issuance of subordinated
notes...........................................      5,000,000      5,700,000      6,800,000      6,800,000     48,067,642
  Repurchase of subordinated notes..............       --           (5,616,508)    (6,964,693)    (6,964,693)   (25,368,574)
  Net borrowings (reductions) under financing
arrangement.....................................      2,500,000    (19,250,000)    (7,750,000)   (39,750,000)   (32,000,000)
  Increase in Cash Collateral Account...........       --           (5,000,000)   (10,000,000)   (10,000,000)    (5,000,000)
  Decrease in other debt........................     (2,924,188)       (33,345)       (33,346)       (25,009)      (250,009)
  Principal payments under capital lease
obligations.....................................       (688,794)      (686,577)      (596,833)      (497,115)      (103,595)
  Cash dividends paid...........................     (7,631,158)    (5,216,921)    (8,279,636)    (5,840,187)   (11,516,905)
                                                  -------------  -------------  -------------  -------------  -------------
         Net cash provided by (used in)
financing activities............................     11,255,860    (25,654,296)    23,381,278     (5,281,154)   (26,171,441)
                                                  -------------  -------------  -------------  -------------  -------------
         Net increase (decrease) in cash........      2,319,261     (2,621,912)       952,097     17,693,264      3,577,350
Cash at beginning of year.......................      3,210,111      5,529,372      2,907,460      2,907,460      3,859,557
                                                  -------------  -------------  -------------  -------------  -------------
Cash at end of year.............................  $   5,529,372  $   2,907,460  $   3,859,557  $  20,600,724  $   7,436,907
                                                  -------------  -------------  -------------  -------------  -------------
                                                  -------------  -------------  -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Petroleum Heat and Power Co., Inc. (Petro) and its subsidiaries (the Company), each of which is wholly owned and, like Petro, is engaged in the retail distribution of home heating oil and propane in the Northeast. The Company currently operates in 26 major markets in the Northeast, including the metropolitan areas of Boston, New York City, Baltimore, Providence and Washington, D.C., serving approximately 421,000 customers in those areas. Credit is granted to substantially all of these customers with no individual account comprising a concentrated credit risk.

  Inventories

     Inventories are stated at the lower of cost or market using the first-in, first-out method. The components of inventories were as follows at the dates indicated:


                                                       DECEMBER 31,           SEPTEMBER 30,
                                              ------------------------------  --------------
                                                   1991            1992            1993
                                              --------------  --------------  --------------
Fuel oil....................................  $    6,447,306  $    8,151,053  $    4,919,040
Parts.......................................       6,843,691       7,578,252       7,869,019
                                              --------------  --------------  --------------
                                              $   13,290,997  $   15,729,305  $   12,788,059
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.


  Customer Lists and Deferred Charges



     Customer lists are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method with 90% of the cost amortized over six years and 10% of the cost amortized over 25 years.


     Deferred charges include goodwill, acquisition costs and payments related to covenants not to compete. The covenants are amortized using the straight-line method over the terms of the related contracts, acquisition costs are amortized using the straight-line method over a six-year period, while goodwill is amortized using the straight-line method over a twenty-five year period. Also included as deferred charges are the costs associated with the issuance of the Company's subordinated notes. Such costs are being amortized using the straight line method over the lives of the notes.


     The Company assesses the recoverability of intangible assets by comparing the carrying values of such intangibles to market values, where a market exists, supplemented by cash flow analyses to determine that the carrying values are recoverable over the remaining estimated lives of the intangibles through undiscounted future operating cash flows. When an intangible asset is deemed to be impaired, the amount of intangible impairment is measured based on market values, as available, or by projected operating cash flows, using a discount rate reflecting the Company's assumed average cost of funds.



  Customer Credit Balances


     Customer credit balances represent payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual fuel charges on a fixed monthly basis) in excess of actual deliveries billed.

  Unearned Service Contract Revenue

     Payments received from customers for burner service contracts are deferred and amortized into income over the terms of the respective service contracts, which generally do not exceed one year.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED)
  Income Taxes

     The Company files a consolidated Federal income tax return with its subsidiaries. When appropriate, deferred income taxes are provided to reflect the tax effects of timing differences between financial and tax reporting. Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS No. 109). (See Note 9)

  Pensions

     The Company funds accrued pension costs currently on its pension plans, all of which are noncontributory.

  Common Stock

     In July 1992, the holders of Class A Common Stock exchanged 2,545,139 shares of Class A Common Stock for 2,545,139 shares of Class C Common Stock (see note 6). All numbers of Class A and Class C Common Stock and related amounts have been retroactively adjusted in the accompanying financial statements to reflect such exchange.

  Earnings per Common Share

     Earnings per common share are computed utilizing the three class method based upon the weighted average number of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding, after adjusting the net loss for preferred dividends declared and the accretion of 1991 Redeemable Preferred Stock, aggregating $1,357,000, $3,292,000, $4,452,000, $4,057,000 and
$3,367,000 for the years ended 1990, 1991, 1992, and for the nine months ended September 30, 1992 and 1993, respectively. Fully diluted earnings per common share are not presented because the effect is not material or is antidilutive.

  Interim Financial Information

     The financial information as of September 30, 1993 and for the nine-month periods ended September 30, 1992 and September 30, 1993 is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the financial position, results of operations and changes in cash flows for the interim periods. Because of the seasonality of the business, the results for the nine months ended September 30, 1993 are not indicative of the results to be expected for the full year.

(2) PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment and their estimated useful lives were as follows at the indicated dates:


                                                       DECEMBER 31,           SEPTEMBER 30,
                                              ------------------------------  --------------      ESTIMATED
                                                   1991            1992            1993          USEFUL LIVES
                                              --------------  --------------  --------------  ------------------
Land........................................  $    1,404,565  $    1,469,065  $    1,519,065
Buildings...................................       6,442,729       7,151,142       7,482,228  20-45 years
Fleet and other equipment...................      31,931,137      38,507,056      39,248,389  3-17 years
Furniture and fixtures......................       8,927,844      10,784,419      12,332,105  5-7 years
Leasehold improvements......................       2,914,640       3,180,615       3,384,381  Terms of leases
                                              --------------  --------------  --------------
                                                  51,620,915      61,092,297      63,966,168
Less accumulated depreciation
  and amortization..........................      27,325,673      28,342,302      31,432,958
                                              --------------  --------------  --------------
                                              $   24,295,242  $   32,749,995  $   32,533,210
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(3) NOTES PAYABLE AND OTHER LONG-TERM DEBT

     Notes payable and other long-term debt, including working capital borrowings and current maturities of long-term debt, consisted of the following at the indicated dates:


                                                                            DECEMBER 31,           SEPTEMBER 30,
                                                                   ------------------------------  --------------
                                                                        1991            1992            1993
                                                                   --------------  --------------  --------------
Notes payable to banks under working capital borrowing
arrangements(a)(c)...............................................  $   39,750,000  $   32,000,000  $     --
Notes payable in connection with the acquisition
  of Whale Oil Corp., due on June 1, 1994 with interest at the
rate of 9% per annum(b)(c).......................................      50,000,000      50,000,000      50,000,000
Amounts payable in connection with the purchase
  of a fuel oil dealer, due in monthly installments with interest at 6% per annum, maturing June 1, 1996
  (see note 10)..................................................         147,095         113,749          88,740
                                                                   --------------  --------------  --------------
                                                                       89,897,095      82,113,749      50,088,740
Less current maturities, including working capital borrowings....      39,783,345      32,033,345      27,533,345
                                                                   --------------  --------------  --------------
                                                                   $   50,113,750  $   50,080,404  $   22,555,395
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

- -----------------------------

(a) Pursuant to a Credit Agreement, dated December 31, 1992 as restated and amended (Credit Agreement), the Company may borrow up to $75 million under a revolving credit facility with a sublimit under a borrowing base established each month. Amounts borrowed under the revolving credit facility are subject to a 45 day clean-up requirement prior to September 30 of each year and the revolver portion of the facility terminates on June 30, 1996. The credit agreement includes a letter of credit facility, which expires on October 20, 1994 pursuant to which the Company may open letters of credit in the aggregate amount of $20 million to support the Company's obligation to redeem equity securities issued in acquisitions. No such letters of credit are currently outstanding. The Company's ability to incur revolving credit loans is reduced to the extent that the amount of such letters of credit exceed $10 million. As collateral for the financing arrangement, the Company granted to the lenders a security interest in the customer lists, trademarks and trade names owned by the Company, including the proceeds therefrom.

     Interest on borrowings is payable monthly and is based upon the floating rate selected at the option of the Company of either the Eurodollar Rate (as defined below) or the Alternate Base Rate (as defined below), plus 125 to 175 basis points on Eurodollar Loans or 0 to 50 basis points on Alternative Base Rate Loans, based upon the ratio of Consolidated Operating Profit to Interest Expense (as defined in the Credit Agreement). The Eurodollar Rate is the prevailing rate in the Interbank Eurodollar Market adjusted for reserve requirements. The Alternate Base Rate is the greater of (i) the prime rate or base rate of Chemical Bank in effect or (ii) the Federal Funds Rate in effect plus 1/2 of 1%. At December 31, 1992, the rate on the working capital borrowings was 5.4%. The Company pays a facility fee of 0.375% on the unused portion of the revolving credit facility. Compensating balances equal to 5.0% of the average amount outstanding during the relevant period are also required under the agreement.

(b) On July 22, 1987, Maxwhale Corp. (Maxwhale), a wholly owned subsidiary of Petro, acquired certain assets of Whale Oil Corp. for $50 million. The purchase price was paid by the issuance of $50 million of 9% notes due June 1, 1994. The notes are nonrecourse to Petro, but are secured by letters of credit issued by certain banks pursuant to the Credit Agreement. Maxwhale pays a fee on
                                         (Footnotes continued on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(3) NOTES PAYABLE AND OTHER LONG-TERM DEBT-- (CONTINUED)

(Footnotes continued from preceding page) these letters of credit, calculated at a range of 1.75% to 2.25% on $50 million less the balance maintained in a Cash Collateral Account, plus 0.25% on the Cash Collateral Account balance. Petro has fully guaranteed these letters of credit. The Maxwhale customer list is pledged pursuant to a security agreement in favor of the banks.

Under the Credit Agreement, the Company is required to make annual deposits into a Cash Collateral Account to secure the outstanding letters of credit. The first such deposit of $5 million was made on June 15, 1991 with additional deposits of $10 million occurring on April 1, 1992 and $5 million on May 15, 1993. An additional deposit of $7.5 million is required to be made on May 15, 1994. A term loan commitment is available under the Credit Agreement to refinance the balance due on the Maxwhale Note in excess of the Cash Collateral Account. Interest on the term loan, if the commitment is exercised, will be calculated either at the Alternate Base Rate, plus 25 to 75 basis points or the Eurodollar Rate plus 225 to 275 basis points, based upon the ratio of Consolidated Operating Profit to Interest Expense (as defined in the Credit Agreement). However, the Company's intention is to repay the Maxwhale Notes from the proceeds of the Offering, allowing the $20.0 million in the Cash Collateral Account to become unrestricted.

(c) The customer lists, trademarks and tradenames pledged to the banks under the Credit Agreement are carried on the September 30, 1993 balance sheet at $78,056,096. Under the terms of the Credit Agreement, the Company is required, among other things, to maintain certain minimum levels of cash flow, as well as certain ratios on consolidated debt. In the event of noncompliance with certain of the covenants, the banks have the right to
    declare all amounts outstanding under the loans to be     due and payable
    immediately.

     Aggregate annual maturities of the long-term debt outstanding at December 31, 1992, including working capital borrowings, but excluding Cash Collateral Account requirements, and assuming the term loan commitment as mentioned in the last paragraph of (b) above is exercised, are as follows:


                            YEAR ENDED
                           DECEMBER 31,
- ------------------------------------------------------------------
  1993............................................................  $   32,033,000
  1994............................................................      27,533,000
  1995............................................................       7,533,000
  1996............................................................       7,515,000
  1997............................................................       7,500,000

(4) LEASES AND CAPITAL LEASE OBLIGATIONS

     The Company is obligated under various capital leases entered into during 1988 and 1989 for service vans. The leases expired in 1993 and were renewed on a month to month basis thereafter. The gross amounts of fleet and other equipment and related accumulated amortization recorded under the capital leases were as follows at the dates indicated:


                                                                   DECEMBER 31,          SEPTEMBER 30,
                                                           ----------------------------  -------------
                                                               1991           1992           1993
                                                           -------------  -------------  -------------
Fleet and other equipment................................  $   2,701,658  $   2,701,658   $ 2,701,658
Less accumulated amortization............................      2,001,230      2,598,063     2,701,658
                                                           -------------  -------------  -------------
                                                           $     700,428  $     103,595   $   --
                                                           -------------  -------------  -------------
                                                           -------------  -------------  -------------

     Amortization of assets held under capital leases is included with depreciation expense.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(4) LEASES AND CAPITAL LEASE OBLIGATIONS-- (CONTINUED)
     The Company also leases real property and equipment under noncancelable operating leases which expire at various times through 2008. Certain of the real property leases contain renewal options and require the Company to pay property taxes.

     Future minimum lease payments for all operating leases (with initial or remaining terms in excess of one year), and the present value of future minimum capital lease obligations as of December 31, 1992, are as follows:


                               YEAR ENDING                                    CAPITAL      OPERATING
                               DECEMBER 31,                                   LEASES         LEASES
- --------------------------------------------------------------------------  -----------  --------------
  1993....................................................................  $   109,594  $    3,126,000
  1994....................................................................      --            2,831,000
  1995....................................................................      --            2,491,000
  1996....................................................................      --            1,659,000
  1997....................................................................      --            1,083,000
  Thereafter..............................................................      --            4,426,000
                                                                            -----------  --------------
       Total minimum lease payments.......................................      109,594  $   15,616,000
                                                                                         --------------
                                                                                         --------------
  Less amount representing interest (at rates ranging from 9.50% to
10.75%)...................................................................        5,999
                                                                            -----------
     Present value of net minimum capital lease obligations...............  $   103,595
                                                                            -----------
                                                                            -----------

     Rental expense under operating leases for the years ended December 31, 1990, 1991, and 1992 was $4,787,000, $4,916,000, and $4,448,000 respectively, and for the nine months ended September 30, 1992 and 1993 was $3,314,000 and $3,877,000, respectively.

(5) SUBORDINATED NOTES PAYABLE

     Subordinated notes payable, net of unamortized original discounts, at the dates indicated, consisted of:


                                                                              DECEMBER 31,             SEPTEMBER 30,
                                                                    --------------------------------  ----------------
                                                                         1991             1992              1993
                                                                    --------------  ----------------  ----------------
11.40% Subordinated Notes due July 1, 1993(a)(b)..................  $   12,389,105  $     12,400,373  $      --
14.275% Subordinated Notes due October 1, 1995(b).................      19,227,962        12,478,349         --
11.85%, 12.17%, and 12.18% Subordinated Notes due October 1,
1998(c)...........................................................      60,000,000        60,000,000        60,000,000
14.10% Subordinated Notes due January 15, 2001(d).................       5,700,000        12,500,000        12,500,000
Subordinated Notes due March 1, 2000(e)...........................        --               --               12,763,663
10 1/8% Subordinated Notes due April 1, 2003(f)...................        --               --               50,000,000
                                                                    --------------  ----------------  ----------------
                                                                        97,317,067        97,378,722       135,263,663
Less current maturities..........................................]       5,704,000        12,400,373         --
                                                                    --------------  ----------------  ----------------
                                                                    $   91,613,067  $     84,978,349  $    135,263,663
                                                                    --------------  ----------------  ----------------
                                                                    --------------  ----------------  ----------------

- -----------------------------
(a) On July 2, 1984, the Company sold $20,000,000 of subordinated notes at an original discount of approximately $150,000. These notes (11.40% Notes) bore interest at 11.40% and were redeemable at the Company's option in whole, at any time, or in part, from time to time, at a redemption price of 101.5% of principal amount through June 30, 1993. Interest was payable quarterly.

                                         (Footnotes continued on following page)

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(5) SUBORDINATED NOTES PAYABLE-- (CONTINUED)
(Footnotes continued from preceding page)

(b) On October 8, 1985, the Company sold $25,000,000 of subordinated fixed rate notes at an original discount of approximately $330,000. These notes (14.275% Notes) bore interest at 14.275% and were redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate of approximately 3.7%, which declined on October 1, 1992 to approximately 2.0% until October 1, 1993, when the 14.275% Notes were redeemable at par.
In April 1991, the Company purchased $5,519,000 and $376,000 face value of its 11.40% Notes and 14.275% Notes, respectively, for an aggregate of $5,617,000.
    Unamortized deferred charges and bond discounts of $218,000 associated with the issuances of the 11.40% Notes and the 14.275% Notes were written off upon the repurchase of the debt. The Company included a gain of $60,000 in 1991 on these repurchases and included such gain in other income. In March 1992, the Company purchased $2,445,000 of the 14.275% Notes at par. Unamortized deferred charges and bond discounts of $62,000 associated with the issuance of these notes were written off on the repurchase of the debt in March 1992. On May 15, 1992 the Company purchased $4,355,000 of the 14.275% Notes at a premium of 3.7%. Unamortized deferred charges and bond discounts of $106,000 associated with the issuance of these Notes were written off on the repurchase of the debt in May 1992. The Company included a loss of $333,000 in 1992 on these repurchases and included such loss in other expenses. In May 1993, the Company repurchased all of its outstanding 11.40% Subordinated Notes due July 1, 1993 having a face amount of $12,430,000, at a redemption price of 101.5% of face value for an aggregate of approximately $12.6 million and repurchased all of its outstanding 14.275% Subordinated Notes due October 1, 1995 having a face amount of $12,524,000, at a redemption price of 102.0% of face value for an aggregate of approximately $12.8 million. Unamortized deferred charges and bond discounts of $447,000 associated with the issuance of these Notes were written off on the repurchase of the debt in May 1993. The Company recorded an extraordinary loss of $867,000 as a result of the early retirement of this debt.
(c) On September 1, 1988, the Company authorized the issuance of $60,000,000 of Subordinated Notes due October 1, 1998 bearing interest payable semiannually on the first day of April and October. The Company issued $40,000,000 of such notes on October 14, 1988 bearing interest at the rate of 11.85% per annum, $15,000,000 of such notes on March 31, 1989 bearing interest at the rate of 12.17% per annum and $5,000,000 of such notes on May 1, 1990 bearing interest at the rate of 12.18% per annum. All such notes are redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate as defined.
(d) On January 15, 1991, the Company authorized the issuance of $12,500,000 of 14.10% Subordinated Notes due January 15, 2001 bearing interest payable quarterly on the fifteenth day of April, July, October and January. The Company issued $5,700,000 of such notes in April 1991 and $6,800,000 in March 1992. The notes are redeemable at the option of the Company, in whole or in part, from time to time, upon payment of a premium rate as defined. On each January 15, commencing 1996 and ending January 15, 2000, the Company is required to prepay $2,100,000 of the Notes. The remaining principal of $2,000,000 is due on January 15, 2001. No premium is payable in connection with these required payments.
(e) In March 1993, the Company issued $12,764,000 of Subordinated Notes due March 1, 2000 in exchange for an equal amount of 1991 Redeemable Preferred Stock. The Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that it was permitted to incur Funded Debt. Under the applicable provisions of the Company's debt agreements, the Company was allowed to incur Funded Debt in the first quarter of 1993 and as such, was required to enter into the exchange. These notes call for interest payable monthly based on the sum of LIBOR plus 9.28% At September 30, 1993, LIBOR was 3.1875%
(f) On April 6, 1993, the Company issued $50.0 million of 10 1/8% Subordinated Notes due April 1, 2003. These Notes are redeemable at the Company's option, in whole or in part, at any time on or after April 1, 1998 upon payment of a premium rate as defined. Interest is payable semiannually on the first day of April and October.

     Expenses connected with the above six offerings, and amendments thereto, amounted to approximately $8,057,000. At December 31, 1991, 1992 and September 30, 1993, the unamortized balances

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(5) SUBORDINATED NOTES PAYABLE-- (CONTINUED) relating to notes then outstanding amounted to approximately $2,350,000, $1,675,000 and $3,172,000, respectively, and such balances are included in deferred charges.

     With the repurchase in 1993 of the $24.9 million outstanding 14.275% and 11.40% Notes with a portion of the proceeds of the 10 1/8% Subordinated Notes, there are no other annual maturities for each of the next five years as of December 31, 1992 except for the required prepayments of $2,100,000 in 1996 and 1997 for the 14.10% Subordinated Notes.

(6) COMMON STOCK AND COMMON STOCK DIVIDENDS

     The Company's outstanding Common Stock consists of Class A Common Stock, Class B Common Stock and Class C Common Stock, each with various designations, rights and preferences. In 1992, the Company restated and amended its Articles of Incorporation increasing the authorized shares of Class A Common Stock to 40,000,000 and authorizing 5,000,000 shares of Class C Common Stock, $.10 par value. On July 29, 1992, the holders of Class A Common Stock exchanged pro rata 2,545,139 shares of Class A Common Stock for 2,545,139 shares of Class C Common Stock. The financial statements, as well as the table below, give retroactive effect to this exchange.

     Holders of Class A Common Stock and Class C Common Stock have identical rights, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class C Common Stock are entitled to ten votes per share. Holders of Class B Common Stock do not have voting rights, except as required by law, or in certain limited circumstances.

     Holders of Class B Common Stock are entitled to receive, as and when declared by the Board of Directors, Special Dividends equal to .000001666% per share per quarter of the Company's Cash Flow, as defined, for its prior fiscal year. For purposes of computing Special Dividends, Cash Flow represents the sum of (i) consolidated net income, plus (ii) depreciation and amortization of plant and equipment, and (iii) amortization of customer lists and restrictive covenants. Special Dividends are cumulative and are payable quarterly. If not paid, dividends on any other class of stock may not be paid until all Special Dividends in arrears are declared and paid.

     The Company may, in its sole discretion, terminate the payment of the Special Dividends if all Special Dividends have then been paid or duly provided for. If the Company exercises its right to terminate the Special Dividends, it must give notice to the holders of Class B Common Stock not less than 30 days nor more than 60 days prior to the date fixed for termination. In such event, the Special Dividends will terminate on the date specified in the notice (the Parity Date). Each holder of Class B Common Stock will then have a period of 60 days from the date of the notice to elect to require the Company to purchase all or part of such holder's Class B Common Stock at a price of $17.50 per share, as adjusted for stock splits, reclassifications and the like, plus all accrued and unpaid Special Dividends to the date of purchase, or to elect to retain such holder's Class B Common Stock. After the Parity Date, no dividends will be paid to the holders of Class B Common Stock until the holders of Class A Common Stock and Class C Common Stock receive dividends equal to the Common Stock Allocation, as defined.

     On July 29, 1992 and September 2, 1992, the Company sold an aggregate of 4,330,000 shares of its Class A Common Stock in a Public Offering at an initial offering price of $11.00 per share. The Class A Common Stock is listed on the Nasdaq National Market under the symbol "HEAT".

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(6) COMMON STOCK AND COMMON STOCK DIVIDENDS-- (CONTINUED)

     On September 17, 1992 the Company commenced an Exchange Offer (Exchange Offer) for all of the outstanding shares of its Class B Common Stock, pursuant to which each holder of Class B Common Stock who validly tendered a share of Class B Common Stock for exchange was entitled to receive 1.591 shares of Class A Common Stock. The Exchange Offer expired on October 16, 1992 and, as a result, 2,817,159 shares of Class B Common Stock (92.8% of the total then outstanding) were exchanged for 4,482,021 shares of Class A Common Stock.

     The following table summarizes the cash dividends declared on Common Stock and the cash dividends declared per common share for the periods indicated:

                                                                                                NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,                 END SEPTEMBER 30,
                                           -------------------------------------------  ----------------------------
                                               1990           1991           1992           1992           1993
                                           -------------  -------------  -------------  -------------  -------------
Cash dividends declared
  Class A................................  $     814,000  $    --        $   3,157,000  $   1,020,000  $   7,360,000
  Class B................................      5,157,000        952,000      2,715,000      2,601,000        306,000
  Class C................................        204,000       --              465,000        179,000        986,000
Cash dividends declared per share
  Class A................................  $        0.08  $    --        $        0.18  $        0.07  $        0.39
  Class B................................           1.70           0.31           1.14           0.86           1.41
  Class C................................           0.08       --                 0.18           0.07           0.39

     Under the Company's most restrictive dividend limitation, $14.2 million was available at December 31, 1992 for the payment of dividends on all classes of Common Stock.

     In the event of liquidation of the Company, each outstanding share of Class B Common Stock would be entitled to a distribution equal to its share of all accrued and unpaid Special Dividends, without interest, plus $5.70 per share, before any distribution is made with respect to the Class A or Class C Common Stock. Thereafter, each share of Class B Common Stock and each share of Class A and Class C Common Stock would participate equally in all liquidating distributions, subject to the rights of the holders of the Cumulative Redeemable Exchangeable Preferred Stock. The aggregate liquidation preference on the Class B Common Stock at December 31, 1992 amounted to an aggregate of $1,236,336.

(7) CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK

     The Company entered into agreements dated as of August 1, 1989 with John Hancock Mutual Life Insurance Company and Northwestern Mutual Life Insurance Company to sell up to 250,000 shares of its Redeemable Preferred Stock, par value $.10 per share, at a price of $100 per share, which shares are exchangeable into Subordinated Notes due August 1, 1999 (1999 Notes). The Company sold 50,000 shares of the Redeemable Preferred Stock in August 1989, 50,000 shares in December 1989 and 150,000 shares in May 1990. The Redeemable Preferred Stock issued in August 1989 calls for dividends of $12 per share, while the stock issued in December 1989 and May 1990 calls for dividends of $11.84 and $12.61 per share, respectively. The shares of the Redeemable Preferred Stock are exchangeable in whole, or in part, at the option of the Company, for 1999 Notes.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(7) CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK-- (CONTINUED)
     On August 1, 1994, and on August 1 of each year thereafter, so long as any of the shares of Redeemable Preferred Stock remain outstanding, one-sixth of the number of originally issued shares of each series of Redeemable Preferred Stock outstanding less the number of shares of such series previously exchanged for 1999 Notes, are to be redeemed, with the final redemption of remaining outstanding shares occurring on August 1, 1999. The redemption price is $100 per share plus all accrued and unpaid dividends to such August 1.

     The Company entered into an agreement dated September 1, 1991 with United States Leasing International Inc. to sell up to 159,722 shares of its 1991 Redeemable Preferred Stock, par value $.10 per share, at an initial price of $78.261 per share, which shares are exchangeable into Subordinated Notes due March 1, 2000 (2000 Notes). The Company sold 63,889 shares of the Redeemable Preferred Stock in September 1991 at $78.261 per share and 94,995 shares in March 1992 at $78.951 per share, the accreted value of the initial price. The holders of the shares of 1991 Preferred Stock were entitled to receive monthly dividends based on the annual rate of the sum of LIBOR plus 4.7%.


     In March 1993, the Company issued $12,763,663 of 2000 Notes in exchange for all of the 1991 Redeemable Preferred Stock (see Note No. 5). The Company issued the 1991 Redeemable Preferred Stock under an agreement which required the Company to redeem the 1991 Redeemable Preferred Stock as soon as, and to the extent that it was permitted to incur Funded Debt. Under the applicable provisions of the Company's debt agreements, the Company was allowed to incur Funded Debt in the first quarter of 1993 and as such, was required to enter into the exchange.


     Preferred dividends of $1,357,000 in the aggregate were declared in 1990 on the Redeemable Preferred Stock. Preferred dividends of $3,269,000 were declared on all classes of preferred stock in 1991, while preferred dividends of $4,258,000 were declared on all classes of preferred stock in 1992. For the nine months ended September 30, 1992 and 1993, Preferred Dividends of $3,922,000 and $3,321,000 respectively, were declared on all classes of preferred stock.

     Aggregate annual maturities for all classes of Redeemable Preferred Stock for each of the next five years, are as follows as of December 31, 1992:

1993..........................................................................  $    --
1994..........................................................................      4,167,000
1995..........................................................................      4,167,000
1996..........................................................................      4,167,000
1997..........................................................................      4,167,000

(8) PENSION PLANS

     The Company has several noncontributory defined contribution and defined benefit pension plans covering substantially all of its nonunion employees. Benefits under the defined benefit plans are generally based on years of service and each employee's compensation, while benefits under the defined contribution plans are based solely on compensation. Pension expense under all plans for the years ended December 31, 1990, 1991 and 1992 was $2,964,000, $2,774,000 and
$2,447,000, respectively, net of amortization of the pension obligation acquired.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(8) PENSION PLANS-- (CONTINUED)
     The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's balance sheets at the indicated dates:


                                                                                           DECEMBER 31,
                                                                                 --------------------------------
                                                                                      1991             1992
                                                                                 ---------------  ---------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligations including vested benefits of $16,768,633 and
$18,409,871....................................................................  $    17,122,268  $    18,790,759
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------
Projected benefit obligation...................................................  $   (20,079,225) $   (21,715,790)
Plan assets at fair value (primarily listed stocks and bonds)..................       16,097,127       16,581,099
                                                                                 ---------------  ---------------
Projected benefit obligation in excess of plan assets                                 (3,982,098)      (5,134,691)
Unrecognized net loss from past experience different from the assumed and
effects of changes in assumptions..............................................        2,192,311        3,645,967
Unrecognized net transitional obligation.......................................          666,004          606,394
Unrecognized prior service cost due to plan amendments.........................          748,706          674,044
Additional liability...........................................................       (1,060,942)      (2,133,731)
                                                                                 ---------------  ---------------
Accrued pension cost for defined benefit plans included in accrued
expenses--pension..............................................................  $    (1,436,019) $    (2,342,017)
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

     Net pension cost for defined benefit plans for the periods indicated included the following components:


                                                                                YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                          1990           1991            1992
                                                                      -------------  -------------  --------------
Service cost-benefits earned during the period......................  $   1,109,837  $   1,154,607  $    1,162,736
Interest cost on projected benefit obligation.......................      1,598,584      1,665,229       1,781,444
Actual return on assets.............................................       (325,861)    (2,515,808)     (1,248,604)
Net amortization and deferral of gains and losses...................       (896,750)     1,471,819         (71,885)
                                                                      -------------  -------------  --------------
     Net periodic pension cost for defined benefit plans............  $   1,485,810  $   1,775,847  $    1,623,691
                                                                      -------------  -------------  --------------
                                                                      -------------  -------------  --------------

     Assumptions used in the above accounting were:

Discount rate.....................................................................       8.5%
Rates of increase in compensation levels..........................................         6%
Expected long-term rate of return on assets.......................................        10%

     In addition to the above, the Company made contributions to union-administered pension plans during the years ended December 31, 1990, 1991 and 1992 of $2,418,000, $2,365,000 and $2,442,000, respectively.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(8) PENSION PLANS-- (CONTINUED)
     In connection with the purchase of shares of a predecessor company as of January 1, 1979 by a majority of the Company's present holders of Class C Common Stock, the Company assumed a pension liability in the aggregate amount of $1,512,000, as adjusted, representing the excess of the actuarially computed present value of accumulated vested plan benefits over the net assets available for such benefits. Such liability, which amounted to $1,239,250 at December 31, 1992, is being amortized over 40 years.

     Under a 1992 supplemental benefit agreement, Malvin P. Sevin, the Company's chairman and co-chief executive officer, was entitled to receive $25,000 per month for a period of 120 months following his retirement. In the event of his death, his designated beneficiary is entitled to receive such benefit. The expense related to this benefit was being accrued over the estimated remaining period of Mr. Sevin's employment. Mr. Sevin passed away in December 1992, prior to his retirement. The accrual for such benefit payable was accelerated at December 31, 1992 to $1,974,000, the present value (using a discount rate of 9%) of the payments now payable to his beneficiary, which payments commenced in January 1993.

     During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standard No. 106 ("SFAS No. 106"), "Employers' Accounting for Post Retirement Benefits Other Than Pensions." This statement requires that the expected cost of post retirement benefits be fully accrued by the first date of full benefit eligibility, rather than expensing the benefit when payment is made. As the Company generally does not provide for post retirement benefits, other than pensions, the adoption of the new statement did not have any material effect on the Company's financial condition or results of operations.

(9) INCOME TAXES

     Income tax expense (benefit) was comprised of the following for the indicated years:


                                                                                            NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                               ----------------------------------------  ------------------------
                                                    1990          1991         1992         1992         1993
                                               --------------  -----------  -----------  -----------  -----------
Current:
  Federal....................................  $     (668,000) $   --       $   --       $   --       $   --
  State......................................         321,000      250,000      400,000      218,000      218,000
  Deferred...................................      (1,520,000)     --           --           --           --
                                               --------------  -----------  -----------  -----------  -----------
                                               $   (1,867,000) $   250,000  $   400,000  $   218,000  $   218,000
                                               --------------  -----------  -----------  -----------  -----------
                                               --------------  -----------  -----------  -----------  -----------

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(9) INCOME TAXES-- (CONTINUED)
     Deferred income tax expense results from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effects of each were as follows:


                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                             1990           1991          1992
                                                                        --------------  ------------  ------------
Excess of tax over book (book over tax) depreciation..................  $      377,000  $   (114,000) $    (11,000)
Excess of book over tax vacation expense..............................        (223,000)     (223,000)       (3,000)
Excess of book over tax bad debt expense..............................          (3,000)      (74,000)     (165,000)
Excess of book over tax supplemental benefit expense..................        --             --           (671,000)
Deferred service contracts............................................          66,000        66,000        66,000
Other, net............................................................         (97,000)       36,000        50,000
Recognition of tax benefit of net operating loss to the extent of
  current and previously recognized timing differences................      (1,640,000)      --            --
Deferred tax assets not recognized....................................        --             309,000       734,000
                                                                        --------------  ------------  ------------
                                                                        $   (1,520,000) $    --       $    --
                                                                        --------------  ------------  ------------
                                                                        --------------  ------------  ------------

     For Federal income tax reporting purposes, the Company carried back its 1990 loss to prior years to recover taxes previously paid in the amount of $668,000. Total income tax expense (benefit) amounted to ($1,867,000) for 1990, $250,000 for 1991, and $400,000 for 1992. The Company's federal income tax returns have been examined by the Internal Revenue Service through the year ended December 31, 1990. The following reconciles the effective tax (benefit) rates to the "expected" statutory rates for the years indicated:


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1990       1991       1992
                                                                                 ---------  ---------  ---------
Computed "expected" tax (benefit) rate.........................................      (34.0)%     (34.0)%     (34.0)%
Reduction (increase) of income tax benefit resulting from:
     Net operating loss carryback limitation...................................       27.0       34.0       34.0
     State income taxes, net of Federal income tax benefit.....................        0.9        1.5       10.0
     Other.....................................................................        0.1     --         --
                                                                                 ---------  ---------  ---------
                                                                                      (6.0)%       1.5%      10.0%
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

     During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement requires that deferred income taxes be recorded following the liability method of accounting and adjusted periodically when income tax rates change. Adoption of the new Statement did not have any effect on the Company's financial condition or results of operations since the Company did not carry any deferred tax accounts on its balance sheet at December 31, 1992 and any net deferred assets set up as a result of applying FAS No. 109 have been fully reserved.

     Under SFAS No. 109, as of January 1, 1993, the Company had net deferred tax assets of approximately $14.6 million subject to a valuation allowance of approximately $14.6 million. The

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(9) INCOME TAXES-- (CONTINUED)
components of and changes in the net deferred tax assets and the changes in the related valuation allowance for the first nine months of 1993 using current rates were as follows (in thousands):


                                                                                         DEFERRED
                                                                             JANUARY 1,   EXPENSE   SEPTEMBER 30,
                                                                                1993     (BENEFIT)      1993
                                                                             ----------  ---------  -------------
Federal book net operating loss carryforwards..............................  $   14,873  $   5,902   $    20,775
Excess of tax over book depreciation.......................................      (2,472)      (120)       (2,592)
Excess of book over tax vacation expense...................................       1,042         15         1,057
Excess of book over tax supplemental benefit expense.......................         671        (20)          651
Excess of book over tax bad debt expense...................................         440        (50)          390
Other, net.................................................................          76        (30)           46
                                                                             ----------  ---------  -------------
                                                                                 14,630      5,697        20,327
Valuation allowance........................................................     (14,630)    (5,697)      (20,327)
                                                                             ----------  ---------  -------------
                                                                             $   --      $  --       $   --
                                                                             ----------  ---------  -------------
                                                                             ----------  ---------  -------------

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's recent history of annual net losses, that a full valuation allowance is appropriate.

     At December 31, 1992, the Company had the following income tax carryforwards for federal tax reporting purposes (in thousands):


EXPIRATION
  DATE                                                                AMOUNT
- -------------------------------------------------------------------  ---------
2005...............................................................  $  26,651
2006...............................................................     15,012
2007...............................................................      1,367
                                                                     ---------
                                                                     $  43,030
                                                                     ---------
                                                                     ---------

(10) RELATED PARTY TRANSACTIONS

     In connection with the acquisition of customer lists, equipment and other assets of previously unaffiliated fuel oil businesses, the Company entered into lease agreements covering certain vehicles with individuals, including certain stockholders, directors and executive officers. These leases are currently on a month-to-month basis, on terms comparable with leases from unrelated parties. Annual rentals under these leases are approximately $150,000.

     During 1981, the Company acquired the customer list, equipment and accounts receivable of a fuel oil business from two individuals, one of whom is, and the other of whom was, prior to his death, stockholders, directors and executive officers of the Company. The purchase price was approximately $1,233,000, of which $733,000 was paid at the closing and the balance was financed through the issuance of a $500,000, 6%, 15-year term note secured by property of the Company. The unpaid balance of this note at September 30, 1993 was $88,740 (see note 3).

     On November 6, 1985, the Company sold a building to certain related parties for $660,000, the same price the Company originally paid for the property in June 1984 and which was also the facility's independently appraised fair market value. The parties then leased the facility back to the Company pursuant to a ten-year agreement providing for rentals of $90,000 per annum plus escalation and taxes.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS-- (CONTINUED)
     Until 1985, the Company occupied a certain building under a lease agreement with an unaffiliated lessor. The lease was accounted for as a capital lease and, as such, the capitalized leased asset and obligation were included on the Company's balance sheet. In November 1985, pursuant to a competitive bidding process, the Company purchased the building from the landlord for $1,500,000. The building was resold for $1,500,000 in December 1985 to certain related parties, some of whom are stockholders, directors and executive officers of the Company. These related parties are leasing the building to the Company under a lease agreement which calls for rentals of $315,000 per annum (which was the independently appraised lease rental) plus escalations, and which expires in 1995.

     In October 1986, Irik P. Sevin purchased 161,313 shares of Class A Common Stock and 40,328 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) of the Company for $1,280,000 (which was the fair market value as established by the Pricing Committee pursuant to the Stockholders' Agreement described below). The purchase price was financed by a note originally due December 31, 1989, but which has been extended to December 31, 1993. The note was amended in 1991 to increase the principal amount by $152,841, the amount of interest due from October 22, 1990 through December 31, 1991 and to change the interest rate on the note effective January 1, 1992 from 10% per annum to the LIBOR rate in effect for each month plus 0.75%. The note was amended again in 1992 to increase the principal amount by $66,537, the amount of interest due from January 1, 1992 through December 31, 1992. At any time prior to the due date of the note, Mr. Sevin has the right to require the Company to repurchase all or any of these shares (as adjusted for stock splits, dividends and the like) for $6.35 per share (the Put Price), provided, however, that Mr. Sevin may retain all shares of Class B Common Stock issued as stock dividends on the shares without adjustments to the Put Price. In December 1986, 50,410 shares of Class B Common Stock were issued as a stock dividend with respect to these shares, which shares were exchanged in October 1992 for 80,202 Class A Common Shares pursuant to the Exchange Offer discussed in Note 6. Upon the repurchase of the shares, the Company has agreed to issue an eight-year option to Mr. Sevin to purchase a like number of shares at the Put Price. Mr. Sevin has entered into an agreement with the Company that he will not sell or otherwise transfer to a third party any of the shares of Class A Common Stock or Class C Common Stock received pursuant to this transaction until the note has been paid in full.

     In November 1986, the Company issued stock options to purchase 30,000 shares and 20,000 shares, of the Class A Common Stock of the Company to Irik P. Sevin and Malvin P. Sevin, respectively, subject to adjustment for stock splits, stock dividends, and the like, upon the successful completion of a public offering of at least 10% of the common stock of the Company. Such a public offering was completed in December 1986. The option price for the shares of Class A Common Stock was $20 per share. The options, which expire on November 30, 1994, are nontransferrable. As a result of stock dividends in the form of Class A Common Stock and Class B Common Stock declared by the Company in December 1986, the exchange of Class C Common Stock for Class A Common Stock in July 1992, and special antidilution adjustments, the options held by Irik P. Sevin now apply to 89,794 shares of Class A Common Stock and 22,448 shares of Class C Common Stock and the options held by Malvin P. Sevin now apply to 59,862 shares of Class A Common Stock and 14,966 shares of Class C Common Stock. The adjusted option price for each such share is $4.10.

     On December 2, 1986, the Company issued stock options to purchase 75,000 shares and 50,000 shares of Class A Common Stock to Irik P. Sevin and Malvin P. Sevin, respectively. The option price for

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS-- (CONTINUED) the shares of Class A Common Stock was $20 per share. These options are nontransferrable and expire November 30, 1994. As a result of stock dividends in the form of Class A Common Stock and Class B Common Stock declared by the Company in December 1986, the exchange of Class C for Class A Common Stock in July 1992, and special antidilution adjustments, the options held by Irik P. Sevin now apply to 224,483 shares of Class A Common Stock and 56,121 shares of Class C Common Stock and the options held by Malvin P. Sevin now apply to 149,655 shares of Class A Common Stock and 37,414 shares of Class C Common Stock. The adjusted option price for each such share became $4.10.

     On December 28, 1987, the Company issued stock options to purchase 24,000 shares of Class A Common Stock and 6,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) to Irik P. Sevin. The option price for each such share is $7.50. These options are not transferrable and expire on January 1, 1996.

     On March 3, 1989, the Company issued stock options to purchase 72,000 shares of Class A Common Stock and 18,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) to Irik P. Sevin and 48,000 shares of Class A Common Stock and 12,000 shares of Class C Common Stock (after giving retroactive effect to the exchange of Class C Common Stock for Class A Common Stock in July 1992) to Malvin P. Sevin. The option price for each such share is $11.25. These options are nontransferrable and expire in March 1994.

     On November 1, 1992, the Company issued stock options to an officer of the Company to purchase 25,000 shares of Class A Common Stock and issued another 25,000 stock options to this officer in June 1993. The option price for each such share is $11.00. Twenty percent of the options become exercisable on each of the next five anniversary dates of the grants.

     In December 1992, Malvin P. Sevin passed away. All options previously owned by him are exercisable by his estate for a period of one year from his date of death.

     During the first quarter of 1991, the Company contemplated the acquisition of a business engaged in the distribution of packaged industrial gases for other than heating purposes ("Packaged Industrial Gas Business"). As the Company was prohibited from making this acquisition because of restrictions under the Credit Agreement from which the Company was unable to obtain a waiver, the acquisition was consummated by certain of the principal holders of the Class C Common Stock. The Company entered into an agreement with the Packaged Industrial Gas Business to provide management services on request for a fee equal to the allocable cost of Company personnel devoted to the business with a minimum fee of $50,000 per annum plus an incentive bonus equal to 10% of the cash flow above budget. The fee received under such management contract for the seven months ended December 31, 1991 was $29,000 and for the year ended December 31, 1992 was $50,000. Simultaneously with this acquisition, the Company entered into an option agreement expiring May 31, 1996 pursuant to which the Company had the right, exercisable at any time, to acquire the Packaged Industrial Gas Business for its fair market value, as determined by an independent appraisal. In January 1993, the Packaged Industrial Gas Business was sold by its owners to an unrelated third party and the Company's option agreement and management services agreement was cancelled.

     On August 1, 1991, the Company agreed to purchase certain assets of a fuel oil distributor for approximately $17 million. However, certain restrictions under the Company's lending arrangements

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(10) RELATED PARTY TRANSACTIONS-- (CONTINUED) made the cost of the acquisition unduly burdensome. Accordingly, in October 1991, certain shareholders of the Company, owning approximately 9% of the Class C Common Stock and certain unaffiliated investors, organized RAC Fuel Oil Corp.
(RAC) to acquire such business, but gave Petro a five year option, which Petro was required to exercise when permitted by its lending arrangements, to purchase RAC for the same price, as adjusted for operations while the business was owned by RAC. Pending exercise of its option, the Company had been managing RAC's business at an annual fee of $161,000, which was designed to compensate the Company for its estimated costs, and supplying fuel oil to RAC at the Company's cost. In August 1992, the Company was able to and did exercise its option to buy RAC. The acquisition price was approximately $17 million.

     The existing holders of Class C Common Stock of the Company have entered into a Shareholders' Agreement which provides that, in accordance with certain agreed-upon procedures, each will vote his shares to elect certain designated directors. The Shareholders' Agreement also provides for first refusal rights to the Company if a holder of Class C Common Stock receives a bona fide written offer from a third party to buy such holder's Class C Common Stock.

(11) ACQUISITIONS

     During 1990, the Company acquired the customer lists and equipment of 12 unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $28,000,000.

     During 1991, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $12,500,000.

     During 1992, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $41,500,000.

     Sales and net income of the acquired companies are included in the consolidated statements of operations from the respective dates of acquisition.

     Unaudited pro forma data giving effect to the purchased businesses as if they had been acquired in the year preceding the year of purchase, with adjustments, primarily for amortization of intangibles, are as follows:


                                                                         YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------
                                                                     1990         1991         1992
                                                                  -----------  -----------  -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.......................................................  $   612,537  $   593,876  $   573,970
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------
Net loss........................................................  $   (27,303) $   (15,547) $    (1,995)
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------
Earnings (loss) per common share
  Class A Common Stock..........................................  $     (2.70) $     (1.62) $      (.74)
  Class B Common Stock..........................................         1.87          .57         1.77
  Class C Common Stock..........................................        (2.70)       (1.62)        (.74)
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

     During the nine months ended September 30, 1993, the Company acquired the customer lists and equipment of nine unaffiliated fuel oil dealers. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $13,800,000.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(11) ACQUISITIONS-- (CONTINUED)
     The Company has previously announced the signing of a letter of intent to purchase an approximate 29.5% interest in Star Gas Corporation. The Company's investment, currently estimated to be approximately $16 million, will be financed out of cash flow from its operations. Final consummation of the transaction is subject to the execution of a definitive agreement and various consents and is anticipated to take place before December 31, 1993.

(12) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                                          NINE MONTHS
                                            YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                 ----------------------------------------------  ------------------------------
                                      1990            1991            1992            1992            1993
                                 --------------  --------------  --------------  --------------  --------------
Cash paid during the
  year for:
  Interest.....................  $   21,773,525  $   21,928,724  $   20,238,486  $   13,130,279  $   13,062,177
  Income taxes.................         320,601         202,650         319,487         240,900         280,655

(13) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Notes Receivable and Other Current Assets, U.S. Treasury Notes held in a Cash Collateral Account, Working Capital Borrowings,
     Accounts Payable and Accrued Expenses

          The carrying amount approximates fair value because of the short maturity of these instruments.

Long-Term Debt, Subordinated Notes Payable and Cumulative Redeemable
Exchangeable       Preferred Stock

          The fair values of each of the Company's long-term financing instruments, including current maturities, are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar instruments of comparable maturity.

          The estimated fair value of the Company's financial instruments are summarized as follows:


                                                                       AT DECEMBER 31, 1992
                                                                      ----------------------
                                                                      CARRYING    ESTIMATED
                                                                       AMOUNT    FAIR VALUE
                                                                      ---------  -----------
                                                                      (AMOUNTS IN THOUSANDS)
Long-term debt......................................................  $  50,114  $    50,106
Subordinated notes payable..........................................     97,379      104,943
Cumulative Redeemable Exchangeable Preferred Stock..................     37,718       39,350

Limitations

          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                       PETROLEUM HEAT AND POWER CO., INC.
                                AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)
(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993 AND 1992 IS
                                   UNAUDITED)

(14) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   THREE MONTHS ENDED
                                                     ----------------------------------------------
                                                     MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,
                                                        1991        1991        1991        1991       TOTAL
                                                     ----------  ----------  ----------  ----------  ----------
Net sales..........................................  $  250,069  $   71,348  $   48,146  $  153,680  $  523,243
Gross profit.......................................      78,073      16,034       7,007      43,357     144,471
Income (loss) before taxes.........................      32,090     (21,404)    (28,592)      1,593     (16,313)
Net income (loss)..................................      31,759     (21,374)    (28,509)      1,561     (16,563)
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Class A Common Stock.............................  $     2.35  $    (1.70) $    (2.38) $      .09  $    (1.64)
  Class B Common Stock.............................         .08         .08         .08         .08         .31
  Class C Common Stock.............................        2.35       (1.70)      (2.38)        .09       (1.64)
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
                                                                   THREE MONTHS ENDED
                                                     ----------------------------------------------
                                                     MARCH 31,    JUNE 30,   SEPT. 30,    DEC. 31,
                                                        1992        1992        1992        1992       TOTAL
                                                     ----------  ----------  ----------  ----------  ----------
Net sales..........................................  $  219,975  $   74,006  $   46,912  $  171,537  $  512,430
Gross profit.......................................      84,098      17,660       6,800      52,931     161,489
Income (loss) before taxes.........................      39,268     (20,020)    (28,553)      5,316      (3,989)
Net income (loss)..................................      38,937     (19,990)    (28,470)      5,134      (4,389)
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
Earnings (loss) per common share
  Class A Common Stock.............................  $     2.86  $    (1.67) $    (2.04) $      .22  $     (.81)
  Class B Common Stock.............................         .29         .29         .29         .29        1.14
  Class C Common Stock.............................        2.86       (1.67)      (2.04)        .22        (.81)
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
                                                             THREE MONTHS ENDED
                                                     ----------------------------------
                                                     MARCH 31,    JUNE 30,   SEPT. 30,
                                                        1993        1993        1993                   TOTAL
                                                     ----------  ----------  ----------              ----------
Net sales..........................................  $  251,271  $   71,978  $   54,135              $  377,384
Gross profit.......................................      89,595      15,817       9,604                 115,016
Income (loss) before taxes.........................      39,269     (25,972)    (29,571)                (16,274)
Net income (loss)..................................      38,938     (26,809)    (29,488)                (17,359)
                                                     ----------  ----------  ----------              ----------
                                                     ----------  ----------  ----------              ----------
Earnings (loss) per common share
  Class A Common Stock.............................  $     1.72  $    (1.25) $    (1.45)             $     (.98)
  Class B Common Stock.............................         .47         .47         .47                    1.41
  Class C Common Stock.............................        1.72       (1.25)      (1.45)                   (.98)
                                                     ----------  ----------  ----------              ----------
                                                     ----------  ----------  ----------              ----------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
  STAR GAS CORPORATION AND SUBSIDIARIES:

     We have audited the accompanying consolidated balance sheet of Star Gas Corporation and subsidiaries as of September 30, 1993 and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Star Gas Corporation and subsidiaries at September 30, 1993 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                        KPMG PEAT MARWICK


New York, New York
December 28, 1993

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Star Gas Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheet of Star Gas Corporation and subsidiaries as of September 30, 1992 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended September 30, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Gas Corporation and subsidiaries at September 30, 1992, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 1992 in conformity with generally accepted accounting principles.

                                                            ERNST & YOUNG

December 3, 1992,
except for Notes 5 and 9, as to which the date is April 1, 1993

                     STAR GAS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



                                                                                             SEPTEMBER 30,
                                                                                      ---------------------------
                                                                                          1993           1992
                                                                                      -------------  ------------
    ASSETS:
Current assets:
  Cash..............................................................................  $     730,256     1,301,882
  Receivables:
    Trade...........................................................................      9,408,107    13,336,058
    Other...........................................................................        342,886       394,969
    Allowance for doubtful accounts.................................................       (716,105)     (700,000)
  Inventories:
    Propane.........................................................................      4,982,284     6,986,544
    Appliances and equipment........................................................      1,463,009     2,264,347
  Prepaid expenses..................................................................      1,005,002     1,189,419
  Other current assets..............................................................        591,455     1,195,726
  Assets held for sale (note 1).....................................................      7,378,126       --
                                                                                      -------------  ------------
         Total current assets.......................................................     25,185,020    25,968,945
                                                                                      -------------  ------------
Property, plant and equipment, at cost:
  Land..............................................................................      3,329,314     4,732,441
  Buildings.........................................................................      6,589,431     7,823,785
  Customer equipment and machinery..................................................    128,056,431   146,928,612
  Construction in progress..........................................................       --              36,617
                                                                                      -------------  ------------
                                                                                        137,975,176   159,521,455
         Less accumulated depreciation..............................................     30,306,574    26,803,620
                                                                                      -------------  ------------
                                                                                        107,668,602   132,717,835
                                                                                      -------------  ------------
Other assets:
  Excess of cost over net assets acquired, net of accumulated amortization of
$3,527,340 and $1,862,456...........................................................      5,496,847    18,317,613
  Other intangible assets:
    Covenants not to compete and capitalized consulting costs, net of accumulated
amortization of $17,301,712 and $13,723,866.........................................      1,166,089     8,567,108
    Customer contracts and lists, net of accumulated amortization of $10,526,491 and
$8,429,154..........................................................................     10,629,476    12,919,084
  Deferred charges..................................................................      1,154,357     1,652,362
  Other.............................................................................      1,083,204     1,955,891
                                                                                      -------------  ------------
                                                                                         19,529,973    43,412,058
                                                                                      -------------  ------------
         Total assets...............................................................  $ 152,383,595   202,098,838
                                                                                      -------------  ------------
                                                                                      -------------  ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current maturities of long-term debt and working capital borrowings (note 5)......  $   7,485,774     6,077,873
  Accounts payable..................................................................      9,433,402     9,684,768
  Accrued interest..................................................................      7,833,308     6,000,014
  Other accrued expenses............................................................      2,720,074     2,286,988
  Customer credit balances..........................................................      2,733,000     1,280,000
  Other current liabilities (note 9)................................................        880,478     3,941,644
                                                                                      -------------  ------------
         Total current liabilities..................................................     31,086,036    29,271,287
                                                                                      -------------  ------------
Long-term debt and obligations under capital leases (notes 5 and 8).................    118,425,184   124,570,257
Other long-term liabilities (note 9)................................................      6,162,343     5,865,557
Deferred income taxes (note 6)......................................................        221,400       235,100
                                                                                      -------------  ------------
         Total long-term liabilities................................................    124,808,927   130,670,914
                                                                                      -------------  ------------
Shareholders' equity (deficiency) (notes 1, 2, 5 and 9):
  Common stock, $1 par value--20,000 shares authorized; 266.43 shares issued........            266           266
  Series A Preferred stock, no par value--48,000 and 300,000 shares authorized in
1993 and 1992, respectively; 40,309.5 shares issued.................................         40,309        40,309
  Preferred stock--8% cumulative convertible, no par value--1,420 shares authorized;
1,420 shares issued at September 30, 1993...........................................          1,420       --
  Capital in excess of par value....................................................     58,471,501    57,052,921
  Deficit...........................................................................    (59,836,948)  (12,748,943)
  Treasury stock, at cost (15.12 common shares).....................................     (2,187,916)   (2,187,916)
                                                                                      -------------  ------------
         Total shareholders' equity (deficiency)....................................     (3,511,368)   42,156,637
                                                                                      -------------  ------------
         Total liabilities and shareholders' equity.................................  $ 152,383,595   202,098,838
                                                                                      -------------  ------------
                                                                                      -------------  ------------


          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           YEARS ENDED SEPTEMBER 30,
                                                              ----------------------------------------------------
                                                                    1993              1992              1991
                                                              ----------------  ----------------  ----------------
Revenues:
  Net sales.................................................  $    132,194,740       117,877,556       127,688,470
  Hauling revenue...........................................        16,220,657        16,225,561        14,190,015
  Other revenue, net........................................         5,780,581         6,636,627         6,101,663
                                                              ----------------  ----------------  ----------------
                                                                   154,195,978       140,739,744       147,980,148
                                                              ----------------  ----------------  ----------------
Costs and expenses:
  Cost of sales.............................................        74,716,501        63,452,403        71,076,004
  Operating.................................................        57,063,237        52,044,642        49,599,117
  Depreciation and amortization.............................        16,092,452        14,128,104        13,576,609
  General and administrative................................         3,772,546         3,002,555         2,623,264
                                                              ----------------  ----------------  ----------------
                                                                   151,644,736       132,627,704       136,874,994
                                                              ----------------  ----------------  ----------------
Impairment of long-lived assets (note 10)                           33,047,065         --                --
                                                              ----------------  ----------------  ----------------
Income (loss) before interest expense and income taxes......       (30,495,823)        8,112,040        11,105,154
Interest expense............................................        16,335,155        16,665,525        18,056,685
                                                              ----------------  ----------------  ----------------
     Loss before income taxes...............................       (46,830,978)       (8,553,485)       (6,951,531)
Income tax expense (benefit)................................           257,027        (1,294,003)       (1,603,012)
                                                              ----------------  ----------------  ----------------
     Net loss...............................................  $    (47,088,005)       (7,259,482)       (5,348,519)
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------


          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                 YEARS ENDED SEPTEMBER 30, 1993, 1992 AND 1991



                                                                              8%
                                                                          CUMULATIVE
                                                             SERIES A     CONVERTIBLE   CAPITAL IN
                                                 COMMON      PREFERRED     PREFERRED     EXCESS OF                  TREASURY
                                                  STOCK        STOCK         STOCK       PAR VALUE     DEFICIT        STOCK
                                               -----------  -----------  -------------  -----------  ------------  -----------
Balance as of September 30, 1990.............   $     225       31,191        --         41,069,581      (140,942)  (2,187,916)
Conversion of subordinated debt into
preferred stock..............................      --            3,992        --          3,988,507       --           --
Issuance of common stock.....................          31       --            --          4,873,869       --           --
Issuance of Series A preferred stock.........      --            5,126        --          5,120,974       --           --
Net loss.....................................      --           --            --            --         (5,348,519)     --
                                                    -----   -----------       ------    -----------  ------------  -----------
Balance as of September 30, 1991.............         256       40,309        --         55,052,931    (5,489,461)  (2,187,916)
Issuance of common stock.....................          10       --            --          1,999,990       --           --
Net loss.....................................      --           --            --            --         (7,259,482)     --
                                                    -----   -----------       ------    -----------  ------------  -----------
Balance as of September 30, 1992.............         266       40,309        --         57,052,921   (12,748,943)  (2,187,916)
Conversion of junior subordinated debt into
preferred stock..............................      --           --             1,420      1,418,580       --           --
Net loss.....................................      --           --            --            --        (47,088,005)     --
                                                    -----   -----------       ------    -----------  ------------  -----------
Balance as of September 30, 1993.............   $     266       40,309         1,420     58,471,501   (59,836,948)  (2,187,916)
                                                    -----   -----------       ------    -----------  ------------  -----------
                                                    -----   -----------       ------    -----------  ------------  -----------


                                               SHAREHOLDERS'
                                                  EQUITY
                                               (DEFICIENCY)
                                               ------------
Balance as of September 30, 1990.............   38,772,139
Conversion of subordinated debt into
preferred stock..............................    3,992,499
Issuance of common stock.....................    4,873,900
Issuance of Series A preferred stock.........    5,126,100
Net loss.....................................   (5,348,519)
                                               ------------
Balance as of September 30, 1991.............   47,416,119
Issuance of common stock.....................    2,000,000
Net loss.....................................   (7,259,482)
                                               ------------
Balance as of September 30, 1992.............   42,156,637
Conversion of junior subordinated debt into
preferred stock..............................    1,420,000
Net loss.....................................  (47,088,005)
                                               ------------
Balance as of September 30, 1993.............   (3,511,368)
                                               ------------
                                               ------------

                                                  TOTAL


          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                              YEARS ENDED SEPTEMBER 30,
                                                                    ---------------------------------------------
                                                                         1993            1992           1991
                                                                    ---------------  ------------  --------------
Operating activities:
  Net loss........................................................  $   (47,088,005)   (7,259,482)     (5,348,519)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
       Impairment of long-lived assets............................       33,047,065       --             --
       Depreciation and amortization..............................       16,092,452    14,128,104      13,576,609
       Deferred income taxes......................................          (13,700)   (1,497,840)     (1,813,291)
       Loss on sale of fixed assets...............................        --              --              514,590
       Amortization of accrued pension costs......................        --               (2,300)        (27,600)
  Changes in operating assets and liabilities:
    Decrease in receivables, net..................................        2,439,982     1,545,617       2,296,277
    Decrease (increase) in inventories............................        2,170,477      (770,937)      1,295,444
    Decrease (increase) in other current and prepaid assets.......          205,475     1,197,019      (1,832,701)
    Increase in other long-term assets............................         (199,610)     (743,085)     (1,261,870)
    Increase (decrease) in accounts payable.......................          131,132      (105,714)      1,667,450
    Increase (decrease) in accrued interest and other accrued
expenses..........................................................        2,524,004     3,074,016      (1,857,965)
    Increase (decrease)in other current and long-term
liabilities.......................................................          482,931    (1,330,070)     (3,374,412)
                                                                    ---------------  ------------  --------------
         Net cash provided by operating activities................        9,792,203     8,235,328       3,834,012
                                                                    ---------------  ------------  --------------
Investing activities:
  Purchase of companies, net of cash acquired:
    Net working capital...........................................           (2,035)     (155,771)       (147,812)
    Noncurrent tangible assets....................................          (58,474)     (984,852)     (1,546,120)
    Intangible assets.............................................             (600)      (66,058)       (198,749)
  Acquisition of property, plant and equipment....................       (4,787,637)   (6,730,179)     (3,682,230)
  Disposals of fixed assets.......................................          937,575       901,774         534,061
                                                                    ---------------  ------------  --------------
         Net cash used in investing activities....................       (3,911,171)   (7,035,086)     (5,040,850)
                                                                    ---------------  ------------  --------------
Financing activities:
  Proceeds from issuance of debt..................................      123,955,184    37,124,588      84,279,454
  Repayment of debt and liability obligations.....................     (130,407,842)  (50,484,387)    (84,095,969)
  Proceeds from issuance of common stock..........................        --            6,873,900        --
  Proceeds from issuance of preferred stock.......................        --            5,126,100        --
                                                                    ---------------  ------------  --------------
         Net cash (used in) provided by financing activities......       (6,452,658)   (1,359,799)        183,485
                                                                    ---------------  ------------  --------------
         Net decrease in cash.....................................         (571,626)     (159,557)     (1,023,353)
Cash at beginning of year.........................................        1,301,882     1,461,439       2,484,792
                                                                    ---------------  ------------  --------------
Cash at end of year...............................................  $       730,256     1,301,882       1,461,439
                                                                    ---------------  ------------  --------------
                                                                    ---------------  ------------  --------------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Income taxes..................................................  $       296,372       276,097         159,968
                                                                    ---------------  ------------  --------------
                                                                    ---------------  ------------  --------------
    Interest......................................................  $    15,145,124    14,257,459      18,896,319
                                                                    ---------------  ------------  --------------
                                                                    ---------------  ------------  --------------
  Other non-cash transactions:
    Conversion of subordinated debt into preferred stock..........  $     1,420,000       --            3,992,499
                                                                    ---------------  ------------  --------------
                                                                    ---------------  ------------  --------------
    Reclassification to assets held for sale:
       Property, plant and equipment, net.........................  $     4,399,914       --             --
       Net operating assets.......................................        2,978,212       --             --
                                                                    ---------------  ------------  --------------
                                                                    $     7,378,126       --             --
                                                                    ---------------  ------------  --------------
                                                                    ---------------  ------------  --------------


          See accompanying notes to consolidated financial statements.

                     STAR GAS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND BUSINESS

     Star Gas Corporation (the "Company") primarily sells and distributes propane gas and related appliances to retail and wholesale customers through its branch offices located principally in the Northeastern, Southeastern and Midwestern United States. The Company had been owned 45% by Star Energy Inc., ("SEI"), a wholly owned subsidiary of The Brooklyn Union Gas Company, and 55% by a group of limited partnerships--American Gas and Oil Investors, AmGO II, AmGO III, and First Reserve Secured Energy Assets Fund, L.P. These limited partnerships are managed by the First Reserve Corporation (and are collectively referred to herein as "FRC").

     In September 1989, the Company purchased 15.12 shares of common stock owned by an officer for a 10% Junior Subordinated Promissory Note in the amount of $2,187,916 (see note 5). These shares were held in treasury at September 30, 1993 and 1992.

     In June 1991, the Company converted $1,796,500 and $2,196,000 of Junior Subordinated Debt owed to SEI and FRC into 1,796.5 shares and 2,196 shares of Series A Preferred Stock, respectively. The conversion rate was one share of Series A Preferred Stock for every $1,000 of Junior Subordinated Debt.

     In September 1991, the Company sold 13.77 shares of common stock to SEI and
16.83 shares of common stock to FRC for $2,193,300 and $2,680,600, respectively, and sold 2,306.7 shares of Series A Preferred Stock to SEI and 2,819.4 shares of Series A Preferred Stock to FRC for $2,306,700 and $2,819,400, respectively.

     In August 1992, the Company sold 4.81 shares of common stock to SEI and
5.88 shares of common stock to FRC for $900,000 and $1,100,000, respectively.


     In March 1993, the Company and the shareholders signed a Cancellation of Indebtedness and Deferral Agreement (the "Cancellation Agreement"). Under the terms of the Cancellation Agreement, SEI and FRC agreed to cancel $639,000 and $781,000, respectively, of long-term liabilities acquired from a third party (see note 9) in consideration of 639 and 781 shares, respectively, of newly issued 8% Cumulative Convertible Preferred Stock.


     As a result of the above mentioned transactions, SEI and FRC continued to own 45% and 55%, respectively, of the common, Series A Preferred and 8% Cumulative Convertible Preferred Stock of the Company at September 30, 1993 and 1992.

     On December 2, 1993, the Company sold the branches of its wholly owned subsidiary, Federal Petroleum Company ("Federal"), for $1,650,000 in cash and a note receivable of $500,000. At September 30, 1993, the Company adjusted the carrying value of the net assets sold to equal the sales price, $2,150,000. The Company is also negotiating to sell the branches of its wholly owned subsidiary, Highway Pipeline Trucking Co. ("Highway"), and has adjusted the carrying value of Highway's net assets to equal the value of a recent offer received, $5,228,126. The net assets of Federal and Highway have been reflected in the 1993 Consolidated Balance Sheet as assets held for sale in the aggregate amount of $7,378,126. (See note 10)

     On December 23, 1993, the Company was recapitalized and, as a part of the recapitalization, issued 269,750 shares of 8% Cumulative Convertible Preferred Stock (see note 2) for $26,975,000 in the indicated amounts to the following investors: Petroleum Heat and Power Co., Inc. ("Petro") ($14,000,000), FRC ($1,975,000) and Star Gas Holdings Inc. ("Holdings") ($11, 000,000). Holdings is a corporation recently formed for the purpose of investing in the Company. Holdings was formed by a group of investors, including Petro who contributed $2,000,000 of the $11,000,000 invested by
                                      F-31

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) ORGANIZATION AND BUSINESS--(CONTINUED)
Holdings. The cash proceeds received by the Company from the issuance of the preferred stock were used to repay $14,325,000 of its outstanding 11.56% Senior Notes, to repay $2,800,000 of its outstanding Term Loan, and to pay interest in arrears of $7,957,000. The Company estimates that the expenses relating to the recapitalization will approximate $1 million. Also on that date, the Company issued 250,000 shares of its 8% Cumulative Convertible Preferred Stock and 75,000 shares of its 12.625% Cumulative Redeemable Preferred Stock to The Prudential Insurance Company of America ("Prudential") in exchange for $32,500,000 of its 12.625% Senior Subordinated Participating Notes. (See note 5)

     The Company simultaneously entered into a management services agreement with Petro under which Petro will provide executive, financial, and managerial oversight services to the Company. In full consideration and compensation for its services, Petro will receive $500,000 per year plus expenses, plus an annual bonus fee to be paid in the Company's Class A Common Stock equal in value to 5% of the increase in operating income before depreciation and amortization, as defined, over the amount generated for the year ended September 30, 1993.

     Petro has an option to buy all of the shares of common stock and the 8% Cumulative Convertible Preferred Stock owned by FRC, Prudential, and Holdings. This option commences after the receipt of the audited financial statements for the year ended September 30, 1994 and ends on December 31, 1998. In addition, FRC, Prudential and Holdings have the option, beginning on January 1, 1999 and ending on December 31, 1999, to require Petro to purchase all of their shares of the Company's common stock and 8% Cumulative Convertible Preferred Stock. Under the terms of the put/call agreements with FRC and Prudential, Petro has the right to purchase these shares with either cash or shares of Petro's Class A Common Stock. Under the terms of the put/call agreement with Holdings, Petro has the right to purchase these shares for cash, notes or Petro preferred stock.

     In addition, Petro and FRC have each been granted an option to purchase 500,000 shares of the Company's Class A Common Stock for $9.9031 and $14.8546 per share, respectively. These options expire on December 20, 1998.

(2) RECAPITALIZATION

     On December 21, 1993, the Company amended its Articles of Incorporation and authorized the issuance of three new classes of common stock, Class A, Class B, and Class C, each with identical rights and preferences, except that Class A has one vote per share, Class B is nonvoting and Class C has 10 votes per share, and two new classes of preferred stock, a new 8% Cumulative Convertible Preferred Stock and a 12.625% Cumulative Redeemable Preferred Stock.

     The Company is authorized to issue the indicated number of shares in the following classes of its common stock:


                                                                                 AUTHORIZED
                                                                                NO. OF SHARES
                                                                                -------------
Class A Common Stock..........................................................    30,000,000
Class B Common Stock..........................................................     5,000,000
Class C Common Stock..........................................................     3,000,000
                                                                                -------------
       Total..................................................................    38,000,000
                                                                                -------------
                                                                                -------------

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
     The Company is authorized to issue the indicated number of shares in the following series of its 8% Cumulative Convertible Preferred Stock:


                                                                                 AUTHORIZED
                                                                                NO. OF SHARES
                                                                                -------------
Series A......................................................................       530,000
Series B......................................................................       300,000
Series C......................................................................       160,000
Series D......................................................................       500,000
Series E......................................................................        10,000
                                                                                -------------
       Total                                                                       1,500,000
                                                                                -------------
                                                                                -------------

     The Company is authorized to issue the indicated number of shares in the following series of its 12.625% Cumulative Redeemable Preferred Stock:


                                                                                 AUTHORIZED
                                                                                NO. OF SHARES
                                                                                -------------
Series A......................................................................        30,000
Series B......................................................................       120,000
                                                                                -------------
       Total..................................................................       150,000
                                                                                -------------
                                                                                -------------


     All dividends on the Series A, B, D and E 8% Cumulative Convertible Preferred Stock and on the Series A and B 12.625% Cumulative Redeemable Preferred Stock are to be paid in additional shares of the same preferred stock series. The holders of the Series C 8% Cumulative Convertible Preferred Stock have the option, upon delivering proper notice, to be paid in cash or in additional shares of Series C 8% Cumulative Convertible Preferred Stock.


     Each share of Series A, C and E 8% Cumulative Convertible Preferred Stock is convertible into 9.2278 shares of Class A Common Stock and the shareholders are entitled to one vote for each as-if-converted common share. Each share of Series B 8% Cumulative Convertible Preferred Stock is convertible into 7.0746 shares of nonvoting Class B Common Stock and each share of Series D 8% Cumulative Convertible Preferred Stock is convertible into 9.2278 shares of nonvoting Class B Common Stock.

     The holders of Series A, C and E 8% Cumulative Convertible Preferred Stock are entitled to vote together, with the holders of shares of common stock, as a single class, with each as-if-converted common share of such 8% Cumulative Convertible Preferred Stock entitled to one vote. The holders of shares of the Series B and D 8% Cumulative Convertible Preferred Stock and the Series A and B 12.625% Cumulative Redeemable Preferred Stock are not entitled to vote on any matters, except as required by law or as specified in the Company's Articles of Incorporation.

     Upon the occurrence of any liquidating event, each holder of shares of Series A, B, C and D 8% Cumulative Convertible Preferred Stock and Series A 12.625% Cumulative Redeemable Preferred Stock is entitled, before any distribution or payment is made upon any shares of common stock or any other junior security, to a pro rata amount of each series' liquidation value per share. In the event of liquidation, the remaining order of liquidation is as follows: Series B 12.625% Cumulative Redeemable Preferred Stock, Series E 8% Cumulative Convertible Preferred Stock and finally, the common stock of the Company, with each share of Class A, B, and C Common Stock sharing ratably.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
     As part of the recapitalization, the Company issued the following shares of 8% Cumulative Convertible Preferred Stock for $100 per share, $26,975,000 in the aggregate:

                   8% CUMULATIVE CONVERTIBLE PREFERRED STOCK

Series A..........................................................................    179,750
Series C..........................................................................     90,000
                                                                                    ---------
                                                                                      269,750
                                                                                    ---------
                                                                                    ---------

     In addition, the Company exchanged $32,500,000 of its 12.625% Senior Subordinated Participating Notes held by Prudential for the following shares of preferred stock at $100 per share:

                   8% CUMULATIVE CONVERTIBLE PREFERRED STOCK

Series B..........................................................................    150,000
Series D..........................................................................    100,000
                                                                                    ---------
                                                                                      250,000
                                                                                    ---------
                                                                                    ---------
                        12.625% CUMULATIVE REDEEMABLE PREFERRED STOCK
Series A..........................................................................     15,000
Series B..........................................................................     60,000
                                                                                    ---------
                                                                                       75,000
                                                                                    ---------
                                                                                    ---------

     The Company, simultaneously with the issuance of the 8% Cumulative Convertible Preferred Stock and the 12.625% Cumulative Redeemable Preferred Stock, redeemed $4,080,000 plus accrued interest in certain notes held by FRC, $1,420,000 in previously outstanding 8% Cumulative Convertible Preferred Stock, the previously outstanding Series A Preferred Stock and all previously outstanding shares of common stock in exchange for 5,000 shares of Series E 8% Cumulative Convertible Preferred Stock and 480,695 shares of Class A Common Stock. In addition, prior to the recapitalization, all shares previously held by SEI were acquired by FRC.

     Upon the sale of Highway and Federal, the Company is required to apply the net proceeds from the sales to repurchase, at $100 per share plus an additional amount sufficient to generate a yield equal to 12.625% compounded semiannually from December 21, 1993, the Series D 8% Cumulative Convertible Preferred Stock from Prudential. The Company also has an option, which expires on December 31, 1995, to repurchase the balance of the Series D shares at the same formula price. As the Company redeems shares of its Series D 8% Cumulative Convertible Preferred Stock, FRC has agreed to return, as a contribution to the capital of the Company, a number of shares of Class A Common Stock of the Company owned by FRC, determined by multiplying 48,569 by a fraction, the numerator of which is the face value of the Series D 8% Cumulative Convertible Preferred Stock redeemed and the denominator of which is $10 million. On December 2, 1993, the Company sold Federal for an aggregate price of $2.15 million, consisting of $1.65 million in cash and a $500,000 note. The cash from the sale was held in escrow until the recapitalization was completed. On December 23, 1993, such cash was used to repurchase a portion of the Series D 8% Cumulative Convertible Preferred Stock as described above. The Company is currently negotiating to sell Highway. (See note 1).

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
     The 12.625% Cumulative Redeemable Preferred Stock must be exchanged into subordinated notes once the Company meets certain financial ratios; to the extent not previously exchanged, the Company is required to apply up to $2 million on January 10, 2000 to redeem 12.625% Cumulative Redeemable Preferred Stock plus an amount sufficient to redeem any 12.625% Cumulative Redeemable Preferred Stock received as dividends thereon, and to the extent shares still remain outstanding, the Company is required to redeem the remaining shares on January 10, 2001.

     As of December 23, 1993, after giving effect to the recapitalization of the Company, assuming conversion of all of the 8% Cumulative Convertible Preferred Stock into common stock and assuming no issuance of any option shares, the investors would have the following equity interests and voting percentages on most matters, except for certain voting rights for the Series B and D 8% Cumulative Convertible Preferred Stock and the Series A and B 12.625% Cumulative Redeemable Preferred Stock designated by law or as specified in the Company's Articles of Incorporation:


                                                                        EQUITY       VOTING
                                                                      PERCENTAGE   PERCENTAGE
                                                                      -----------  -----------
Petro...............................................................        25.8%        42.8%
Holdings............................................................        20.3         33.7
FRC.................................................................        14.2         23.5
Prudential..........................................................        39.7       --
                                                                      -----------  -----------
                                                                           100.0%       100.0%
                                                                      -----------  -----------
                                                                      -----------  -----------

     Combining Petro's interest with its ownership interest in Holdings, Petro's equity interest would increase to 29.5%, but its voting interest would remain at 42.8%.

     Assuming further that the Series D 8% Cumulative Convertible Preferred Stock is repurchased from Prudential and FRC contributes the full 48,569 common shares back to the Company, the investors would then have the following interests:


                                                                        EQUITY       VOTING
                                                                      PERCENTAGE   PERCENTAGE
                                                                      -----------  -----------
Petro...............................................................        32.1%        43.5%
Holdings............................................................        25.2         34.2
FRC.................................................................        16.4         22.3
Prudential..........................................................        26.3       --
                                                                      -----------  -----------
                                                                           100.0%       100.0%
                                                                      -----------  -----------
                                                                      -----------  -----------

     Combining Petro's interest with its ownership interest in Holdings, Petro's equity interest would increase to 36.7%, but its voting interest would remain at 43.5%.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) RECAPITALIZATION--(CONTINUED)
     The following represents the capitalization of the Company as of September 30, 1993 and as adjusted to give effect to the recapitalization as discussed above, as if such recapitalization had occurred on September 30, 1993:


                                                                                        SEPTEMBER 30, 1993
                                                                                ----------------------------------
                                                                                  AS ADJUSTED        HISTORICAL
                                                                                ----------------  ----------------
Long-term debt and working capital borrowings (including current portion) (see
note 5).......................................................................  $     76,285,958       125,910,958
                                                                                ----------------  ----------------
Obligations under consulting and covenant not-to-compete contracts (including
current portion) (see note 9).................................................         2,232,322         6,278,259
                                                                                ----------------  ----------------
Preferred stock--12.625% Cumulative Redeemable................................         7,500,000         --
                                                                                ----------------  ----------------
Shareholders' equity (deficiency):
  Common stock--266 shares, $1 par value......................................         --                      266
  Class A Common Stock--480,695 shares, $.10 par value........................            48,070         --
  Class B Common Stock........................................................         --                --
  Class C Common Stock........................................................         --                --
  Series A Preferred Stock....................................................         --                   40,309
  Preferred Stock--8% Cumulative Convertible--No par..........................         --                    1,420
  Preferred Stock--8% Cumulative Convertible--$1 par value
  Series A--179,750 shares....................................................           179,750         --
  Series B--150,000 shares....................................................           150,000         --
  Series C-- 90,000 shares....................................................            90,000         --
  Series D--100,000 shares....................................................           100,000         --
  Series E--  5,000 shares....................................................             5,000         --
  Capital in excess of par value..............................................       110,403,205        58,471,501
  Deficit.....................................................................       (59,836,948)      (59,836,948)
  Treasury stock..............................................................         --               (2,187,916)
                                                                                ----------------  ----------------
       Total shareholders' equity (deficiency)................................        51,139,077        (3,511,368)
                                                                                ----------------  ----------------
       Total capitalization...................................................  $    137,157,357       128,677,849
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation


     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.


  Inventories

     Inventories are stated at the lower of cost or market following the moving weighted average method, which approximates first-in, first-out cost.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the depreciable assets (generally thirty years for buildings and seven to thirty years for equipment) using the straight-line method. Gain or loss on property retired, sold or otherwise disposed

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) of is included in operations. Expenditures for renewals and improvements are capitalized, while maintenance and repairs are expensed.

  Intangible Assets

     Beginning on October 1, 1992, the excess of cost over the fair value of net assets acquired is being amortized using the straight-line method over 10 years. Prior to October 1, 1992, such assets were being amortized over 40 years. The effect of the change in 1993 was to increase amortization expense by $1,160,000. Other intangible assets, principally covenants not to compete, capitalized consulting costs and customer contracts and lists are being amortized over their estimated useful lives, ranging from one to ten years. Deferred charges, representing costs associated with the issuance of the Company's debt, are being amortized over the lives of the related debt.


     The Company assesses the recoverability of intangible assets by comparing the carrying values of such intangibles to market values, where a market exists, supplemented by cash flow analyses to determine that the carrying values are recoverable over the remaining estimated lives of the intangibles through undiscounted future operating cash flows. Where an intangible asset is deemed to be impaired, the amount of intangible impairment, is measured based on market values, as available, or by projected cash flows.



  Customer Credit Balances


     Customer credit balances represent payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual propane gas charges on a fixed monthly basis) in excess of actual deliveries billed.

  Cash Equivalents

     For the purpose of determining cash equivalents used in the preparation of the Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

  Basis of Presentation

     Certain reclassifications have been made to the 1992 and 1991 financial statements to conform to the 1993 presentation.

(4) ACQUISITIONS

     The Company expanded its operations in the retail and wholesale propane gas businesses by making several acquisitions during the fiscal years ended September 30, 1991, 1992 and 1993 as described below. The acquisitions were accounted for under the purchase method of accounting and, therefore, the purchase prices have been allocated to the assets and liabilities acquired based on their respective fair market values at the dates of acquisition. The purchase prices in excess of the fair values of net assets acquired were classified as excess of cost over net assets acquired in the Consolidated Balance Sheets. The results of operations of the respective acquired companies have been included in the Consolidated Statements of Operations from the dates of acquisition.


     During fiscal 1991, the Company acquired certain assets of six unaffiliated liquified petroleum gas businesses. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $1,420,000.

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) ACQUISITIONS--(CONTINUED)
     During fiscal 1991, the Company also entered into an operating lease for certain assets of a water treatment company. Annual payments on the lease are $47,760 per year for three years. The Company has an irrevocable option at the end of the lease to purchase these assets for $60,000.

     During fiscal 1992, the Company acquired certain assets of five unaffiliated liquified petroleum gas businesses. The aggregate consideration for these acquisitions, accounted for by the purchase method, was approximately $1,047,000.

     During fiscal 1993, the Company acquired certain assets of one unaffiliated liquified petroleum gas business. The aggregate consideration for this acquisition, accounted for by the purchase method, was approximately $60,000.

(5) LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

     Long-term debt and obligations under capital leases consist of the following:


                                                             SEPTEMBER 30, 1993*           SEPTEMBER 30,
                                                             --------------------  ------------------------------
                                                                (AS ADJUSTED)           1993            1992
                                                                                   --------------  --------------
Revolving and line of credit loans payable to bank(a)......    $      6,808,704         6,808,704       5,227,996
11.56% Senior Notes (b)....................................          30,675,000        45,000,000      45,000,000
12.625% Senior Subordinated Participating Notes (b)........           7,500,000        40,000,000      40,000,000
11.77% Senior Reset Term Notes (c).........................          20,000,000        20,000,000      20,000,000
Term loan agreement (d)....................................           9,325,000        12,125,000      15,625,000
10% Junior Subordinated Promissory Note payable to former
shareholder, prepaid in 1993(e)............................           --                 --             1,593,090
Senior subordinated promissory notes, net of discount of
$8,934, $8,934 and $17,641.................................             701,535           701,535       1,507,197
11% Note payable in $60,000 annual installments to 2004,
  net of discount of $48,200, $48,200 and $55,300..........             611,800           611,800         664,700
Other debt, net of discount $0, $0 and $4,658..............              20,585            20,585          76,513
Obligations under capital leases (see note 8)..............             643,334           643,334         953,634
                                                             --------------------  --------------  --------------
                                                                     76,285,958       125,910,958     130,648,130
          Less current maturities..........................           7,485,774         7,485,774       6,077,873
                                                             --------------------  --------------  --------------
                                                               $     68,800,184       118,425,184     124,570,257
                                                             --------------------  --------------  --------------
                                                             --------------------  --------------  --------------

- ---------------

* As adjusted gives effect to the recapitalization discussed in notes 1 and 2 and in (b) and (d) below, as if such recapitalization had occurred on September 30, 1993.

      (a)  On July 2, 1993, the Company entered into a $20,000,000 Amended and Restated Revolving Credit Agreement (the
           "Credit Agreement") with The First National Bank of Boston. The Credit Agreement matured on October 15, 1993, was renewed to December 22, 1993, and bore interest at the higher of the annual rate of interest announced as the base rate of the bank making the loan plus 2% or 2.5% above the overnight federal funds rate.

                                                                              hA

                                         (Footnotes continued on following page)

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES--(CONTINUED)

(Footnotes continued from preceding page)

           As of September 30, 1993 and 1992, outstanding revolving loans and letters of credit aggregated $9,457,520
           (including $2,648,816 for letters of credit), and $9,257,522 (including $4,029,526 for letters of credit), respectively.
           The Credit Agreement was again restated and amended as of December 21, 1993. Under the terms of the restated
           and amended Credit Agreement, the Company may borrow up to $25 million to finance working capital needs under a revolving credit facility which expires on June 30, 1996. Amounts borrowed under the revolving credit facility are subject to a 30 day clean up requirement each year. Interest on borrowings is payable monthly and is based upon either the Eurodollar Rate (as defined below) or the Alternate Base Rate (as defined below), plus 2 1/4% on Eurodollar loans or 1/4% on Alternative Base Rate Loans, at the Company's option. The
           Eurodollar Rate is the prevailing rate in the Interbank Eurodollar Market adjusted for reserve requirements, if any. The Alternate Base Rate is the higher of (i) the prime rate or base rate of The First National Bank of Boston in effect or (ii) the Federal Funds Rate in effect plus 1/2%.
           The Credit Agreement also provides for a revolving credit acquisition facility under which the Company may borrow up to $20 million to fund acquisitions of propane companies. This acquisition facility expires on June
           30, 1996 and the Company has the option to convert this facility into a term loan, payable in 36 consecutive monthly installments commencing on July 1, 1996. Interest on the borrowings is payable monthly and is based upon either the Eurodollar Rate plus 2 1/2% on loans made before the acquisition loan conversion date and 3%
           after the acquisition loan conversion date or the Alternate Base Rate plus 1/2% on loans made before the acquisition loan conversion date and 1% on loans made after the acquisition loan conversion date, at the
           Company's option.
           The Company pays a commitment fee equal to 1/2% of the unused portion of the bank facilities with a reduction, through June 30, 1994, on the Acquisition Facility to 1/4% annually if it is not used through that date.
           Under the terms of the Credit Agreement, as amended , the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the Credit Agreement are secured by substantially all of the Company's assets.
      (b)  On January 10, 1989, the Company issued $85,000,000 of notes (the "Note Agreements") to Prudential for cash.
           The Note Agreements consisted of $45,000,000 of 11.56% Senior Notes due in six consecutive annual installments of $7,500,000 commencing January 10, 1994; $30,000,000 of 12.625% Senior Subordinated
           Participating Notes, Series A, due in six consecutive annual installments of $4,250,000 commencing January
           10, 1995, with a final installment of $4,500,000 due on January 10, 2001; and $10,000,000 of 12.625% Senior
           Subordinated Participating Notes, Series B, due in six consecutive annual installments of $1,500,000 commencing January 10, 1995, with a final installment of $1,000,000 due on January 10, 2001.
           The Series A and Series B Senior Subordinated Participating Notes bore additional interest aggregating to the greater of (a) $487,500 or 2.5% of the first $33,500,000 of the Company's operating profit (as defined) for each of the fiscal years ended September 30, 1991 through 1999 and (b) $622,400 or 3.19% of the first
           $33,500,000 of the Company's operating profit (as defined) for the fiscal year ended September 30, 2000.

                                         (Footnotes continued on following page)

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES--(CONTINUED)

(Footnotes continued from preceding page)


           As part of the recapitalization (see notes 1 and 2), the Company exchanged in direct order of maturity,
           $15,000,000 of Series A 12.625% Senior Subordinated Participating Notes for 150,000 shares of Series B 8%
           Cumulative Convertible Preferred Stock, the entire $10,000,000 of Series B 12.625% Senior Subordinated
           Participating Notes for 100,000 shares of Series D 8% Cumulative Convertible Preferred Stock, and in inverse order of maturity, $1,500,000 of Series A 12.625% Senior Subordinated Participating Notes for 15,000 shares of Series A 12.625% Cumulative Redeemable Preferred Stock and $6,000,000 of Series A 12.625% Senior
           Subordinated Participating Notes for 60,000 shares of Series B 12.625% Cumulative Redeemable Preferred Stock.
           In addition, the participating interest feature on the Series A and B 12.625% Senior Subordinated
           Participating Notes was eliminated.
           Additionally, the Company was also allowed to prepay $14,325,000 of the 11.56% Senior Notes in direct order of their maturity. The remaining 1995 payment of $675,000 and part of the 1996 payment of $1,325,000 were deferred such that the 1997, 1998 and 1999 payments were increased from $7,500,000 per year to $8,166,667 per year.
           Under the terms of the Note Agreements, as amended at various dates through December 23, 1993, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts borrowed under the 11.56% Senior Notes and the 12.625% Senior
           Subordinated Participating Notes are secured by substantially all of the Company's assets.
      (c)  On February 28, 1991, the Company issued $20,000,000 in Senior Reset Term Notes (the "Notes") to Prudential
           for cash. The Notes were due in consecutive semi-annual installments of $2,500,000 commencing August 28,
           1994. The Notes bore interest at 10.72% until February 28, 1994. Thereafter, until maturity, the Notes would have borne interest at the 2.25 year Treasury Rate on February 28, 1994 plus 3.75%.
           The Company amended the Notes at various dates through November 30, 1993. The required prepayments under the amended terms of the Notes are $2,500,000 on August 28, 1999, $5,000,000 on each of February 28, 2000, August
           28, 2000 and February 28, 2001 and $2,500,000 on August 28, 2001. As part of the recapitalization, the Notes were amended such that the interest rate on the Notes became the 6.5 year Treasury Rate plus 3.3%.
           Under the terms of the Notes, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts outstanding under the Notes are secured by substantially all of the Company's assets.
      (d)  On March 7, 1991, the Company entered into a Term Loan Agreement (the "Term Loan") with PruSupply, Inc. which provided a $20,000,000 facility. The Company amended the Term Loan at various dates through November 30,
           1993. The Term Loan was to be repaid in nineteen consecutive quarterly installments of $875,000, which commenced in May 1991, with a final payment of $3,375,000 due at maturity in February 1996. The Term Loan bears interest at the one month London Interbank Offered Rate ("LIBOR") plus 2.7%.
           As part of the recapitalization, the Term Loan was amended to allow for the prepayment of $1,925,000 on
           December 23, 1993. In addition, the Company paid $875,000 that had been deferred. This agreement was further amended such that the required payments on these notes will be $4,325,000 in 1996 and $5,000,000 in 1997.
           Under the terms of the Term Loan, as amended, the Company is restricted as to the declaration and distribution of dividends and is also required to maintain certain financial and operational ratios. The amounts outstanding under the Term Loan are secured by substantially all of the Company's assets.


                                         (Footnotes continued on following page)

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES--(CONTINUED)

(Footnotes continued from preceding page)

      (e)  On March 30, 1993, the Company and a former shareholder reached an agreement whereby the former shareholder received payments in settlement of all amounts owed under a 10% Junior Subordinated Promissory Note and a
           Consulting Agreement. The Company recognized a gain of $178,415 on the settlement. (See note 9)


     As of September 30, 1993, the Company was not in compliance with certain financial covenants contained in the Credit Agreement, the Note Agreements, the Notes and the Term Loan. All appropriate covenants have been amended or waivers have been obtained, where necessary.


     As of September 30, 1993, annual maturities of long-term debt and obligations under capital leases, after giving effect to the recapitalization, are set forth in the following table:

1994..............................................  $    7,485,774
1995..............................................         209,852
1996..............................................      10,708,138
1997..............................................      13,270,354
1998..............................................      10,253,745
Remaining.........................................      34,358,095
                                                    --------------
                                                    $   76,285,958
                                                    --------------
                                                    --------------

(6) INCOME TAXES

     The income tax provision (benefit) shown in the accompanying Consolidated Statements of Operations consists of the components set forth below:



                                                    1993          1992          1991
                                                 -----------  ------------  ------------
Federal:
  Deferred.....................................  $   --         (1,489,055)   (1,748,266)
State:
  Current......................................      270,727       203,837       210,279
  Deferred.....................................      (13,700)       (8,785)      (65,025)
                                                 -----------  ------------  ------------
                                                     257,027       195,052       145,254
                                                 -----------  ------------  ------------
                                                 $   257,027    (1,294,003)   (1,603,012)
                                                 -----------  ------------  ------------
                                                 -----------  ------------  ------------

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES--(CONTINUED)
     The following is a reconciliation between reported income tax (benefit) expense and tax (benefit) expense computed at the statutory rate:



                                                                          1993            1992          1991
                                                                     ---------------  ------------  ------------
Computed at Federal statutory rate (fiscal 1993, 1992 and
1991--34%).........................................................  $   (15,922,533)   (2,908,185)   (2,363,521)
Tax effect of:
  Losses for which no tax benefit was recognized...................       15,435,673       909,532       --
  Depreciation on excess of book cost over tax basis of plant and equipment and amortization of excess of cost over net assets
acquired...........................................................          434,080       476,192       495,863
  Gain on sale of equipment resulting from book cost over tax basis
of equipment.......................................................          118,039        76,155       130,036
  State income taxes, net of Federal benefit.......................          169,638       128,734        95,868
  Other............................................................           22,130        23,569        38,742
                                                                     ---------------  ------------  ------------
                                                                     $       257,027    (1,294,003)   (1,603,012)
                                                                     ---------------  ------------  ------------
                                                                     ---------------  ------------  ------------


     The (benefit) provision for income taxes is based upon pretax book income. Deferred income taxes result primarily from the difference in depreciation expense as a result of the use of accelerated methods in determining depreciation for income tax purposes in excess of the straight-line basis used for financial statement purposes.

     At September 30, 1993, the Company had approximately $84,000,000 of Federal and state net operating loss (NOL) carryforwards available to offset future taxable income. Such NOLs expire in the years 2004 through 2008.

     Effective with the recapitalization on December 23, 1993 (see note 2), the Company's NOL's were substantially limited for purposes of general carryforward availability and otherwise limited for specified carryforward purposes since the recapitalization constitutes a change in control for income tax reporting purposes.

     In February 1992, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FASB 109"). The Company is not required to adopt the new method of accounting for income taxes until fiscal 1994. Because the Company was not carrying substantial deferred taxes on its Consolidated Balance Sheet, management believes that the adoption of FASB 109 will not have a material effect on financial position or results of operations. However, as a result of the recapitalization and change in control, the Company is in the process of determining what effect, if any, the limitation on the use of the NOLs will have on financial position and results of operations, and what tax planning strategies are available to retain the maximum benefit thereof.

(7) EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan which provides benefits for all eligible employees except those covered by union plans and employees of Highway. Subject to IRS limitations, the 401(k) plan provides for employees to contribute from 1% to 15% of compensation with the Company contributing a matching amount of the employees' contribution up to a maximum of 3% of compensation. The Company may also contribute an additional amount on behalf of each employee in an amount equal to

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(7) EMPLOYEE BENEFIT PLANS--(CONTINUED)
3% of each employee's compensation. Effective, March 1, 1992, an amendment to the plan eliminated the ability to make this additional contribution.

     Aggregate Company contributions made to the 401(k) plan during 1993, 1992 and 1991 were $313,652, $537,703 and $627,447, respectively.

     The Company makes monthly contributions to a union defined benefit pension plan for all union employees. The amount charged to expense was $198,206, $202,545 and $186,871 in fiscal 1993, 1992 and 1991, respectively.

(8) LEASE COMMITMENTS

     The Company has entered into noncancellable capital lease agreements with former owners of acquired businesses for certain premises and related equipment. All leases contain bargain purchase options, exercisable on the lease termination dates.

     The premises and equipment under capital leases are carried at $828,725 and $2,023,660 on the Consolidated Balance Sheets with accumulated depreciation of $79,234 and $141,426 at September 30, 1993 and 1992, respectively. Depreciation of premises and equipment under capital leases is included in depreciation expense.

     The Company has entered into operating leases for office space, trucks and other equipment. The future minimum rental commitments at September 30, 1993 under leases having an initial or remaining noncancellable term of one year or more are as follows:


                                                                 CAPITAL       OPERATING
                                                                 LEASES         LEASES
                                                              -------------  -------------
1994........................................................  $     157,476  $   2,700,000
1995........................................................        157,476      2,400,000
1996........................................................        144,726      1,600,000
1997........................................................         80,976        900,000
1998........................................................         80,976        200,000
Thereafter..................................................        506,097        100,000
                                                              -------------  -------------
Total minimum lease payments................................      1,127,727  $   7,900,000
                                                                             -------------
                                                                             -------------
Less amount representing interest...........................        484,393
                                                              -------------
Present value of net minimum rentals........................  $     643,334
                                                              -------------
                                                              -------------


     The Company incurred rent expense of $4,150,765, $3,586,450 and $3,437,423 in 1993, 1992 and 1991, respectively.


(9) OTHER CURRENT AND LONG-TERM LIABILITIES

     As a result of various acquisition agreements, the Company was required to pay an aggregate of $6,278,259 and $9,268,487 (net of discounts of $406,596 and $1,155,492), as of September 30, 1993 and 1992, respectively, pursuant to certain consulting and covenant not-to-compete agreements. These obligations are included in other current liabilities and long-term liabilities in the amounts of $712,179 and $3,812,670 and $5,566,080 and $5,455,817 as of September 30,
1993 and 1992, respectively.

     On December 4, 1992, the Company and its shareholders entered into a Purchase Agreement with a third party for the shareholders to purchase from the third party $5,500,000 of consulting and non-competition payments (the "Purchased Payments") owed to the third party by the Company. This

                     STAR GAS CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(9) OTHER CURRENT AND LONG-TERM LIABILITIES--(CONTINUED) amount due was $2,750,000 on November 17, 1992 and $2,750,000 on November 17, 1993. The shareholders deferred the $2,750,000 installment payment (the "Deferred Amount") due on November 17, 1992 under the original agreement to June 1, 1993. This Deferred Amount bore interest at 13.76% per annum.

     On March 30, 1993, the Company and its shareholders signed a Cancellation of Indebtedness and Deferral Agreement (the "Cancellation Agreement"). Under the terms of the Cancellation Agreement, the shareholders agreed to cancel $1,420,000 of the Deferred Amount in consideration of 1,420 of newly issued shares of 8% Cumulative Convertible Preferred Shares of the Company. The balance of the Deferred Amount, after giving effect to such cancellation, plus interest accrued through March 30, 1993, aggregated $1,470,848 (the "New Deferred Amount"). The shareholders agreed to the deferral of the New Deferred Amount to December 31, 1994 and to the deferral of the remainder of the Purchased Payments from November 17, 1993 to December 31, 1994. The New Deferred Amount bore interest at the rate of 13.75% per annum from March 30, 1993. The remainder of the Purchased Payments bore interest at the rate of 13.76% per annum from November 17, 1993 (See note 1).

     On December 23, 1993, as part of the recapitalization (see note 2), the Company exchanged the 1,420 8% Cumulative Convertible Preferred Shares plus the New Deferred Amount and the balance of the Purchased Payments plus accrued interest for 5,000 shares of Series E 8% Cumulative Convertible Preferred Stock and 230,695 shares of Class A Common Stock.

     On March 30, 1993, the Company and a former shareholder reached an agreement whereby the former shareholder received payments in settlement of all amounts owed to him under a 10% Junior Subordinated Promissory Note and a Consulting Agreement. The Company recognized a gain of $178,415 on the settlement (See note 5).


     At September 30, 1993, annual maturities of amounts payable in connection with certain covenants not to compete and consulting agreements, after giving effect to the recapitalization, are as follows:


1994.................................................  $   712,179
1995.................................................      637,346
1996.................................................      412,994
1997.................................................      379,504
1998.................................................       90,299

(10) IMPAIRMENT OF LONG-LIVED ASSETS

     During fiscal 1993, in connection with the recapitalization (see note 2) and the sale of certain of the Company's branches (see note 1), the Company reviewed the carrying values of its long-lived assets and identifiable intangible assets for possible impairment. The Company determined, based on expected future cash flows and the estimated fair values of certain branches, that it would not be able to recover the carrying values of some of these assets. Accordingly, as of September 30, 1993 the Company recorded a write-off of approximately $33 million representing the estimated impairment to its long lived assets.

                         PRO FORMA FINANCIAL STATEMENTS


     The following Pro Forma Financial Statements for the year ended December 31, 1992 are derived from the Company's audited consolidated financial statements for the year ended December 31, 1992. The Pro Forma Financial Statements at and for the nine and twelve months ended September 30, 1993 are derived from the unaudited financial statements of the Company at and for the nine and twelve months ended September 30, 1993, which include all adjustments (consisting of only normal recurring accruals) that, in the opinion of management, are necessary for a fair presentation of such data. The Pro Forma Financial Statements do not purport to represent what the Company's financial position or results of operations would have been if the events described therein had occurred on the dates specified, nor are they intended to project the Company's financial position or results of operations for any future period. The Pro Forma Financial Statements should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto, appearing elsewhere herein.

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1993
                                 (IN THOUSANDS)



     The following pro forma balance sheet at September 30, 1993 gives effect to
(a) the offering by the Company (the "Offering") of $75.0 million of      %
Subordinated Debentures due 2006 (the "Debentures"), (b) the repurchase (the "Maxwhale Notes Repurchase") of the Company's senior 9% Notes due June 1, 1994 (the "Maxwhale Notes"), (c) the $16.0 million investment in Star Gas Corporation ("Star Gas") resulting in an approximate 29.5% interest in Star Gas, accounted for under the equity method (the "Star Gas Investment"), (d) the release (the "Collateral Release") of the $20 million cash collateral account partially securing the Maxwhale Notes (the "Maxwhale Collateral") and (e) the Subordinated Debt Amendments, as if each such transaction had occurred on September 30, 1993.




                                                                                    PETROLEUM HEAT      PRO FORMA
                                                                                  AND POWER CO., INC.  ADJUSTMENTS    PRO FORMA
ASSETS
Current assets:
  Cash..........................................................................      $     7,437       $   72,300(1)  $  30,404
                                                                                                           (51,333)(2)
                                                                                                           (16,000)(3)
                                                                                                            20,000(4)
                                                                                                            (2,000)(5)
  Accounts receivable...........................................................           43,187                        43,187
  Inventories...................................................................           12,788                        12,788
  Other current assets..........................................................            7,770                         7,770
  Cash collateral account.......................................................           20,000          (20,000)(4)         --
                                                                                       ----------      ------------  -----------
    Total current assets........................................................           91,182            2,967       94,149
Property plant and equipment--net...............................................           32,533                        32,533
Intangibles--net................................................................           92,639            2,700(1)     97,339
                                                                                                             2,000(5)
Other assets....................................................................              550                           550
Investment in Star Gas Corporation..............................................               --           16,000(3)     16,000
                                                                                       ----------      ------------  -----------
                                                                                      $   216,904       $   23,667    $ 240,571
                                                                                       ----------      ------------  -----------
                                                                                       ----------      ------------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..........................................      $        33                     $      33
  Current maturities of Maxwhale Notes..........................................           27,500       $  (27,500)(2)         --
  Current maturities of preferred stock.........................................            4,167                         4,167
  Accounts payable..............................................................            9,174                         9,174
  Customer credit balances......................................................           26,486                        26,486
  Unearned service contract revenue.............................................           12,335                        12,335
  Accrued expenses..............................................................           18,975                        18,975
                                                                                       ----------      ------------  -----------
    Total current liabilities...................................................           98,670          (27,500)      71,170
Long-term debt..................................................................           22,555          (22,500)(2)     42,687
                                                                                                            42,632(6)
Supplemental benefits payable...................................................            1,657                         1,657
Pension plan obligation acquired................................................            1,220                         1,220
Subordinated notes payable......................................................          135,264           75,000(1)    167,632
                                                                                                           (42,632)(6)
                                                                                       ----------      ------------  -----------
    Total liabilities...........................................................          259,366           25,000      284,366
                                                                                       ----------      ------------  -----------
Cumulative redeemable exchangeable preferred stock..............................           20,833                        20,833
                                                                                       ----------                    -----------
Stockholders' equity (deficiency):..............................................
  Common stock..................................................................            2,176                         2,176
  Additional paid in capital....................................................           54,416                        54,416
  Deficit.......................................................................         (118,607)          (1,333)(2)   (119,940)
  Note receivable from stockholder..............................................           (1,280)                       (1,280)
                                                                                       ----------      ------------  -----------
    Total stockholders' equity (deficiency).....................................          (63,295)          (1,333)     (64,628)
                                                                                       ----------      ------------  -----------
                                                                                      $   216,904       $   23,667    $ 240,571
                                                                                       ----------      ------------  -----------
                                                                                       ----------      ------------  -----------


- -----------------------------

(1) Reflects the Offering, net of estimated offering costs of $2.7 million, with net proceeds to the Company of $72.3 million. Such amounts include approximately $21.0 million in cash and principal amount of Debentures, the proceeds of which are not required for the Maxwhale Notes Repurchase.


(2) Reflects the Maxwhale Notes Repurchase and the related extraordinary loss representing the premium paid on the early retirement of the Maxwhale Notes. If such repurchase had occurred on September 30, 1993, such extraordinary loss would have been approximately $1.3 million.

(3) Reflects a cash payment of $16.0 million for the Star Gas Investment.

(4) Reflects the Collateral Release.


(5) Reflects the estimated consideration and expenses to be paid in connection with the Subordinated Debt Amendments and the related amendments to the Credit Agreement.



(6) Reflects the reclassification of subordinated debt to senior debt in connection with the Subordinated Debt Amendments.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1992
                                 (IN THOUSANDS)


     The following pro forma statement of operations for the year ended December 31, 1992 is derived from the Company's financial statements for the year ended December 31, 1992, adjusted to give effect to the following transactions, as if each such transaction had occurred on January 1, 1992:

          (a) the acquisitions by the Company of nine individually insignificant distributorships during 1992 (the "1992 Acquisitions") and nine individually insignificant distributorships during the nine months ended September 30, 1993 (the "1993 Acquisitions");

          (b) the issuance in March 1993 of approximately $12.8 million of Subordinated Notes due March 1, 2000 in exchange for an equal amount of the Company's 1991 Redeemable Preferred Stock (the "Preferred Stock Exchange");

          (c) the repurchase in May 1993 of approximately $12.4 million of 11.40% Subordinated Notes due July 1, 1993 and approximately $12.5 million of 14.275% Subordinated Notes due October 1, 1995 (the "Subordinated Debt Repurchases");

          (d) the Maxwhale Notes Repurchase;

          (e) the Star Gas Investment and the effect of concurrent agreements entered into in connection with such investment;

          (f) the issuance in April 1993 (the "10 1/8% Notes Issuance") of $50 million of 10 1/8% Subordinated Notes due 2003 (the "10 1/8% Notes");

          (g) the Collateral Release; and


          (h) the Offering, at an assumed interest rate of 10%; provided, however, that the pro forma data do not give effect to approximately $2.7 million of interest expense on, or the use of, approximately $27.4 million of the Debentures, the proceeds of which are not required for acquisitions or refinancings. A change in the interest rate on the Debentures by 0.25% would result in an increase in pro forma interest expense of approximately $0.1 million.


     The results of operations of the acquired distributors are based on their individual fiscal year ends. The combination of the acquired distributors on their individual fiscal year bases, rather than the Company's fiscal year, does not produce a materially different effect. The acquisitions have been accounted for as purchases. The unaudited statements of operations of the individually insignificant distributorships for the year ended December 31, 1992 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations.


                                                             PETROLEUM
                                                              HEAT AND
                                                             POWER CO.,    DISTRIBUTORSHIPS  PRO FORMA   PRO FORMA
                                                                INC.        ACQUIRED(1)    ADJUSTMENTS   COMBINED
Net sales................................................   $    512,430     $   92,061                 $   604,491
Cost of sales............................................        350,941         65,132                     416,073
                                                           --------------  --------------               -----------
  Gross profit...........................................        161,489         26,929                     188,418
Operating expenses.......................................        110,165         19,705     $  (4,185)(2)     125,185
                                                                                                 (500)(3)
Amortization of customer lists...........................         23,496          1,958         3,564(4)      29,018
Depreciation and amortization of plant and equipment.....          5,534          1,571           123(4)       7,228
Amortization of deferred charges.........................          5,363             --           590(4)       5,953
Provision for supplemental benefit.......................          1,974             --                       1,974
                                                           --------------  --------------               -----------
  Operating Income.......................................         14,957          3,695                      19,060
Interest expense--net....................................                                      (1,498)(5)
                                                                  18,622          1,572         3,168(6)      21,864
Other income (expenses)..................................           (324)            10                        (314)
Share of loss of Star Gas................................             --             --        (1,434)(7)         167
                                                                                                1,601(8)
                                                           --------------  --------------               -----------
  Income (loss) before income taxes......................         (3,989)         2,133                      (2,951)
Income taxes.............................................            400             --                         400
                                                           --------------  --------------               -----------
Net income (loss)........................................   $     (4,389)    $    2,133                 $    (3,351)
                                                           --------------  --------------               -----------
                                                           --------------  --------------               -----------


- ------------------------------

(1) Represents the results of the 1992 Acquisitions from January 1, 1992 to their dates of acquisition by the Company. Results from the dates of acquisition to December 31, 1992 are included in the Company's December 31, 1992 consolidated results. The results of the 1993 Acquisitions are also included in their entirety in this column for 1992.

(2) Elimination of general and administrative expenses of the acquired distributorships which do not have a continuing impact on income from continuing operations as follows:

Salaries and related costs............................................................  $   3,342
Other.................................................................................        843
                                                                                        ---------
                                                                                        $   4,185
                                                                                        ---------
                                                                                        ---------

The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1992 and 1993. These employees were not employed by the Company when the distributorships were acquired, and the Company was able to integrate the businesses without incurring any incremental costs.


(3) Reflects a management agreement pursuant to which the Company will be paid $0.5 million per year by Star Gas. The Company does not anticipate having to hire any additional personnel to perform its obligations under the management agreement. Rather, it plans to deploy responsibilities within its own organization to provide the needed services to Star Gas.


(4) Adjustment of amortization of customer lists, depreciation and amortization of plant and equipment and amortization of deferred charges, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Elimination of interest expense on debt incurred by the previous owners of two of the distributorships acquired during 1992. The debt was incurred by such previous owners to purchase the distributorships and such debt was not assumed by the Company in its acquisitions.

(6) Reflects (a) increased interest expense as a result of (i) the Preferred Stock Exchange, (ii) the 10 1/8% Notes Issuance, (iii) a portion of the Debentures issued in the Offering, the proceeds of which are required for acquisitions or refinancings and (iv) the elimination of interest income on the Maxwhale Collateral and (b) decreased interest expense as a result of
    (i) the Subordinated Debt Repurchases and (ii) the Maxwhale Notes Repurchase. If the Subordinated Debt Repurchases and the Maxwhale Notes Repurchase had occurred on January 1, 1992, the Company would have recorded a $6.2 million extraordinary loss as the result of the early retirement of such debt.


(7) Represents the Company's share of the net loss of Star Gas based on Star Gas' operating results for the twelve months ended December 31, 1992.



(8) Reflects the Company's share of decreased interest expense of Star Gas as a result of the repayment of debt with a portion of the capital infusion in Star Gas and the conversion of debt and preferred stock of Star Gas to equity of Star Gas by certain of Star Gas' investors (the "Star Gas Recapitalization") and the Company's share of Star Gas' cost for the Petro management agreement. (See note 3)

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      NINE MONTHS ENDED SEPTEMBER 30, 1993
                                 (IN THOUSANDS)


     The following pro forma statement of operations for the nine months ended September 30, 1993 is derived from the Company's financial statements for the nine months ended September 30, 1993, adjusted to give effect to the following transactions, as if each such transaction had occurred on January 1, 1992:


          (a) the 1993 Acquisitions;

          (b) the Preferred Stock Exchange;

          (c) the Subordinated Debt Repurchase;

          (d) the Maxwhale Notes Repurchase;

          (e) the Star Gas Investment and the effect of concurrent agreements entered into in connection with such investment;

          (f) the 10 1/8% Notes Issuance;

          (g) the Collateral Release; and


          (h) the Offering, at an assumed interest rate of 10%; provided, however, that the pro forma data do not give effect to approximately $2.6 million of interest expense on, or the use of, approximately $34.4 million in principal amount of the Debentures, the proceeds of which are not required for acquisitions or refinancings. A change in the interest rate on the Debentures by 0.25% would result in an increase in pro forma interest expense of less than $0.1 million.


     The unaudited statements of operations of the Company and the individually insignificant distributorships for the nine months ended September 30, 1993 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations. Because of the seasonality of the home heating oil and propane businesses, nine-month results are not indicative of the results to be expected for a full year.


                                                         PETROLEUM
                                                          HEAT AND     DISTRIBUTORSHIPS  PRO FORMA     PRO FORMA
                                                       POWER CO. INC.    ACQUIRED(1)    ADJUSTMENTS    COMBINED
Net sales............................................   $    377,384     $    14,621                  $   392,005
Cost of sales........................................        262,368          10,308                      272,676
                                                       --------------  ---------------                -----------
  Gross profit.......................................        115,016           4,313                      119,329
                                                                                         $     (298)(2)
Operating expenses...................................         89,180           2,422           (375)(3)      90,929
Amortization of customer lists.......................         18,236             325            410(4)      18,971
Depreciation and amortization of plant and
equipment............................................          4,368             105             73(4)       4,546
Amortization of deferred charges.....................          4,137              --            131(4)       4,268
Provision for supplemental benefit...................            193              --                          193
                                                       --------------  ---------------                -----------
  Operating Income...................................         (1,098)          1,461                          422
Interest expense--net................................         15,147              --            984(5)      16,131
Other income (expenses)..............................            (29)             --                          (29)
Equity in (share of loss of) Star Gas................             --              --        (14,617)(6)      (3,213)
                                                                                              1,645(7)
                                                                                              9,759(8)
                                                       --------------  ---------------                -----------
  Income (loss) before income taxes and extraordinary
item.................................................        (16,274)          1,461                      (18,951)
Income taxes.........................................            218              --                          218
                                                       --------------  ---------------                -----------
  Loss before extraordinary item.....................   $    (16,492)    $     1,461                  $   (19,169)
                                                       --------------  ---------------                -----------
                                                       --------------  ---------------                -----------


- ------------------------------
(1) Represents the results of the 1993 Acquisitions from January 1, 1993 to their dates of acquisition by the Company. Results from the dates of acquisition to September 30, 1993 are included in the Company's September 30, 1993 consolidated results.

(2) Elimination of general and administrative expenses of the acquired distributorships which do not have a continuing impact on income from continuing operations as follows:

Salaries and related cost..................................................  $     185
Other......................................................................        113
                                                                             ---------
                                                                             $     298
                                                                             ---------
                                                                             ---------

The above costs represent the salaries and related costs of employees of certain distributorships acquired during 1993. These employees were not employed by the
    Company when the distributorships were acquired, and the Company was able to integrate the businesses without incurring any incremental costs.


(3) Reflects a management agreement pursuant to which the Company will be paid $0.5 million per year by Star Gas. The Company does not anticipate having to hire any additional personnel to perform its obligations under the management agreement. Rather, it plans to deploy responsibilities within its own organization to provide the needed services to Star Gas.


(4) Adjustment of amortization of customer lists, depreciation and amortization of plant and equipment and amortization of deferred charges, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.


(5) Reflects (a) increased interest expense as a result of (i) the Preferred Stock Exchange, (ii) the 10 1/8% Notes Issuance, (iii) a portion of the Debentures issued in the Offering, the proceeds of which are required for acquisitions or refinancings and (iv) the elimination of interest income on the Maxwhale Collateral and (b) decreased interest expense as a result of
    (i) the Subordinated Debt Repurchases and (ii) the Maxwhale Notes Repurchase. If the Subordinated Debt Repurchases and the Maxwhale Notes Repurchase had occurred on January 1, 1992, the Company would have recorded a $6.2 million extraordinary loss as the result of the early retirement of such debt.



(6) Represents the Company's share of the net loss of Star Gas based on Star Gas' operating results for the nine months ended September 30, 1993.



(7) Reflects the Company's share of decreased interest expense as a result of the Star Gas Recapitalization and the Company's share of Star Gas cost for the Petro management agreement. (See note 3).



(8) Adjustment to eliminate the Company's share of Star Gas' one time $33.0 million charge for the impairment of long-lived assets so as to reflect the Company's share of Star Gas' recurring operations.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     TWELVE MONTHS ENDED SEPTEMBER 30, 1993
                                 (IN THOUSANDS)

     The following pro forma statement of operations for the twelve months ended September 30, 1993 is derived from the Company's financial statements for the twelve months ended September 30, 1993, adjusted to give effect to the following transactions, as if each such transaction had occurred on October 1, 1992:

          (a) the acquisitions by the Company of fourteen individually insignificant distributorships during the twelve months ended September 30, 1993 (the "Twelve Month Acquisitions");

          (b) the Preferred Stock Exchange;

          (c) the Subordinated Debt Repurchases;

          (d) the Maxwhale Notes Repurchase;

          (e) the Star Gas Investment and the effect of concurrent agreements enetered into in connection with such investments;

          (f) the 10 1/8% Notes Issuance;

          (g) the Collateral Release; and


          (h) the Offering, at an assumed interest rate of 10%; provided, however, that the pro forma data do not give effect to approximately $3.3 million of interest expense on, or the use of, approximately $33.3 million of the Debentures, the proceeds of which are not required for acquisitions or refinancings. A change in the interest rate on the Debentures by 0.25% would result in an increase in pro forma interest expense of approximately $0.1 million.


     The unaudited statements of operations of the Company and the individually insignificant distributorships for the twelve months ended September 30, 1993 include all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results of operations.


                                                           PETROLEUM
                                                           HEAT AND      DISTRIBUTORSHIPS  PRO FORMA     PRO FORMA
                                                        POWER CO., INC.    ACQUIRED(1)    ADJUSTMENTS     COMBINED

Net sales.............................................    $   548,922      $    28,408                   $  577,330
Cost of sales.........................................        380,976           20,259                      401,235
                                                        ---------------  ---------------                ------------
  Gross profit........................................        167,946            8,149                      176,095
Operating expenses....................................        121,524            4,292     $     (397)(2)     124,919
                                                                                                 (500)(3)
Amortization of customer lists........................         24,262              400          1,107(4)      25,769
Depreciation and amortization of plant and
equipment.............................................          5,749              155            325(4)       6,229
Amortization of deferred charges......................          5,446               --            244(4)       5,690
Provision for supplemental benefit....................          2,167               --                        2,167
                                                        ---------------  ---------------                ------------
  Operating income....................................          8,798            3,302                       11,321
Interest expense--net.................................         19,742               --          1,680(5)      21,422
Other income (expenses)...............................            (14)              --                          (14)
Share of loss in Star Gas.............................             --               --        (13,905)(6)      (1,953)
                                                                                                2,193(7)
                                                                                                9,759(8)
                                                        ---------------  ---------------                ------------
  Income (loss) before income taxes and extraordinary
item..................................................        (10,958)           3,302                      (12,068)
Income taxes..........................................            400               --                          400
                                                        ---------------  ---------------                ------------
  Loss before extraordinary item......................    $   (11,358)     $     3,302                   $  (12,468)
                                                        ---------------  ---------------                ------------
                                                        ---------------  ---------------                ------------


- ------------------------------

(1) Represents the results of the Twelve Month Acquisitions from October 1, 1992 to their dates of acquisition by the Company. Results from the dates of acquisition to September 30, 1993 are included in the Company's twelve months ended September 30, 1993 consolidated results.

(2) Elimination of general and administrative expenses of the acquired distributorships which do not have a continuing impact on income from continuing operations as follows:

    Salaries and related cost.........................................................  $     247
    Other.............................................................................        150
                                                                                        ---------
                                                                                        $     397
                                                                                        ---------
                                                                                        ---------

The above costs represent the salaries and related costs of employees of certain distributorships acquired during the twelve months ended September 30, 1993.
    These employees were not employed by the Company when the distributorships were acquired, and the Company was able to integrate the businesses without incurring any incremental costs.


(3) Reflects a management agreement pursuant to which the Company will be paid $0.5 million per year by Star Gas. The Company does not anticipate having to hire any additional personnel to perform its obligations under the management agreement. Rather, it plans to deploy responsibilities within its own organization to provide the needed services to Star Gas.


(4) Adjustment of amortization of customer lists, depreciation and amortization of plant and equipment and amortization of deferred charges, as applicable, to reflect an annual charge in accordance with the Company's accounting policies.

(5) Reflects (a) increased interest expense as a result of (i) the Preferred Stock Exchange, (ii) the 10 1/8% Notes Issuance, (iii) a portion of the Debentures issued in the Offering, the proceeds of which are required for acquisitions or refinancings and (iv) the elimination of interest income on the Maxwhale Collateral and (b) decreased interest expense as a result of
    (i) the Subordinated Debt Repurchases and (ii) the Maxwhale Notes Repurchase. If the Subordinated Debt Repurchases and the Maxwhale Notes Repurchase had occurred on October 1, 1992, the Company would have recorded a $4.3 million extraordinary loss as the result of the early retirement of such debt.

(6) Represents the Company's share of the net loss of Star Gas based on Star Gas' operating results for the twelve months ended September 30, 1993.


(7) Reflects the Company's share of decreased interest expense as a result of the Star Gas Recapitalization and the Company's share of Star Gas' cost for the Petro management agreement.(see note 3)



(8) Adjustment to eliminate the Company's share of Star Gas' one time $33.0 million charge for the impairment of long-lived assets so as to reflect the Company's share of Star Gas' recurring operations.

- -------------------------------------         ----------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON
HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION
OR TO MAKE ANY REPRESENTATION NOT CONTAINED
IN THIS PROSPECTUS, AND, IF GIVEN OR MADE,                $75,000,000
SUCH INFORMATION OR REPRESENTATION MUST
NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER
TO SELL OR THE SOLICITATION OF AN OFFER
TO BUY ANY SECURITY OTHER THAN THE DEBENTURES
OFFERED HEREBY, NOR DOES IT CONSTITUTE AN
OFFER TO SELL OR THE SOLICITATION OF AN OFFER             PETROLEUM HEAT
TO BUY ANY OF THE DEBENTURES TO ANY PERSON             AND POWER CO., INC.
IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL
TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH
PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALES MADE HEREUNDER SHALL UNDER ANY         % SUBORDINATED DEBENTURES
CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE               DUE 2006
INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

          ------------------

           TABLE OF CONTENTS

                                                PAGE

Available Information.......................    2            ----------
Prospectus Summary..........................    3            PROSPECTUS
The Company.................................    9            ----------
Risk Factors................................    9
Use of Proceeds.............................   13
Capitalization..............................   14
Selected Financial and Other Data...........   15
Management's Discussion and Analysis of
  Results of Operations and Financial
Condition...................................   18   DONALDSON, LUFKIN & JENRETTE
Business....................................   27      SECURITIES CORPORATION
Management..................................   36
Description of Debentures...................   39       KIDDER, PEABODY & CO.
Description of Other Indebtedness                           INCORPORATED
  and Redeemable Preferred Stock............   59
Underwriting................................   62      CHEMICAL SECURITIES INC.
Legal Matters...............................   63
Experts.....................................   63      MORGAN SCHIFF & CO., INC.
Incorporation of Documents by
  Reference.................................   63
Index to Financial Statements...............  F-1
Pro Forma Financial Statements..............  P-1

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee............................................................      $25,863
NASD filing fee.................................................................        8,000
Printing and engraving..........................................................      100,000
Accountants' fees and expenses..................................................      100,000
Legal fees and expenses.........................................................      125,000
Trustee's fees and expenses.....................................................       15,000
Blue Sky fees and expenses......................................................       30,000
Miscellaneous...................................................................       46,137
                                                                                  -----------
          Total.................................................................     $450,000
                                                                                  -----------
                                                                                  -----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 302A.521 of the Minnesota Business Corporation Act (the "MBCA") provides mandatory and exclusive standards for indemnification, although the Articles of Incorporation or by-laws of a corporation can specifically limit the statutory indemnification. Minnesota law generally provides that a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of such person's official capacity as an officer, director or employee of the corporation, against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by that person in connection with the proceeding, if such person (a) has not been indemnified by another entity for the same proceedings and in connection with the same acts or omission; (b) acted in good faith; (c) received no improper personal benefit; (d) in the case of a criminal proceeding, had no reason to believe such person's conduct was unlawful; and (e) in connection with the acts or omissions in question, the person reasonably believed that such person's conduct was in the best interests of the corporation (or, in the case of a question of improper personal benefit, believed that the conduct was not opposed to the best interests of the corporation; or in the case of an employee benefit plan, believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan).


     Section 302A.521 of the MBCA further provides that if an officer, director or employee is made or threatened to be made a party to a proceeding in such person's official capacity, such person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses incurred by such person in advance of the final disposition of the proceeding (a) upon receipt by the corporation of a written confirmation by such person of such person's good faith belief that the criteria for indemnification set forth under Minnesota law have been satisfied, an undertaking by such person to repay all amounts paid or reimbursed by the corporation if it is ultimately determined that the criteria for indemnification have not been satisfied, and
(b) after a determination that the facts then known to those making the determination would not preclude indemnification under Minnesota law.

     Finally, Section 302A.521 of the MBCA provides that a corporation's Articles of Incorporation or by-laws may prohibit indemnification or advances or may impose conditions on such indemnification or advance, as long as those conditions apply equally to all persons or to all persons with a given class.

     Registrant's Restated Articles of Incorporation, as amended, contains the limitation of liability provision set forth below:


          "ARTICLE VIII--A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 of the Minnesota Business Corporation Act or Section 80A.23 of the Minnesota Securities law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Minnesota Business Corporation Act is hereafter amended to authorize any further limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as amended. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal."


     Registrant's by-laws, as amended, contains the indemnification provision set forth below:

          "Section 8.01. The corporation shall indemnify all officers and directors of the corporation, for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted by Minnesota Statutes Section 302A.521, as now enacted or hereafter amended. Unless otherwise approved by the Board of Directors, the corporation shall not indemnify or advance expenses to any employee of the corporation who is not otherwise entitled to indemnification pursuant to the prior sentence of this Section 8.01."

ITEM 16. EXHIBITS



 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------------------
        1  --Form of Underwriting Agreement. (1)
      3.1  --Restated and Amended Articles of Incorporation, as amended, and Articles of Amendment thereto. (2)
      3.2  --Restated By-Laws of the Registrant. (2)
      4.1  --Indenture, dated as of April 1, 1993, between the Company and Chemical Bank, as trustee, including Form of Notes. (8)
      4.2  --Indenture, dated as of October 1, 1985 between the Company and Manufacturers Hanover Trust Company, as
             trustee, including Form of Notes. (3)
      4.3  --Restated and Amended Articles of Incorporation and Articles of Amendment thereto. (2)
      4.4  --Certificate of Designation creating a series of preferred stock designated as Cumulative Redeemable
             Exchangeable 1991 Preferred Stock and Certificate of Amendment relating thereto. (6)
      4.5  --Certificate of Designation creating a series of preferred stock designated as Cumulative Redeemable
             1991 Preferred Stock. (6)
      4.6  --Form of Indenture between the Company and Chemical Bank, as trustee, including Form of Debentures. (1)
      4.7  --Certificate of Designation creating a series of Preferred Stock designated as Cumulative Redeemable
             Exchangeable 1993 Preferred Stock. (1)
        5  --Opinion of Phillips, Nizer, Benjamin, Krim & Ballon. (1)
        7  --Opinion of Dorsey & Whitney re: liquidation preference. (1)
      9.1  --Shareholders' Agreement dated as of July 1992, among the Company and certain of its stockholders. (2)

 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------------------
     10.1  --Amended and Restated Credit Agreement dated as of December 31, 1992 among the Company, Maxwhale Corp., certain banks party thereto and Chemical Bank. (8)
     10.2  --Pension Plan, as amended, of Petroleum Heat and Power Co., Inc. (2)
     10.3  --Savings Plan, as amended of Petroleum Heat and Power Co., Inc. (2)
     10.4  --Supplemental Executive Retirement Plan of Petroleum Heat and Power Co., Inc. (2)
     10.5  --Lease dated July 15, 1981 with respect to offices and garage located at 477 West John Street and 5
             Alpha Plaza, Hicksville, New York. (4)
     10.6  --Lease dated February 15, 1982,(4) First Amendment dated February 14, 1986, and Second Amendment dated
             July 1, 1989, with respect to offices, garage and terminal located at 818 Michigan Avenue, N.E.,
             Washington, D.C. (2)
     10.7  --Lease dated June 26, 1989 with respect to offices and garage located at 40 Lee Burbank Highway, Revere,
             Massachusetts. (2)
     10.8  --Lease dated December 1, 1985 with respect to office and garage located at 3600-3620 19th Avenue,
             Astoria, New York. (3)
     10.9  --Lease dated November 1, 1985 with respect to office and garage located at 522 Grand Blvd., Westbury,
             New York. (5)
    10.10  --Lease dated June 5, 1986 with respect to office and garage located at 2541 Richmond Terrace Co., Staten
             Island, New York. (5)
    10.11  --Lease dated July 31, 1986 with respect to office and garage located at 71 Day Street, Norwalk,
             Connecticut. (5)
    10.12  --Lease dated July 9, 1984 with respect to office located at 1245 Westfield Avenue, Clark, New Jersey.
             (5)
    10.13  --Lease dated April 5, 1991 with respect to office and garage located at 10 Spring Street, New Milford,
             Connecticut. (2)
    10.14  --Lease dated October 26, 1990 with respect to office and garage located at 1 Coffey Street, Brooklyn,
             New York. (2)
    10.15  --Lease dated February 6, 1990 with respect to office and garage located at 62 Oakland Avenue and 64
             Oakland Avenue, East Hartford, Connecticut. (2)
    10.16  --Lease dated July 29, 1988 and Addendum to lease dated August 1, 1988 with respect to office, garage and terminal located at 224 North Main Street, Southampton, New York. (2)
    10.17  --Lease dated April 1, 1988 with respect to office and garage located at 171 Ames Court, Plainview, New
             York. (2)
    10.18  --Lease dated August 12, 1988 with respect to office and garage located at 326 South Second Street,
             Emmaus, Pennsylvania. (2)
    10.19  --Lease dated July 15, 1990, Addendum to lease dated July 27, 1990 and Second Addendum to lease dated
             November 30, 1990, with respect to office and garage located at 212 Elm Street, North Haven,
             Connecticut. (2)
    10.20  --Lease dated August 14, 1989 with respect to office and garage located at foot of South Street, Oyster
             Bay, New York. (2)
    10.21  --Lease and Addendum to lease dated September 26, 1990 with respect to office and garage located at 930
             Park Avenue, Lakewood, New Jersey. (2)
    10.22  --Lease dated December 1, 1990 with respect to garage located at 10 Coffey Street, Brooklyn, New York.
             (2)
    10.23  --Lease dated May 9, 1991 with respect to office and garage located at 260 Route 10 East, Whippany, New
             Jersey. (2)
    10.24  --Lease dated June 1, 1987 with respect to garage located at 817 Pennsylvania Avenue, Linden, New Jersey.
             (2)
    10.25  --Lease dated June 1, 1989 with respect to office and garage located at 2 Selleck Street, Stamford,
             Connecticut. (2)


 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------------------
    10.26  --Lease dated April 28, 1992 with respect to office and garage located at 8087-8107 Parston Drive,
             Forestville, Maryland. (8)
    10.27  --Demand Promissory Notes of Thomas J. Edelman in favor of Petro, Inc. in the amounts of $500,000 and
             $100,000 dated April 15, 1985 and May 17, 1985, respectively, and Pledge and Security Agreement, as amended, made by Thomas J. Edelman in favor of Petro, Inc. dated April 15, 1986. (5)
    10.28  --Letter dated June 5, 1985 with respect to redemption of 55,250 shares of common stock of Petroleum Heat and Power Co., Inc. from Thomas J. Edelman and promissory note of Petroleum Heat and Power Co., Inc. in the amount of $884,000 in favor of Thomas J. Edelman, dated June 6, 1985. (3)
    10.29  --Option dated October 18, 1984 granted to Irik P. Sevin to purchase 64,000 shares of common stock of
             Petroleum Heat and Power Co., Inc. (3)
    10.30  --Form of Equipment Lease and related documentation dated as of October 21, 1983 relating to vehicle leasing transaction between Atlas Oil Corporation and various equipment lessors. (3)
    10.31  --Form of Equipment Lease and related documentation dated as of March 2, 1985 relating to vehicle leasing transaction between Petro, Inc. and various equipment lessors. (3)
    10.32  --Agreement dated October 22, 1986 relating to purchase of 64,000 shares of Class A Common Stock by Irik
             P. Sevin. (5)
    10.33  --Agreement dated December 2, 1986 relating to stock options granted to Malvin P. Sevin. (5)
    10.34  --Agreement dated December 2, 1986 relating to stock options granted to Irik P. Sevin. (5)
    10.35  --Agreements dated December 28, 1987 and March 6, 1989 relating to stock options granted to Irik P. Sevin and Malvin P. Sevin. (2)
    10.36  --Form of Note dated December 31, 1992, in the amount of $1,499,378, due December 31, 1993, from Irik P.
             Sevin to the Company. (8)
    10.37  --Subordinated Note Agreement relating to $60 million Subordinated Notes due October 1, 1998 issued to
             John Hancock Mutual Life Insurance Company and other Investors. (2)
    10.38  --Note Agreement, dated as of January 15, 1991, relating to $12.5 million Subordinated Notes due January
             15, 2001, between the Company and Connecticut General Life Insurance Company. (2)
    10.39  --Purchase Agreement, dated as of September 1, 1991, between the Company and United States Leasing
             International, relating to purchase of 159,722 shares of the 1991 Preferred Stock. (2)
    10.40  --Purchase Agreement, dated as of August 1, 1989, between the Company and John Hancock Mutual Life
             Insurance Company and The Northwestern Mutual Life Insurance Company, relating to the purchase of the
             1989 Preferred Stock. (2)
    10.41  --Agreement dated as of November 1, 1992 relating to stock options granted to George Leibowitz. (8)
    10.42  --Letter Agreement dated March 15, 1993 relating to the Credit Agreement. (8)
    10.43  --Lease dated June 17, 1993 with respect to office facilities located at 2187 Atlantic Street in Stamford
             Connecticut. (10)
    10.44  --Form of Note dated December 31, 1993, in the amount of $1,559,827, due December 31, 1994, from Irik P.
             Sevin to the Company. (9)
    10.45  --Agreement dated December 1993 relating to stock options granted to Malvin P. Sevin. (9)
    10.46  --Purchase Agreement, dated as of December 21, 1993, among Star Gas Holdings, Inc., First Reserve Secured
             Energy Assets Fund, L.P. American Gas & Oil Investors, AmGo II, AmGo III, FRC Star Gas, Inc., Star Gas
             and the Company. (11)
    10.47  --Option from Star Gas to the Company, dated as of December 21, 1993. (11)
    10.48  --Shareholder Put/Call Agreement, dated as of December 21, 1993, among the Company, the Other Investors and Prudential. (11)
    10.49  --Shareholders' Agreement, dated as of December 21, 1993, among the Company, the Other Investors and
             Prudential. (11)

 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
- ---------  ---------------------------------------------------------------------------------------------------------
    10.50  --Management Services Agreement, dated as of December 21, 1993, between the Company and Star Gas. (11)
    10.51  --Form of Amendment to the Company's Subordinated Debt Indentures. (9)
     11.0  --Computation of Per Share Earnings. (10)
     12.0  --Computation of Ratio of Earnings to Fixed Charges. (10)
     22.1  --Subsidiaries of Registrant. (10)
     24.1  --Consent of KPMG Peat Marwick.(1)
     24.2  --Consent of Ernst & Young.(1)
     24.3  --Consent of Phillips, Nizer, Benjamin, Krim & Ballon (included in Exhibit 5).
     24.4  --Consent of Dorsey & Whitney (included in Exhibit 7).
     25.0  --Power of Attorney.(included on page II-7 hereof)
     26.0  --Statement of Eligibility of Trustee on Form T-1 of Chemical Bank.(separately bound)(10)


- ---------------

 (1) Filed herewith.

 (2) Filed as Exhibits to Registration Statement on Form S-1, File No. 33-48051, and incorporated herein by reference.

 (3) Filed as Exhibits to Registration Statement on Form S-1, File No. 2-99794, and incorporated herein by reference.

 (4) Filed as Exhibits to Registration Statement on Form S-1, File No. 2-88526, and incorporated herein by reference.

 (5) Filed as Exhibits to Registration Statement on Form S-1, File No. 33-9088, and incorporated herein by reference.

 (6) Filed as Exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, File No. 2-88526, and incorporated herein by reference.

 (7) Filed as Exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1988, File No. 2-88526, and incorporated herein by reference.

 (8) Filed as Exhibits to the Company's Registration Statement on Form S-2, File No. 33-58034, and incorporated herein by reference.

 (9) To be filed by Amendment.


(10) Previously filed.



(11) Filed as Exhibits to the Company's Periodic Report on Form 8-K filed on January 4, 1994, File No. 2-88526, and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefor unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of New York, State of New York, on the 12th day of January, 1994.


                                          PETROLEUM HEAT AND POWER CO., INC.

                                          By:         /s/ IRIK P. SEVIN
                                             ..................................
                                                       Irik P. Sevin
                                              President, Chairman of the Board
                                             Chief Executive Officer and Chief
                                                          Financial
                                                   and Accounting Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints IRIK P. SEVIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign the within Registration Statement relating to the offering of $75,000,000 of Subordinated Notes of Petroleum Heat and Power Co., Inc. and any and all amendments to said Registration Statement, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     /s/ IRIK P. SEVIN                President, Chairman of the Board,                        January 12, 1994
....................................    Chief Executive Officer, Financial
           Irik P. Sevin                and Accounting Officer and Director
  /s/ AUDREY L. SEVIN                 Secretary and Director                                   January 12, 1994
....................................
          Audrey L. Sevin
  /s/ PHILLIP E. COHEN                Director                                                 January 12, 1994
....................................
          Phillip E. Cohen
 /s/ THOMAS J. EDELMAN                Director                                                 January 12, 1994
....................................
         Thomas J. Edelman
                                      Director                                                 January   , 1994
....................................
          Wolfgang Traber
                                      Director                                                 January   , 1994
....................................
         Richard O'Connell
                                      Director                                                 January   , 1994
....................................
            Max Warburg

                                        INDEX TO EXHIBITS
                                        -----------------

                                                                                                                    SEQUENTIAL
 EXHIBITS                                                                                                           PAGE NUMBER
- ---------                                                                                                           -----------
        1  --Form of Underwriting Agreement.
      4.6  --Form of Indenture between the Company and Chemical Bank, as trustee, including Form of Debentures.
      4.7  --Certificate of Designation creating a series of Preferred Stock designated as Cumulative Redeemable
             Exchangeable 1993 Preferred Stock.
        5  --Opinion of Phillips, Nizer, Benjamin, Krim & Ballon.
        7  --Opinion of Dorsey & Whitney re: liquidation preference.
     24.1  --Consent of KPMG Peat Marwick .
     24.2  --Consent of Ernst & Young.
     24.3  --Consent of Phillips, Nizer, Benjamin, Krim & Ballon (included in Exhibit 5).
     24.4  --Consent of Dorsey & Whitney (included in Exhibit 7).
     25.0  --Power of Attorney.(included on page II-7 hereof)